As filed with the U.S. Securities and Exchange Commission on July 24, 2009

Registration No. 333-160182

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

KIT digital, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	11-3447894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

168 Fifth Avenue, Suite 301
New York, New York 10010
+1 (212) 661-4111

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Kaleil Isaza Tuzman
Chairman and Chief Executive Officer
KIT digital, Inc.
168 Fifth Avenue, Suite 301
New York, New York 10010
+1 (646) 502-7484

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:

Spencer G. Feldman, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue – 15th Floor
New York, New York 10166
Tel: +1 (212) 801-9200; Fax: +1 (212) 801-6400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☐	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.0001 par value	3,795,000 Shares	(2)	$7.00 per Share	$26,565,000	$1,482.38	(3)

(1)	Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee.
(2)	Including 495,000 shares of common stock that may be purchased from us by the underwriters to cover over-allotments.
(3)	A registration filing fee of $1,604.25 has previously been paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. Neither we nor our selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 24, 2009

PROSPECTUS

3,300,000 Shares

Common Stock

Of the 3,300,000 shares of our common stock offered by this prospectus, 2,750,000 shares are being sold by us and 550,000 shares are being sold by certain existing, unaffiliated stockholders. No stockholder affiliated with management is selling shares in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol KDGL. On July 22, 2009, our common stock closed at $6.90 per share. Our common stock has been approved for listing on the Nasdaq Capital Market concurrently with this offering under the symbol KITD.

KIT Media Ltd., our largest single stockholder, controlled by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, has indicated to us that it will be purchasing at least $3.35 million of common stock in this offering, in part through the conversion into common stock of an interim note payable by us. All shares sold to KIT Media will be at the same price and on the same terms as the other investors in this offering. Gavin Campion, our President, is also an investor in KIT Media, as are several members of our board of directors.

These are speculative securities and involve a high degree of risk and substantial dilution. You should not invest in our securities unless you can afford to lose your entire investment.
Please see “Risk Factors” beginning on page 7 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to KIT digital	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to an additional 495,000 shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments. The underwriters may exercise this option at any time and from time to time within 30 days after the date of this prospectus. We expect that the shares of common stock will be ready for delivery in New York, New York on or about       , 2009.

Roth Capital Partners

Merriman Curhan Ford & Co.

Maxim Group LLC

The date of this prospectus is        , 2009

KIT digital’s VX Software Platform

ii

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the underwriters nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. All references to “we,” “us,” the “company” and “KIT digital” mean KIT digital, Inc., including subsidiaries and predecessors, except where it is clear that the term refers only to KIT digital, Inc. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option or their underwriters’ purchase option, and that no outstanding stock options or warrants will be exercised. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our Company

KIT digital is a leading provider of on-demand content management solutions for managing Internet Protocol (IP)-based video assets. Our comprehensive software platform, called “KIT VX” or “VX,” enables large corporate customers to acquire, manage and distribute their video assets across the three screens of the computer Internet browser, the mobile device and the set-top box enabled Internet Protocol Television (IPTV). We deliver our software platform over the Internet as a subscription service using a software-as-a-service or on-demand model, while occasionally installing our software onsite for clients as part of an enterprise license. Our software serves corporate customers across a wide variety of industries, including media & entertainment, telecommunications, retail, consumer/packaged goods, automotive and financial services. Our clients’ use of the VX platform ranges from end-consumer focused video distribution to internal corporate deployments, including corporate communications, human resources, training, security and surveillance. As of July 22, 2009, our customer base consisted of more than 470 enterprise customers from over 30 countries, including The Associated Press, Disney-ABC Television, Google Inc., IMG Worldwide Inc., Kmart, Nasdaq Stock Market, News Corp., RCS, Sensis Corp., Telefónica SA and Verizon Communications. Our clients usually enter into long-term contracts, and our average contract length is approximately 24 months.

Our KIT VX platform deployments are often complemented by marketing, branding and interface design services, as well as IPTV systems integration capabilities — related to digital play-out facilities, recording and editing suites, and remote content acquisition assets. We estimate approximately 75 – 80% of our current revenues are generated by VX platform-related fees, with the remainder directly related to professional services.

KIT VX is used by demanding and sophisticated corporate clients and is particularly appropriate for global corporations that need to centrally and securely ingest and manage video content, while also being able to allow for content access and publishing in multiple geographical locations, on multiple device types, and in different languages and protocols. This ability to centrally and securely administer video content but allow for it to be modified and distributed broadly is sometimes referred to as multi-point publishing, or “MPP.” We believe that our VX platform has the most advanced MPP capabilities in the market.

We manage our business across three major geographical profit and loss centers: (i) Europe, Middle East and Africa (EMEA), (ii) Asia-Pacific and (iii) the Americas. We estimate that approximately 60%, 32% and 8% of our current revenues are generated in EMEA, Asia-Pacific and the Americas, respectively. Our enterprise clients in each of these regions use our VX platform and related professional services to extend their audience reach using video and for internal corporate purposes. Specific customer examples:

•	AutoTrader in the United Kingdom has licensed our KIT VX platform to manage and showcase user-generated videos of automobiles for offer through AutoTrader’s online and mobile marketplace.
•	Telefónica 02 has licensed our VX platform to acquire IP-based content at sports venues in Central Europe, edit and distribute related video to online, mobile and other IP-enabled points of delivery.
•	In Asia, Yellow (part of Sensis Corp.) has licensed our KIT VX to manage and distribute video geared towards making their core classified offering more engaging and functional for the end user.

•	Citadel/ABC Radio, based in North America, has licensed our VX platform to manage video content that can be displayed across its network of over 200 radio station websites, as well as through mobile handsets.

We believe the proliferation of Internet-connected devices, coupled with the accelerating worldwide adoption of broadband Internet connections and video-capable mobile networks, is fueling long-term growth in IP-based video content management. Our software-as-a-service, or “SaaS,” was specifically developed to help large corporations manage and deliver video to both end-users and internal constituents. Our VX software platform is served through the Internet from centrally hosted computing facilities to our customers’ IP connections, and delivers high levels of reliability, scalability and security at a very reasonable cost. In addition to our on-demand software, we address the needs of our customers at various stages along the IP video value chain — from the repurposing and monetization of video assets to the deployment of related IP recording and broadcast facilities — by offering professional services related to creative interface design, branding strategies, strategic planning and technical integration. Furthermore, those customers lacking proprietary video content or looking to supplement their existing video content can access approximately 80 KIT-syndicated channels and over 40,000 regularly updated KIT-syndicated videos. We believe our VX software platform, combined with our systems integration and creative services, provides us a sustainable, competitive advantage over other solutions currently being offered in the marketplace. Our focus on advanced multi-point publishing capabilities meets the needs of an evolving IP video marketplace.

We derive our revenues from on-demand software subscription license fees, software usage fees, upfront license fees and professional services fees. For the year ended December 31, 2008, we recorded consolidated revenue of $23.4 million as compared to revenue of $13.9 million for the year ended December 31, 2007. For the three months ended March 31, 2009, we recorded consolidated revenue of $9.6 million as compared to consolidated revenue of $3.5 million for the three months ended March 31, 2008, representing a year-over-year increase of 175%. For the three months ended March 31, 2009, we generated $190,000 of operating EBITDA, defined as earnings before derivative income (loss), non-cash stock-based compensation, acquisition-related restructuring costs, impairment of property and equipment, merger and acquisition expenses, investor relation expenses and depreciation and amortization. Operating EBITDA is a measure we use to manage our business and assist our stockholders in understanding our operating results. It is not a metric presented in accordance with generally accepted accounting principles.

We completed two principal acquisitions during 2008 — the May 2008 acquisition of Kamera Content AB and the October 2008 acquisition of Visual Connection, a.s. — bringing mobile content publishing and IPTV solutions capabilities, respectively, to our core VX product offering. In addition, each of these acquisitions allowed for the realization of cost synergies, and brought with them internal managers and external customers who have continued to contribute to our business. We believe we have effectively integrated these acquisitions at this time.

On June 29, 2009, we announced a global strategic alliance with Akamai Technologies, Inc., a leading IP streaming infrastructure provider. The agreement with Akamai calls for joint packaging and reselling of each companies’ products and services, as well as collaborative marketing and sales efforts. We expect the Akamai agreement to augment our existing client and revenue base over time, and we will endeavor to enter into similar reselling agreements with other market participants in the future.

We currently employ approximately 190 full-time individuals, with principal offices in eight countries and sales representative offices in several other locations. We believe that, based on our own research, we are the largest company — as measured by revenue, operating EBITDA, enterprise client base and geographical reach — in the IP video platform marketplace, and see industry consolidation as a component of our growth strategy. As such, we intend to pursue a combined organic and acquisition growth path.

Our Industry

We believe we are well positioned to take advantage of the growth within our industry. Our industry’s growth globally is expected to be driven by:

•	the conversion of analog and traditional digital video formats to IP video;
•	the continuing rise in the amount and breadth of IP-based video content;
•	the growing consumer demand for IP-based video content;
•	the proliferation of broadband Internet connections;
•	the expansion and evolution of video-capable mobile networks;
•	the increase of Internet-connected devices; and
•	the rapid “catch-up” of emerging markets broadband and mobile network access.

Our Solution

Our comprehensive platform, KIT VX, is designed to serve as a single system for acquiring, managing and distributing a company’s IP-based video assets. Key highlights are:

•	comprehensive IP-based video asset management solution — our software platform allows our customers to ingest IP-based video content from multiple origination points such as satellite capture or IP feeds;
•	modularity — our VX platform is designed to offer an end-to-end solution and is comprised of eight primary modules;
•	multi-point publishing capability — our VX platform is able to centrally and securely administer video content but allow for it to be modified and distributed broadly;
•	highly configurable on-demand applications — our software solution is highly configurable, allowing customers to tailor their deployment to reflect their identity, unique business processes and existing forms and templates;
•	integration with leading CMS and ERP software systems — our software suite was designed to work with traditional content management systems and large enterprise resource planning, or ERP, software systems, including Microsoft, Oracle and SAP;
•	systems deployment and integration services — we believe our VX software, combined with our systems integration and complex video deployment capabilities, provides us a sustainable, competitive advantage over other solutions currently being offered in the marketplace; and
•	marketing, branding and interface design services — we offer our customers top-grade creative and professional services to support the successful implementation of their IP-based video strategy, including creative interface design, branding strategies and strategic planning.

Our Growth Strategy

Our objective is to enhance our position as the leading provider of on-demand enterprise software for IP-based video asset management. Key elements of our growth strategy include:

•	expand upon our leadership in on-demand, IP-based video asset management — we believe that we are the largest international provider of software solutions for managing IP video content and that our brand has become synonymous with “industrial grade” quality, professionalism and customer support;
•	pursue new customers and territories — we are aggressively targeting potential customers, primarily through our direct sales force and believe that there are substantial market opportunities for our solutions in the Americas, and the emerging markets of Eastern Europe, the Middle East, South Asia and Greater China;

•	enter into strategic re-selling partnerships with content delivery networks (CDNs), systems integration and hardware providers — we currently have reselling relationships in place with Sitecore, Tech Access (Middle East), and Vivocom (Spain) and expect to identify and partner with companies with complementary technology and access to clients across the IP-based video ecosystem;
•	leverage recently signed Akamai relationship — we are engaging in collaborative sales and marketing efforts with Akamai and the reselling of each other’s products and services. Akamai’s leadership position in IP-video streaming combined with our KIT VX content management platform will, we believe, create a unique IP-video offering for large enterprise clients globally, and we expect to generate new client opportunities and revenue from this relationship;
•	complete accretive acquisitions which expand our client and geographical footprint — we intend to continue to pursue selected acquisitions in North America and internationally that consolidate market share, expand our geographical footprint and further our position as the leading provider of enterprise-grade IP-based video management solutions;
•	increase revenue per customer — we seek to increase revenue from each corporate customer by upselling additional modules of the VX platform, as well as complementary creative and technical services;
•	enhance our product offering — we intend to further develop our VX software platform’s capabilities and features; and
•	gain brand awareness — we believe that we are the largest international provider of software solutions for managing IP video content and that our brand has become synonymous with “industrial grade” quality, professionalism and customer support.

Corporate Information

We were organized as a corporation under the laws of the State of Delaware in August 1998, and commenced operations in our current line of business in December 2003. Our principal executive offices are located at 168 Fifth Avenue, Suite 301, New York, New York 10010, and our telephone number is +1 (212) 661-4111. We maintain a corporate website at www.kitd.com and an electronic brochure of our product offerings can be downloaded at www.kitd.com/brochure.pdf. Neither the contents of our website nor our brochure is part of this prospectus and should not be relied upon with respect to this offering.

The Offering

Common stock offered by KIT digital
2,750,000 shares of common stock
Common stock offered by the selling stockholders
550,000 shares of common stock
Common stock outstanding prior to this offering
4,810,631 shares(1)
Common stock to be outstanding after this offering
7,560,631 shares(1)
Use of proceeds
We intend to use the net proceeds of this offering to finance possible acquisitions of, or investments in, competitive businesses, products and technologies as a part of our growth strategy, to repay certain outstanding debt, and for working capital and general corporate purposes.
Trading symbol
KITD (Nasdaq Capital Market) KDGL (OTC Bulletin Board) Our common stock has been approved for trading on the Nasdaq Capital Market concurrently with this offering.
Ownership after this offering
Our executive officers and directors will beneficially own approximately 31.9% of our outstanding common stock after the completion of this offering.
Risk factors
See “Risk Factors” beginning on page 7 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	Based on 4,810,631 shares outstanding on July 22, 2009, the number of shares to be outstanding after this offering excludes the following:
•	563,417 shares of common stock reserved for issuance upon the exercise of outstanding stock options under our 2004 Stock Option Plan and 2008 Incentive Stock Plan,
•	3,433,866 shares of common stock reserved for issuance upon the exercise of outstanding warrants (for which cash would need to be remitted to us for exercise), and
•	47,206 shares of common stock reserved for issuance under the underwriters’ purchase option.

All shares and per share information in this prospectus reflects, and where appropriate, is restated for, a 1-for-35 reverse stock split of our outstanding shares of common stock, effective March 9, 2009.

Summary Consolidated Financial Data

The summary consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2007	2008	2008	2009
			(Unaudited)	(Unaudited)
	(In Thousands, Except Share and per Share Data)
Consolidated Statement of Operations Data:
Revenue	$13,929	$23,401	$3,502	$9,624
Gross profit	7,042	13,004	2,050	4,598
Total general and administrative expenses	41,280	31,710	12,861	6,104
Loss from operations	(34,238)	(18,706)	(10,811)	(1,506)
Net income (loss) available to common stockholders	$(34,564)	$(18,975)	$(10,647)	$168
Net income (loss) per share:
Basic	$(34.69)	$(7.55)	$(9.57)	$0.04
Diluted	$(34.69)	$(7.55)	$(9.57)	$0.04
Weighted average number of shares outstanding:
Basic	996,267	2,512,415	1,112,459	4,289,630
Diluted	996,267	2,512,415	1,112,459	4,473,679
Comprehensive income (loss)	$(34,518)	$(19,279)	$(10,583)	$131

	As of March 31, 2009 (Unaudited)
	Actual	Pro Forma as Adjusted for Note Conversion and This Offering(1)
	(In Thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,525	$19,086
Working capital (deficiency)	(6,779)	9,782
Total assets	41,039	57,600
Total liabilities	24,210	22,918
Total stockholders’ equity	16,829	34,682

(1)	Reflects our sale of 2,750,000 shares of common stock offered by this prospectus at an assumed public offering price of $7.00 per share, after deducting the underwriting discount and the estimated offering expenses that we will pay, and the conversion into common stock of notes payable by us to KIT Media and to Granahan McCourt Capital, LLC.

RISK FACTORS

A purchase of our shares of common stock involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus, before purchasing any shares.

Risks Related to Our Business

We have a history of annual net losses which may continue and which may negatively impact our ability to achieve our business objectives, and we received a going concern qualification in our 2008 audit.

For the year ended December 31, 2008, we had revenue of $23.4 million and a net loss available to common stockholders of $(19.0 million). At December 31, 2008, we had stockholders’ equity of $18.3 million, an increase of $6.9 million from December 31, 2007. Our stockholders’ equity was $16.8 million as of March 31, 2009. For the three months ended March 31, 2009, we had revenue of $9.6 million, compared to revenue of $3.5 million for the comparable period in 2008. We had net income available to common stockholders of $168,000 for the three months ended March 31, 2009, compared to a net loss available to common stockholders of $(10.6 million) for the comparable 2008 period. Our independent auditors, in their report dated April 8, 2009, expressed doubt about our ability to continue as a going concern. There can be no assurance that our future operations will result in net income. Our failure to increase our revenues or improve our gross margins will harm our business. We may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate, our gross margins fail to improve or our operating expenses exceed our expectations, our operating results will suffer. The prices we charge for our Internet software and services may decrease, which would reduce our revenues and harm our business. If we are unable to sell our solutions at acceptable prices relative to our costs, or if we fail to develop and introduce on a timely basis new products from which we can derive additional revenues, our financial results will suffer.

Our operating subsidiaries have limited operating histories and therefore we cannot ensure the long-term successful operation of our business or the execution of our business plan.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets, such as the digital media software markets in which we operate. We must meet many challenges including:

•	establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue,
•	establishing and maintaining adoption of our technology on a wide variety of platforms and devices,
•	timely and successfully developing new products, product features and services and increasing the functionality and features of existing products and services,
•	developing services and products that result in high degrees of corporate client satisfaction and high levels of end-customer usage,
•	successfully responding to competition, including competition from emerging technologies and solutions,
•	developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services and
•	identifying, attracting and retaining talented technical and creative services staff at reasonable market compensation rates in the markets in which we employ.

Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. If we are unable to successfully address these risks our business will be harmed.

Our resources may not be sufficient to manage our expected growth; failure to properly manage our potential growth would be detrimental to our business.

We may fail to adequately manage our anticipated future growth. Any growth in our operations will place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. There may be greater strain on our systems mainly because we have acquired several businesses over the last 18 months and have had to devote significant management time and expense to the ongoing integration and alignment of management, systems, controls and marketing. To the extent we acquire other businesses, we will also need to integrate and assimilate new operations, technologies and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially and adversely affected.

Our competitors may have greater financial and other resources than we do and those advantages could make it difficult for us to compete with them.

The market for IP video content management over the Internet is relatively new and constantly changing. We expect that competition will continue to intensify. Increased competition may result in price reductions, reduced margins, loss of customers, and changes in our business and marketing strategies, any of which could harm our business. Current and potential competitors may have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products or services may enter the market at any time. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology. Price concessions or the emergence of other pricing, licensing and distribution strategies or technology solutions of competitors may reduce our revenue, margins or market share, any of which will harm our business. Other changes we have to make in response to competition could cause us to expend significant financial and other resources, disrupt our operations, strain relationships with partners, or release products and enhancements before they are thoroughly tested, any of which could harm our operating results and stock price.

If we do not successfully develop new software products and solutions, our business may be harmed.

Our business and operating results may be harmed if we fail to expand our software and services suite (either through internal product or capability development initiatives or through partnerships and acquisitions) in such a way that achieves widespread market acceptance or that generates significant revenue and gross profits to offset our operating and other costs. We may not successfully identify, develop and market new product and service opportunities in a timely manner. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenue or profitability. Competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies or in new strategic partnerships, and we may not have sufficient resources to make these investments. Because the markets for our solutions are subject to rapid change, we may need to expand and/or evolve our product and service offerings quickly. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements and harm our business and operating results.

We may be subject to legal liability for providing third-party products, services or content.

We have certain arrangements to offer third-party products, services, content or advertising via distribution on our websites. We may be subject to claims concerning these products, services, content or advertising by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, or provide access to these products, services, content or advertising. While our agreements with these parties most often provide that we will be indemnified against such liabilities, such indemnification may not be adequate or available. It is also possible that if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. Investigating and defending any of these types of claims is expensive, even if the claims do not result in liability. While to date we have not been subject to material claims, if any potential claims do result in liability, we could be required to pay damages or other penalties, which could harm our business and our operating results.

Any failure of our network could lead to significant disruptions in our services business, which could damage our reputation, reduce our revenues or otherwise harm our business.

Our business is dependent upon providing our customers with fast, efficient and reliable services. A reduction in the performance, reliability or availability of our network infrastructure may harm our ability to distribute our software to our customers, as well as our reputation and ability to attract and retain customers and content providers. Our systems and operations are susceptible to, and could be damaged or interrupted by outages caused by fire, flood, power loss, telecommunications failure, Internet or mobile network breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems and network communications, and our systems could be subject to greater vulnerability in periods of high employee turnover. A sudden and significant increase in traffic on our customers’ websites or demand from mobile users could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. Our failure to protect our network against damage from any of these events could harm our business.

Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on web browsers, ISPs (Internet service providers), online service providers and mobile networks to provide our clients’ end-users access to websites, IPTV and mobile content. Many of these providers have experienced outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Any such outage, delay or difficulty could adversely affect our ability to provide our software-as-a-service, which would harm our business.

We depend on various third parties to maintain much of our communications hardware and computer hardware operations. If the third parties’ hardware and operations fail, our business will be harmed.

Much of our communications hardware and computer hardware operations are operated or safeguarded by third parties. If these providers’ hardware, operations or security systems fail — particularly if they fail in unison — our reputation and business may suffer. We do not have complete backup systems for all of these hardware operations. A problem with, or failure of, our communications hardware or computer hardware operations could result in interruptions or increases in response times for our customers. If we cannot maintain our system in the event of unexpected occurrences, make necessary modifications and/or improvements to the technology, such deficiencies could have a material adverse effect upon our business, financial condition and results of operations.

We license technology from third parties. If we are unable to maintain these licenses, our operations and financial condition may be negatively impacted.

We license technology from third parties, including software that is integrated with internally developed software and used in our products to perform certain key functions. The loss of, or our inability to maintain, these licenses could result in increased costs or delay sales of our products. We anticipate that we will continue to license technology from third parties in the future. This technology may not continue to be available on commercially reasonable terms, if at all. Although we do not believe that we are substantially dependent on any individual licensed technology, some of the software that we license from third parties could be difficult for us to replace. The loss of any of these technology licenses could result in delays in the license of our products until equivalent technology, if available, is developed or identified, licensed and integrated. The use of additional third-party software would require us to negotiate license agreements with other parties, which could result in higher royalty payments and a loss of product differentiation, which could negatively impact our operating results and financial condition.

We depend on content licensed to us by third parties. If we are unable to maintain these licenses, our operations and financial condition may be negatively impacted.

We rely on content provided by third parties to increase market acceptance of our products and services. Currently, our major third-party content providers are ABC News, Associated Press, Fox and Reuters. If third parties do not develop or offer compelling content to be delivered over the Internet or wireless data networks, or grant necessary licenses to us or our customers to distribute such content, our business will be harmed and our products and services may not achieve or sustain broad market acceptance. We rely on third-party content providers to develop and offer content in formats that can be delivered using our products. We also rely entirely on third-party content for programming and content offerings. In some cases, we pay fees to obtain content for these services. We cannot guarantee that third-party content providers will continue to support our technology or offer compelling content in our formats, nor can we guarantee that we will be able to secure licenses to third-party content or that such licenses will be available at commercially reasonable rates, to encourage and sustain broad market acceptance of our products and services. The failure to do so could negatively impact our business operations and financial condition.

If we do not adequately protect our intellectual property rights, we may experience a loss of revenue and our operations may be materially harmed.

We have not registered patents or copyrights on any of the software or technology we have developed. We rely upon confidentiality agreements signed by our employees, consultants and third parties, and trade secret laws of general applicability, to safeguard our software and technology. We cannot assure you that we can adequately protect our intellectual property or successfully prosecute potential infringement of our intellectual property rights. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. Our failure to protect our intellectual property rights may result in a loss of revenue and could materially harm our operations and financial condition.

If we are unable to retain the services of Kaleil Isaza Tuzman or Gavin Campion or if we are unable to successfully recruit qualified personnel, we may not be able to continue operations.

Our success depends to a significant extent upon the continued service of Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, and Gavin Campion, our President. The loss of the services of Messrs. Isaza Tuzman or Campion could have a material adverse effect on our growth, revenues, and prospective business. We have entered into an executive management agreement with KIT Capital, Ltd., an entity controlled by Mr. Isaza Tuzman, including the services of Mr. Isaza Tuzman and other KIT Capital personnel, pursuant to which Mr. Isaza Tuzman serves as Chief Executive Officer, for a term of three years scheduled to expire in January 2011. We have also entered into an employment agreement with Mr. Campion. If either Mr. Isaza Tuzman or Mr. Campion were to resign or we are unable to retain either of their services beyond the term of their respective agreement with us, the loss could result in loss of sales, delays in new product development and diversion of management resources, and we could face high costs and substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any such successor obtains the necessary training and experience. In addition, in order to successfully implement and manage our business plan, we are dependent upon, among other things, successfully recruiting qualified personnel who are familiar with the specific issues facing the IP video enablement industry. In particular, we must hire and retain experienced management personnel to help us continue to grow and manage our business, and skilled software engineers to further our research and development efforts. Competition for qualified personnel is intense. If we do not succeed in attracting new personnel or in retaining and motivating our current personnel, our business could be harmed.

We may not have successfully integrated recent acquisitions, to realize the full benefits of the combined business.

The acquisitions of Visual Connection, Kamera Content, Morpheum and Narrowstep involve the integration of businesses that have previously operated separately. The difficulties of combining the operations of these businesses have included:

•	the challenge of effecting technical integration while carrying on the ongoing businesses,
•	the necessity of coordinating geographically separate organizations and
•	effective integration of personnel with diverse business backgrounds.

The process of completing the integration of these businesses could cause an interruption of, or loss of momentum in, the activities of our company and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of these operations could have an adverse effect on our business, financial condition or results of operations.

Our growth strategy depends, in part, on our acquiring businesses, products and technologies and expanding their existing operations, which we may be unable to do.

Our growth strategy is based, in part, on our ability to acquire or invest in businesses, products and technologies. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

•	identify suitable businesses or assets to buy,
•	complete the purchase of those businesses on terms acceptable to us,
•	complete the acquisition(s) in the time frame and within the budget we expect and
•	improve the results of operations of each of the businesses that we buy and successfully integrate its operations on an accretive basis.

There can be no assurance that we will be successful in any or all of the steps above. Our failure to successfully implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, accretively acquire those candidates that we identify or integrate acquired businesses effectively and profitably.

Fluctuations in foreign currency exchange rates affect our operating results in U.S. dollar terms.

A portion of our revenues arises from international operations. Revenues generated and expenses incurred by our international subsidiaries are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions in non-local currencies.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our amortizable intangible assets for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and amortizable intangible assets include significant adverse changes in the business climate and declines in the financial condition of our business. We have recorded and may be required in the future to record additional charges to earnings if a portion of our goodwill or amortizable intangible assets becomes impaired. Any such charge would adversely impact our results.

Our international operations are subject to increased risks which could harm our business, operating results and financial condition.

In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international market position, there are risks inherent in doing business internationally, including:

•	trade barriers and changes in trade regulations,
•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences,
•	the need to comply with varied local laws and regulations,
•	longer payment cycles,
•	possible credit risk and higher levels of payment fraud,
•	profit repatriation restrictions and foreign currency exchange restrictions,
•	political or social unrest, economic instability or human rights issues,
•	geopolitical events, including acts of war and terrorism,
•	import or export regulations,
•	compliance with U.S. laws (such as the Foreign Corrupt Practices Act), and local laws prohibiting corrupt payments to government officials,
•	laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses and
•	different and more stringent user protection, data protection, privacy and other laws.

Violations of complex foreign and U.S. laws and regulations that apply to our international operations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation.

Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies. These risks inherent in our international operations and expansion increase our costs of doing business internationally and could result in harm to our business, operating results and financial condition.

Risks Related to Our Securities and this Offering

Our historic stock price has been volatile and the future market price for our common stock is likely to continue to be volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

The public market for our common stock has historically been volatile. Any future market price for our shares is likely to continue to be volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of specific companies. Broad market factors and the investing public’s negative perception of our business may reduce our stock price, regardless of our operating performance. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. We cannot predict the effect that this offering or a Nasdaq Capital Market listing will have on the volume or trading price of our common stock. We cannot provide assurance that the market price of our common stock will not fall below the public offering price or that, following the offering, a stockholder will be able to sell shares acquired in this offering at a price equal to or greater than the offering price. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

You will experience immediate and substantial dilution when you purchase shares in this offering.

Upon the closing of this offering, investors will incur immediate and substantial dilution in the per share net tangible book value of their common stock. At March 31, 2009, after giving pro forma effect to our receipt of the net proceeds of this offering, we would have a pro forma net tangible book value of $1.81 per share. Net tangible book value is the amount of our total assets minus intangible assets and liabilities. This represents a gain in our net tangible book value of $2.69 per share for the benefit of our current stockholders, and dilution of $5.19, or 74.1% of the public offering price, for investors in this offering. Investors in this offering will be subject to increased dilution upon the exercise of existing outstanding stock options and warrants. These stock options and warrants, for which cash would need to be remitted to us for exercise, represent an additional 3,997,283 shares of common stock that could be issued in the future.

Shares of stock issuable pursuant to our stock options, warrants and underwriters’ purchase option may adversely affect the market price of our common stock.

As of March 31, 2009, we have outstanding under our 2004 Stock Option Plan and 2008 Incentive Stock Plan stock options to purchase an aggregate of 563,417 shares of common stock at a weighted average exercise price of $6.79 per share and outstanding warrants to purchase 3,433,866 shares of common stock (for which cash would need to be remitted to us for exercise) at a weighted average exercise price of $18.40 per share. The exercise of the stock options and warrants and the sales of stock issuable pursuant to them, would further reduce a stockholder’s percentage voting and ownership interest.

Upon completion of this offering, we will issue to the underwriters for nominal consideration an option to purchase up to 47,206 shares of common stock. This option will be exercisable for four years after the date of this prospectus at an exercise price of $8.40 per share (120% of the assumed public offering price of the common stock).

The stock options, warrants and underwriters’ purchase option are likely to be exercised when our common stock is trading at a price that is higher than the exercise price of these options and warrants, and we would be able to obtain a higher price for our common stock than we will receive under such options and warrants. The exercise, or potential exercise, of these options and warrants could adversely affect the market price of our common stock and adversely affect the terms on which we could obtain additional financing.

The large number of shares eligible for future sale may adversely affect the market price of our common stock.

The sale, or availability for sale, of a substantial number of shares of common stock in the public market could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities. At the completion of this offering, there will be approximately 7,560,631 shares of common stock issued and outstanding. Of these shares, approximately 4,523,114 shares would be freely transferable. Our executive officers and directors would beneficially own approximately 2,415,026 shares, or 31.9% of our outstanding common stock after the completion of this offering, which would be eligible for resale, subject to the volume and manner of sale limitations of Rule 144 of the Securities Act. An additional 622,491 shares are “restricted shares,” as that term is defined in Rule 144, and are eligible for sale under the provisions of Rule 144.

We have provisions in our certificate of incorporation that substantially eliminate the personal liability of members of our board of directors for violations of their fiduciary duty of care as a director and that allow us to indemnify our officers and directors. This could make it very difficult for you to bring any legal actions against our directors for such violations or could require us to pay any amounts incurred by our directors in any such actions.

Pursuant to our certificate of incorporation, members of our board of directors will have no liability for violations of their fiduciary duty of care as a director, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation allows us to indemnify our directors from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

Since some members of our board of directors are not residents of the United States and certain of our assets are located outside of the United States, you may not be able to enforce any U.S. judgment for claims you may bring against such directors or assets.

Four members of our board of directors are primary residents of either Australia, the United Arab Emirates or the United Kingdom, and a material portion of our assets and a substantial portion of the assets of these directors are located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against these non-U.S. residents than if they were residents of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident directors located outside the United States than if these assets were located within the United States. We cannot assure you that foreign courts would enforce liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdiction, or judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

Our officers and directors have significant voting power and may take actions that may not be in the best interests of other stockholders.

Our executive officers and directors currently own or control 40.25% of our voting stock. Upon the completion of this offering, our executive officers and directors will own or control approximately 30.9% of our voting stock. If these stockholders act together, they will be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our stockholders.

We do not anticipate paying dividends in the foreseeable future; you should not buy our stock if you expect dividends.

We currently intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Our senior secured term loan with Genesis Merchant Partners also prohibits us from paying cash dividends on our common stock. This term loan expires on December 31, 2009. You should not buy our stock if you are expecting to receive cash dividends.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are “forward-looking” statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled “Risk Factors.” Forward-looking statements include those that use forward-looking terminology, such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “will,” “shall,” “should” and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Actual results may be materially different than those described herein. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the “Risk Factors” section and elsewhere in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise, except to the extent required by federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission, or the SEC, to register the shares of our common stock being offered by this prospectus. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

KIT digital, Inc.
168 Fifth Avenue, Suite 301
New York, New York 10010
Attention: Mr. Kaleil Isaza Tuzman
Chairman and Chief Executive Officer
+1 (212) 661-4111

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the common stock in this offering will be approximately $14,153,000, or approximately $17,410,000 if the underwriters' over-allotment option is exercised in full, based on an assumed public offering price of $7.00 per share and after deducting the underwriting discount and our estimated offering expenses. We will not receive any proceeds from the sale of shares being offered in this offering by the selling stockholders or from the shares we are issuing through the conversion into common stock of notes payable by us in the aggregate amount of $3.7 million.

We intend to use the net proceeds from this offering for the following purposes and in the following order of priority:

Purpose	Estimated Amount	Estimated Percentage of Net Proceeds
Funding of potential acquisitions	$11,261,000	79.6%
Repayment of outstanding loans	$1,292,000	9.1%
Working capital and general corporate purposes	$1,600,000	11.3%
Total	$14,153,000	100.0%

We plan to use a significant portion of the net proceeds of this offering to finance acquisitions of, or investments in, competitive and complementary businesses as a part of our growth strategy. We currently have no commitments with respect to any such acquisitions or investments.

In November 2008, we received a $1.5 million senior secured term loan from Genesis Merchant Partners, LP, pursuant to the terms of a note purchase agreement. The senior secured term loan bears cash interest at 14.5% per annum payable monthly in arrears, and matures on December 31, 2009. We will utilize approximately $1,292,000 of the net proceeds of this offering to repay the loan. The loan has been used by us for our general working capital needs. We may also use a limited amount of additional proceeds to pay down lesser working capital-oriented bank facilities.

Working capital and general corporate purposes include amounts required to pay for research and development expenses, salaries, professional fees, public reporting costs, office-related expenses and other corporate expenses, including interest and overhead. Any additional net proceeds received from the exercise of the over-allotment option will be used for working capital and general corporate purposes.

We may also use a limited portion of the net proceeds, together with remaining amounts previously funded under notes payable by us, to redeem outstanding warrants from certain warrant holders and/or to settle certain future earn-out payments relating to previously acquired companies. A description of the notes payable by us that are being applied to purchase shares in this offering are described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Securities Offerings.”

Pending these uses, we intend to invest most of the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the development and growth of our business. There are no restrictions in our certificate of incorporation or by-laws on declaring dividends. The terms of our senior secured term loan with Genesis Merchant Partners, which expires on December 31, 2009, prohibit us from paying cash dividends on our common stock.

CAPITALIZATION

The following table summarizes our short-term debt and capitalization as of March 31, 2009, (a) on an actual basis, and (b) on a pro forma as adjusted basis to reflect the estimated net proceeds we will receive from the sale of 2,750,000 shares of common stock offered by this prospectus at an assumed public offering price of $7.00 per share, after deducting the underwriting discount and the estimated offering expenses we will pay, and the conversion into common stock of notes payable (issued in the second quarter of 2009) by us in the aggregate amount of $3.7 million.

	As of March 31, 2009
	Actual	Pro Forma as Adjusted for Note Conversion and This Offering(1)
	(Unaudited)	(Unaudited)
	(In Thousands)
Short-term debt	$3,832	$2,744
Long-term debt and capitalized lease obligations, net of current portion	$1,064	$1,064
Stockholders’ equity:
Common Stock, $0.0001 par value: authorized 30,000,000 shares; issued and outstanding 4,745,756, shares, actual; issued and outstanding, pro forma as adjusted for this offering, 7,495,756 shares(1)	—	1
Additional paid-in capital	84,868	102,720
Accumulated deficit	(67,751)	(67,751)
Accumulated other comprehensive loss	(288)	(288)
Total stockholders' equity	16,829	34,682
Total capitalization	$17,893	$35,746

(1)	The number of shares issued and outstanding and the additional paid-in capital exclude (a) 563,417 shares of common stock reserved for issuance upon the exercise of stock options outstanding under our 2004 Stock Option Plan and 2008 Incentive Stock Plan, (b) 3,433,866 shares of common stock reserved for issuance upon the exercise of outstanding warrants (for which cash would need to be remitted to us for exercise), and (c) 47,206 shares of common stock reserved for issuance under the underwriters’ purchase option.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the OTC Bulletin Board under the symbol KDGL since March 10, 2009. From May 29, 2008 to March 9, 2009 (the date of our 1-for-35 reverse stock split), our trading symbol was KITD. Prior to May 29, 2008, when our corporate name was ROO Group, Inc., our trading symbol was RGRP. Our common stock has been approved for listing on the Nasdaq Capital Market concurrently with this offering under the symbol KITD.

The following table sets forth the range of high and low trading prices as reported by the OTC Bulletin Board for the periods indicated.

	Year Ended December 31,
Quarter	2007		2008		2009
	High	Low	High	Low	High	Low
First	$154.00	$88.55	$8.58	$2.10	$9.25	$5.95
Second	110.95	65.80	14.70	5.25	9.00	7.01
Third (through July 22, 2009)	70.00	24.50	11.20	6.65	7.30	6.75
Fourth	40.25	4.87	9.45	3.85	—	—

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. These prices have been adjusted from the actual prices for such periods to reflect the 1-for-35 reverse stock split which took place on March 9, 2009.

The closing price of our common stock on July 22, 2009 was $6.90 per share.

As of July 22, 2009, we had 241 stockholders of record and approximately 1,450 beneficial owners of our common stock.

DILUTION

Purchasers of common stock in this offering will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma, adjusted net tangible book value per share of common stock immediately after completion of this offering.

Our pro forma, adjusted net tangible book value (deficit) as of March 31, 2009, would have been $(4.2 million) or $(0.88) per share of common stock. Pro forma net tangible book value (deficit) per share as of a specified date is determined by dividing our tangible book value (deficit) (total tangible assets less total liabilities) by the number of outstanding shares of common stock at such date. After giving effect to our sale of the 2,750,000 shares of common stock offered by this prospectus (based upon an assumed public offering price of $7.00 per share, after deducting the underwriting discount and our estimated offering expenses), our pro forma net tangible book value as of March 31, 2009, would have been $13.6 million, or $1.81 per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.69 per share, and an immediate dilution to new investors of $5.19 per share, or 74.1% of the public offering price of the shares offered in this offering. The following table illustrates the per share dilution:

Assumed public offering price per share		$7.00
Pro forma net tangible book value (deficit) per share as of March 31, 2009	$(0.88)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering	2.69
Pro forma net tangible book value per share as of March 31, 2009 after this offering		1.81
Pro forma net tangible book value dilution per share to new investors in this offering		$5.19

Sales by existing unaffiliated stockholders in this offering will reduce the number of shares held by all existing stockholders to 4,260,631, or 56.4% of the total number of shares of common stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 3,300,000, or 43.6% of the total shares of common stock to be outstanding after this offering.

Investors in this offering will be subject to increased dilution upon the exercise of outstanding stock options and warrants. As of July 22, 2009, these stock options and warrants represent an additional 3,997,283 shares that could be issued (for which cash would need to be remitted to us for exercise) in the future.

SELECTED FINANCIAL DATA

The following selected statement of operations data for the years ended December 31, 2007 and December 31, 2008, and the selected balance sheet data at those dates, are derived from our consolidated financial statements and notes thereto audited by MSPC, our independent registered public accounting firm. The statement of operations data for the three months ended March 31, 2008 and March 31, 2009 are unaudited. Per share data and shares outstanding reflect an adjustment for the effect of the 1-for-35 reverse stock split of our outstanding shares of common stock, which became effective on March 9, 2009. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31,		Three Months Ended March 31,
	2007	2008	2008	2009
			(Unaudited)	(Unaudited)
	(In Thousands, Except Share and per Share Data)
Revenue	$13,929	$23,401	$3,502	$9,624
Cost of goods and services	—	2,845	—	3,478
Hosting, delivery and reporting	2,341	2,024	515	282
Content costs	1,304	2,419	184	461
Direct third party creative production costs	3,242	3,109	753	805
Total variable and direct third party costs	6,887	10,397	1,452	5,026
Gross profit	7,042	13,004	2,050	4,598
Compensation, travel and associated costs (including non-cash stock-based compensation)	28,587	20,366	8,324	3,693
Legal, accounting, audit and other professional service fees	1,807	1,227	345	270
Office, marketing and other corporate costs	3,988	3,511	838	717
Merger and acquisition and investor relations expenses	—	427	—	378
Depreciation and amortization	2,236	1,771	245	683
Restructuring charges	—	3,068	2,745	119
Other non-recurring charges	—	1,111	135	244
Settlement of MyVideoDaily agreement	500	—	—	—
Impairment of property and equipment	788	229	229	—
Impairment of intangible assets	3,124	—	—	—
Impairment of goodwill	250	—	—	—
Total general and administrative expenses	41,280	31,710	12,861	6,104
Income (loss) from operations	(34,238)	(18,706)	(10,811)	(1,506)
Interest income	725	164	61	1
Interest expense	(70)	(228)	(14)	(139)
Amortization of deferred financing costs and debt discount	—	(110)	—	(164)
Derivative income	(51)	31	—	1,950
Other income	(792)	(117)	22	29
Net income (loss) before income taxes	(34,426)	(18,966)	(10,742)	171
Income tax expense	(125)	(116)	(1)	(3)
Net income (loss)	(34,551)	(19,082)	(10,743)	168
Minority interest	(13)	107	96	—
Net income (loss) available to common stockholders	$(34,564)	$(18,975)	$(10,647)	$168
Net income (loss) per share:
Basic	$(34.69)	$(7.55)	$(9.57)	$0.04
Diluted	$(34.69)	$(7.55)	$(9.57)	$0.04
Weighted average number of shares outstanding:
Basic	996,267	2,512,415	1,112,459	4,289,630
Diluted	996,267	2,512,415	1,112,459	4,473,679
Comprehensive income (loss)	$(34,518)	$(19,279)	$(10,583)	$131

Consolidated Balance Sheet Data

	As of December 31,
	2007	2008	As of March 31, 2009
			(Unaudited)
	(In Thousands)
Cash and cash equivalents	$10,189	$5,878	$2,525
Working capital (deficiency)	8,090	(3,100)	(6,779)
Total assets	18,115	41,309	41,039
Long-term liabilities	292	2,260	1,602
Total liabilities	6,836	23,238	24,210
Total stockholders’ equity	11,355	18,308	16,829

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We provide solutions for managing Internet Protocol (IP)-based video assets. Our comprehensive software platform enables enterprise customers to acquire, manage and distribute their video assets across the three screens of the computer Internet browser, the mobile device and set-top box enabled Internet Protocol Television (IPTV). We generally deliver our software platform over the Internet as a subscription service using a software-as-a-service or on-demand model, while occasionally installing our software onsite for clients as part of an enterprise license. Our software serves corporate customers across a wide variety of industries, including media & entertainment, telecommunications, retail, consumer/packaged goods, automotive and financial services. Our clients’ use of the VX platform range from end-consumer focused video distribution to internal corporate deployments, including corporate communications, human resources, training, security and surveillance. As of July 22, 2009, our customer base consisted of more than 470 enterprise customers from over 30 countries, including The Associated Press, Disney-ABC Television, Google Inc., IMG Worldwide Inc., Kmart, Nasdaq Stock Market, News Corp., RCS, Sensis Corp., Telefónica SA and Verizon Communications. Our clients usually enter into long-term contracts, and our average contract length is approximately 24 months.

In addition to our on-demand software, we provide professional and creative services including marketing services, creative interface design, branding strategies, strategic planning and technical/systems integration services, and provide over 40,000 syndicated videos. We currently provide our software solutions, professional and creative services internationally through our operating subsidiaries in Dubai, Melbourne, Toronto, Stockholm, New York, London, Prague, Buenos Aires, Cairo, Bogotá and Singapore.

Our success is driven primarily by our ability to attract new customers and to continue to develop our software suite. Our customers are typically large global corporations that are seeking software management tools for consumer-focused video distribution or internal corporate video use, including corporate communications, human resources and training and security/surveillance. Our revenue model consists of on-demand software subscription license fees, software usage fees, upfront license fees and professional services fees. We estimate approximately 75 – 80% of our current revenues are generated by VX platform-related fees, with the remainder directly related to professional services. We invoice customers on a monthly basis.

On June 29, 2009, we announced a global strategic alliance with Akamai Technologies, Inc., a leading IP streaming infrastructure provider. The agreement with Akamai calls for joint packaging and reselling of each companies’ products and services, as well as collaborative marketing and sales efforts. We expect the Akamai agreement to augment our existing client and revenue base over time, and we will endeavor to enter into similar reselling agreements with other market participants in the future.

Set forth below is a discussion of the financial condition and results of operations of our company, KIT digital, Inc. and its consolidated subsidiaries (collectively, “we,” “us” or “our”), for the three months ended March 31, 2009 and 2008 and the years ended December 31, 2008 and 2007. The consolidated financial statements include the accounts of all the wholly-owned subsidiaries of KIT digital, Inc. Included in the consolidation with Kamera Content AB are Kamera Content AB’s 95%-owned subsidiary Kamera (S) PTE LTD and its 55%-owned subsidiary Swegypt Company for Telecommunications (S.A.E.).

As a component of our management’s review of the 2008 financial statements, and in light of recent and prospective business changes, our management reviewed and modified the categorization of costs in the Consolidated Statements of Operations. The current categories are presented below under Results of Operations. These changes were made on a prospective basis, with previously reported amounts recategorized to conform with the presentation for the current period. In light of recent and potential future acquisitions, management may choose to introduce additional cost categories in future financial statements.

Critical Accounting Policies and Estimates

The policies discussed below are considered by our management to be critical to an understanding of our financial statements because their application places the most significant demands on our management’s judgment, with financial reporting results relying on our estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described below. For these policies, our management cautions that future events rarely develop as forecast, and that best estimates may routinely require adjustment.

The SEC has issued cautionary advice to elicit more precise disclosure about accounting policies management believes are most critical in portraying our financial results and in requiring management’s most difficult subjective or complex judgments.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments and estimates. On an ongoing basis, we evaluate our estimates, the most significant of which include establishing allowances for doubtful accounts and determining the recoverability of our long-lived tangible and intangible assets. The basis for our estimates are historical experience and various assumptions that are believed to be reasonable under the circumstances, given the available information at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from the amounts estimated and recorded in our financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.  We recognize revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, Software Revenue Recognition and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue, net of sales taxes assessed by any governmental authority. Revenues are derived principally from the delivery of digital media solutions and professional services. Our revenues include fees charged for software-as-a-service (SaaS), enterprise licenses, software usage, storage, software set-up/support services, hardware components, content delivery, content syndication fees, advertising-based monetization and professional services. Revenue is recognized when the product and/or service has been provided to the customer. We may enter into agreements whereby we guarantee a minimum service level, or a minimum number of impressions, click-throughs or other criteria on our software platform’s points of distribution for a specified period. To the extent these guarantees are not met, we may defer recognition of the corresponding revenue until guaranteed delivery levels are achieved.

Inventories.  We value inventories at the lower of cost (first-in, first-out method) or market and are comprised of finished goods. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product age in inventory and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of December 31, 2008 and March 31, 2009, our reserve for excess and obsolete inventory was $0.2 million and $0.1 million, respectively.

Cash and Cash Equivalents.  We consider all highly liquid investments with original maturities of 90 days or less when purchased, or fully cash-collateralized investments with immediate callability of collateral, to be cash or cash equivalents.

Allowance for Doubtful Accounts.  We maintain an allowance for doubtful accounts for estimated losses resulting from our customers not making their required payments. Based on historical information, we believe that our allowance is adequate. Changes in general economic, business and market conditions could result in an impairment in the ability of our customers to make their required payments, which would have an adverse effect on cash flows and our results of operations. The allowance for doubtful accounts is reviewed monthly and changes to the allowance are updated based on actual collection experience. We use a combination of the specific identification method and analysis of the aging of accounts receivable to establish an allowance for losses on accounts receivable. The allowance for doubtful accounts as of December 31, 2007, 2008 and 2009 and March 31, 2009 was $0.3 million, $0.6 million and $0.5 million, respectively.

Tangible and Intangible Asset Impairment.  We review our long-lived assets and identifiable intangibles for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying amounts. Impairment, if any, is measured as the excess of the carrying amount over the fair value based on market value (when available) or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made. In assessing the recoverability of our goodwill, we review goodwill for impairment at each reporting period to determine whether events and circumstances continue to support the indefinite useful life of the asset. Then, we perform the first step of the goodwill impairment test which compares the fair value of the reporting unit with its carrying value, including goodwill. The fair value of the reporting unit is based on expected future cash flows associated with the group of assets. This valuation method is used if quoted market prices are not available. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

Results of Operations

The following discussion should be read in conjunction with the information set forth in the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Revenue

Consolidated revenue increased by $6.1 million from $3.5 million for the three months ended March 31, 2008 to $9.6 million for the three months ended March 31, 2009, an increase of 175%.

Digital media segment revenue for the three months ended March 31, 2009 were $8.8 million compared to $2.4 million for the three months ended March 31, 2008, an increase of $6.5 million or 272%. The increase was principally due to an increase in customers, increased usage by existing customers, and revenue from the acquired companies not included in prior period results. Professional services segment revenue for the three months ended March 31, 2009 were $0.8 million compared to $1.1 million for the three months ended March 31, 2008, a decrease of $0.3 million or 29%. The decrease was primarily from the decreases in spending by existing customers

Variable and Direct Third Party Costs

Cost of goods and services of $3.5 million represents the costs by KIT digital Czech for the supply of IPTV solutions, services and components; no such expenses were incurred prior to the acquisition of KIT digital Czech in October 2008. Hosting, delivery and reporting costs for the three months ended March 31, 2009 were $0.3 million compared to $0.5 million for the three months ended March 31, 2008, a decrease of $0.2 million or 45% These costs decreased primarily from the establishment of an internal datacenter which reduced our reliance on third party suppliers. Content costs for the three months ended March 31, 2009 were $0.5 million compared to $0.2 million for the three months ended March 31, 2008, an increase of $0.3 million or 151% The increase is primarily from the inclusion of costs from the acquisition of Kamera in May 2008. Direct third party creative production costs for the three months ended March 31, 2009 compared to three months ended March 31, 2008 were relatively flat at $0.8 million.

General and Administrative Expenses

Compensation, travel and associated costs for the three months ended March 31, 2009 were $3.4 million compared to $4.3 million for the three months ended March 31, 2008, a decrease of $0.9 million or 21%. The decrease was primarily from the broad cost-cutting measures begun in the first quarter of 2008 which included a reduction in headcount and salary levels offset in part by our business acquisitions. Non-cash stock-based compensation expense for the three months ended March 31, 2009 was $0.3 million compared to $4.0 million for the three months ended March 31, 2008, a decrease of $3.7 million or 93%. Merger and acquisition and certain investor relation expenses for the three months ended March 31, 2009 were $0.4 million. There were no such expenses in the three months ended March 31, 2008.

Depreciation and amortization expense for the three months ended March 31, 2009 was $0.7 million compared to $0.2 million for the three months ended March 31, 2008, an increase of $0.5 million or 179%. The increase was primarily from the acquisitions of KIT digital Czech in October 2008 and Kamera in May 2008. Restructuring charges for the three months ended March 31, 2009 were $0.1 million compared to $2.7 million for the three months ended March 31, 2008, a decrease of $2.6 million or 96%.

Other Income Expense, Net

Derivative Income.  Derivative income for the three months ended March 31, 2009 was $2.0 million. Under EITF 07-05 and FAS 133, we recorded a reduction in the fair value of warrants containing reset provisions.

Net Income (Loss).  As a result of the factors described above, we reported net income available to common stockholders of $0.2 million for the three months ended March 31, 2009 compared to net loss available to common stockholders of $10.7 million for the three months ended March 31, 2008, an increase of $10.9 million.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Consolidated revenue for the year ended December 31, 2008 were $23.4 million compared to $13.9 million for the year ended December 31, 2007, an increase of $9.5 million or 68%.

Digital media segment revenue for the year ended December 31, 2008 were $18.1 million compared to $9.5 million for the year ended December 31, 2007, an increase of $8.6 million or 90%. The increase is primarily from an increase in customers, increased spending by existing customers, and revenue from the acquired companies not included in prior period results. Agency segment revenue for the year ended December 31, 2008 were $5.3 million compared to $4.4 million for the year ended December 31, 2007, an increase of $0.9 million or 20%. The increase is primarily from the growth of our customer base and increases in spending by existing customers.

Variable and Direct Third Party Costs

Cost of goods and services of $2.8 million represents the costs of equipment and services by Visual for the supply of digital media and IPTV solutions, services and components; no such expenses were incurred prior to the acquisition of Visual in October 2008. Hosting, delivery and reporting costs for the year ended December 31, 2008 were $2.0 million compared to $2.3 million for the year ended December 31, 2007, a decrease of $0.3 million or 14%. These costs decreased primarily due to the termination of the use of external marketing tools that were used in 2007 and the establishment of an internal datacenter which reduced our reliance on third party suppliers. Content costs for the year ended December 31, 2008 were $2.4 million compared to $1.3 million for the year ended December 31, 2007, an increase of $1.1 million or 86%. The increase is primarily costs from the acquisition of Kamera in May 2008. Direct third party creative production costs for the year ended December 31, 2008 were $3.1 million compared to $3.2 million for the year ended December 31, 2007, a decrease of $0.1 million or 4%.

General and Administrative Expenses

Compensation, travel and associated costs decreased by $8.3 million from $23.9 million for the year ended December 31, 2007 to $15.5 million for the year ended December 31, 2008, a decrease of 35%. The decrease was primarily from broad cost cutting measures begun in the first quarter of 2008 which included a reduction in headcount and salary levels offset in part by increases due to acquisitions. Non-cash stock-based compensation expense increased 3% by $0.1 million, from $4.7 million for the year ended December 31, 2007 to $4.9 million for the year ended December 31, 2008. Merger and acquisition and investor relation expenses were $0.4 million for the year ended December 31, 2008. There were no such expenses in 2007.

Depreciation and amortization expense for the year ended December 31, 2008 was $1.8 million compared to from $2.2 million for the year ended December 31, 2007, a decrease of $0.5 million or 21%. This expense has remained relatively constant primarily due to the increases related to the acquisitions of Kamera in May 2008 and Morpheum in September 2008, and Visual in October 2008 offsetting the depreciation and amortization that decreased due to the assets of approximately $4.3 million acquired from the asset purchase agreement with Wurld Media in July 2007, which were subsequently abandoned in December 2007.

Restructuring charges for the year ended December 31, 2008 were $3.1 million and consist of employee termination costs, contract settlements and facility closing costs. There were no restructuring charges for the year ended December 31, 2007. Other non-recurring charges for the year ended December 31, 2008 were $1.1 million and consist of IT overlap, acquisition costs, recruiting costs, relocation of headquarters, corporate rebranding and write-off of a prior year disputed charge. There were no other non-recurring charges for the year ended December 31, 2007.

Other Income Expense, Net

Settlement of MyVideoDaily Agreement.  A settlement of $0.5 million for the year ended December 31, 2007 was paid upon the execution of the settlement agreement with RJM Price & Company, Inc. and Robertson Price on October 18, 2007.

Impairment of Property and Equipment.  Impairment of property and equipment was $0.2 million for the year ended December 31, 2008 and $0.8 million for the year ended December 31, 2007. In 2008, the impairment related to the abandonment of assets due to the downsizing of our London office. In 2007, a loss on impairment of property and equipment of $0.8 million was recorded related to the abandonment of the assets of a business that we acquired in the agreement with Wurld Media.

Impairment of Goodwill and Intangible Assets.  In 2007, a loss on impairment of goodwill and intangible assets of $3.4 million was recorded. This is comprised of $2.8 million related to the abandonment of the software assets of a business that we acquired in the agreement with Wurld Media, $0.3 million related to the impairment of content, $0.3 million related to the impairment of goodwill related to the MyVideoDaily acquisition and $0.1 million related to the impairment of customer lists acquired from Cooee. There were no impairment charges in 2008.

Interest Income.  Interest income for the year ended December 31, 2008 was $0.2 million compared to $0.7 million for the year ended December 31, 2007, a decrease of $0.5 million or 77%. This decrease was primarily from a decrease in our cash and cash equivalents related to the timing of the proceeds from private placements.

Registration Rights Liquidated Damages.  Registration rights liquidated damages for the year ended December 31, 2008 were $0.1 million compared to $0.8 million for the year ended December 31, 2007.

Net Loss Available to Common Stockholders.  As a result of the factors described above, we reported a net loss before income taxes and minority interest of $19.0 million for the year ended December 31, 2008 compared to $34.6 million for the year ended December 31, 2007, a decrease of $15.6 million or 45%.

Liquidity and Capital Resources

As of March 31, 2009, we had cash and cash equivalents of $2.5 million. Management anticipates that going forward, we will generate sufficient cash flows from our operating activities to meet our capital requirements. However, we may choose to raise equity or debt capital from time to time to support general working capital needs, certain capital expenditures or potential acquisitions. KIT Media Ltd., an entity controlled by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, has made advances to us and participated in such financings in the past, at competitive market levels, and may do so in the future.

Net cash used in operating activities was $1.2 million for the three months ended March 31, 2009, compared to $4.8 million for the three months ended March 31, 2008, a decrease of $3.7 million, or 76%. The decrease in net cash used in operating activities is primarily related to an increase in revenues from customers, and the reduction in general and administrative costs.

Net cash used in investing activities was $1.9 million for the three months ended March 31, 2009, compared to net cash provided by investing activities of $0.1 million for the three months ended March 31, 2008, an increase in net cash used in investing activities of $2.0 million. This increase in net cash used in investing activities is primarily the acquisition of Visual and purchase of property and equipment of $1.5 million which is mainly a purchase of software.

Net cash used in financing activities was $0.2 million for the three months ended March 31, 2009, compared net cash provided in financing activities of $0.1 million for the three months ended March 31, 2008. In 2009, this primarily consisted of payments of secured notes and capital leases. In 2008, this primarily consisted of proceeds from our bank line.

Recent Securities Offerings

In the last 60 days, KIT Media Ltd., an entity controlled by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, made $3.35 million available to us in an interim convertible promissory note bearing an 8% interest rate per annum and convertible into the current common stock offering under terms identical to other investors in this offering. In connection with our acquisition of certain assets of Narrowstep Inc. in April 2009, Granahan McCourt Capital, LLC, a stockholder of Narrowstep, loaned us $350,000, pursuant to a convertible promissory note on substantially the same terms as the KIT Media note described above. We and the respective noteholders have agreed that the KIT Media and Granahan McCourt notes payable will convert into common stock in this offering.

In November 2008, we received a $1.5 million senior secured term loan from Genesis Merchant Partners, LP, pursuant to the terms of a note purchase agreement. The senior secured term loan bears cash interest payable monthly in arrears, and matures on December 31, 2009. The principal is repayable in monthly installments of $75,000 beginning in May 2009, with the remainder of the principal due at maturity. The note is secured by a substantial amount of our property, including accounts receivable and inventory, but excludes any security interests in our Visual Connection, a.s. and Reality Group Pty Ltd. subsidiaries. In conjunction with the borrowing, we issued to Genesis Merchant Partners, LP a warrant entitling it to purchase, for $11.90 per share, 139,286 shares of our common stock through October 31, 2013.

In May 2008, we completed a private placement of 2,142,858 units to 35 accredited investors. Each unit was comprised of one share of common stock and a warrant to purchase one share of common stock. The units were sold at a price of $7.00 per unit or an aggregate of $15.0 million. The warrants have an exercise price of $11.90 per share, a term of five years and provide the investors with “full ratchet” anti-dilution protection as to the exercise price of each warrant. KIT Media purchased an aggregate of 1,008,572 units in the May 2008 private placement, consisting of 1,008,572 shares of common stock and 1,008,572 shares of common stock underlying the warrants.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2007 and 2008 or the three months ended March 31, 2008 and 2009. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

Recently-Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption was not permitted. SFAS 141(R) may have a material impact on our financial statements if or when we enter into another business combination.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The adoption of SFAS No. 160 on January 1, 2009 did not have a material impact on the reporting of our results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We conduct our operations in primary functional currencies: the United States dollar, the British pound, the Australian dollar, the Swedish krona and the Czech koruna. We currently do not hedge any of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. However, we attempt to employ a “natural hedge” by matching as much as possible in like currencies our customer revenues with associated customer delivery costs. We invoice our international customers primarily in U.S. dollars, British pounds, Australian dollars, Euros, Swedish kronor and Czech koruna.

We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation and as our foreign currency consumer receipts are converted into U.S. dollars. Our exposure to foreign exchange rate fluctuations also arises from payables and receivables to and from our foreign subsidiaries, vendors and customers.

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We endeavor to place our cash and cash equivalents with high credit quality institutions to limit credit exposure. We have obtained callable cash collateral wherever we have identified credit risk exists with respect to these investments.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the wide variety of our customers who are dispersed across many geographic regions. We routinely assess the financial strength of customers and, based upon factors concerning credit risk, we establish an allowance for uncollectible accounts. Our management believes that accounts receivable credit risk exposure beyond such allowance is limited.

BUSINESS

Company Overview

KIT digital is a leading provider of on-demand content management solutions for managing Internet Protocol (IP)-based video assets. Our comprehensive software platform, called “KIT VX” or “VX,” enables large corporate customers to acquire, manage and distribute their video assets across the three screens of the computer Internet browser, the mobile device and the set-top box enabled Internet Protocol Television (IPTV). We deliver our software platform over the Internet as a subscription service using a software-as-a-service or on-demand model, while occasionally installing our software onsite for clients as part of an enterprise license. Our software serves corporate customers across a wide variety of industries, including media & entertainment, telecommunications, retail, consumer/packaged goods, automotive and financial services. Our clients’ use of the VX platform range from end-consumer focused video distribution to internal corporate deployments, including corporate communications, human resources, training, security and surveillance. As of July 22, 2009, our customer base consisted of more than 470 enterprise customers from over 30 countries, including The Associated Press, Disney-ABC Television, Google Inc., IMG Worldwide Inc., Kmart, Nasdaq Stock Market, News Corp., RCS, Sensis Corp., Telefónica SA and Verizon Communications. Our clients usually enter into long-term contracts, and our average contract length is approximately 24 months.

Our KIT VX platform deployments are often complemented by marketing, branding and interface design services, as well as IPTV systems integration capabilities — related to digital play-out facilities, recording and editing suites, and remote content acquisition assets. We estimate approximately 75 – 80% of our current revenues are generated by VX platform-related fees, with the remainder directly related to professional services.

KIT VX is used by demanding and sophisticated corporate clients in, and is particularly appropriate for global corporations that need to centrally and securely ingest and manage video content, while also being able to allow for content access and publishing in multiple geographical locations, on multiple device types, and in different languages and protocols. This ability to centrally and securely administer video content but allow for it to be modified and distributed broadly is sometimes referred to as multi-point publishing, or “MPP.” We believe that our VX platform has the most advanced MPP capabilities in the market.

We manage our business across three major geographical profit and loss centers: (i) Europe, Middle East and Africa (EMEA), (ii) Asia-Pacific and (iii) the Americas. We estimate that approximately 60%, 32% and 8% of our current revenues are generated in EMEA, Asia-Pacific and the Americas, respectively. Our enterprise clients in each of these regions use our VX platform and related professional services to extend their audience reach using video and for internal corporate purposes. Specific customer examples:

•	AutoTrader in the United Kingdom has licensed our KIT VX platform to manage and showcase user-generated videos of automobiles for offer through AutoTrader’s online and mobile marketplace.
•	Telefónica 02 has licensed our VX platform to acquire IP-based content at sports venues in Central Europe, edit and distribute related video to online, mobile and other IP-enabled points of delivery.
•	In Asia, Yellow (part of Sensis Corp.) has licensed our KIT VX to manage and distribute video geared towards making their core classified offering more engaging and functional for the end user.
•	Citadel/ABC Radio, based in North America, has licensed our VX platform to manage video content that can be displayed across its network of over 200 radio station websites, as well as through mobile handsets.

We believe the proliferation of Internet-connected devices, coupled with the accelerating worldwide adoption of broadband Internet connections and video-capable mobile networks, is fueling long-term growth in IP-based video content management. Our software-as-a-service, or “SaaS,” was specifically developed to help large corporations manage and deliver video to both end-users and internal constituents. Our VX software platform is served through the Internet from centrally hosted computing facilities to our customers’ IP connections, and delivers high levels of reliability, scalability and security at a very reasonable cost. In addition to our on-demand software, we address the needs of our customers at various stages along the IP video value chain — from the repurposing and monetization of video assets to the deployment of related IP recording and broadcast facilities — by offering professional services related to creative interface design, branding strategies, strategic planning and technical integration. Furthermore, those customers lacking proprietary video content or looking to supplement their existing video content can access approximately 80 KIT-syndicated channels and over 40,000 regularly updated KIT-syndicated videos. We believe our VX software platform, combined with our systems integration and creative services, provides us a sustainable, competitive advantage over other solutions currently being offered in the marketplace. Our focus on advanced multi-point publishing capabilities meets the needs of an evolving IP video marketplace.

We derive our revenues from on-demand software subscription license fees, software usage fees, upfront license fees and professional services fees. For the year ended December 31, 2008, we recorded consolidated revenue of $23.4 million as compared to revenue of $13.9 million for the year ended December 31, 2007. For the three months ended March 31, 2009, we recorded consolidated revenue of $9.6 million as compared to consolidated revenue of $3.5 million for the three months ended March 31, 2008, representing a year-over-year increase of 175%. For the three months ended March 31, 2009, we generated $190,000 of operating EBITDA, defined as earnings before derivative income (loss), non-cash stock-based compensation, acquisition-related restructuring costs, impairment of property and equipment, merger and acquisition expenses, investor relation expenses and depreciation and amortization. Operating EBITDA is a measure we use to manage our business and assist our stockholders in understanding our operating results. It is not a metric presented in accordance with generally accepted accounting principles.

We completed two principal acquisitions during 2008 — the May 2008 acquisition of Kamera Content AB and the October 2008 acquisition of Visual Connection, a.s. — bringing mobile content publishing and IPTV solutions capabilities, respectively, to our core VX product offering. In addition, each of these acquisitions allowed for the realization of cost synergies, and brought with them internal managers and external customers who have continued to contribute to our business. We believe we have effectively integrated these acquisitions at this time.

On June 29, 2009, we announced a global strategic alliance with Akamai Technologies, Inc., a leading IP streaming infrastructure provider. The agreement with Akamai calls for joint packaging and reselling of each companies’ products and services, as well as collaborative marketing and sales efforts. We expect the Akamai agreement to augment our existing client and revenue base over time, and we will endeavor to enter into similar reselling agreements with other market participants in the future.

We currently employ approximately 190 full-time individuals, with principal offices in eight countries and sales representative offices in several other locations. We believe that, based on our own research, we are the largest company — as measured by revenue, operating EBITDA, enterprise client base and geographical reach  — in the IP video platform marketplace, and see industry consolidation as a component of our growth strategy. As such, we intend to pursue a combined organic and acquisition growth path.

The net proceeds from this offering are intended primarily to support opportunistic, accretive acquisitions in our industry.

Industry

Our industry is driven in part by the growth in the use of video through the web browser, mobile phone and IPTV-enabled television set, and in part by the conversion of analog and traditional digital video formats to IP video. According to Cisco Systems’ Cisco Visual Networking Index: Forecast and Methodology, 2008 – 2013, Internet video now accounts for approximately one-third of all consumer Internet traffic and will account for over 60% of all consumer Internet traffic in 2013. We believe this trend will have a positive impact on video content management services providers like us.

The growth in Internet and mobile network video traffic has been driven by the rapid advances have been made in the quality of IP-based video delivery, significantly improving the viewing experience throughout each of the three screens. As of early 2008, video viewership sessions over the Internet have surpassed traditional television viewership sessions. From February 2008 to February 2009, video viewership online has grown along many relevant benchmarks, including a 71% growth in monthly minutes viewed online and a 10% increase in unique users viewing video online.

Growth in IP-Based Video Consumption

In March 2009, comScore, Inc., a leader in measuring the digital world, reported that 77.8% of the total U.S Internet audience viewed online video and the average online video viewer watched 327 minutes of video, or nearly 5.5 hours. The duration of the average online video was 3.4 minutes. We believe that advertisers will continue to view IP video as an effective means to target audiences, and corporations that use video for corporate communications, human resources, training, and security and surveillance will continue to migrate to IP video solutions. As such, we believe optimized video solutions like those that we provide will continue to be in demand.

We believe that virtually all large global corporations (as reflected in the viewership trends reported by Nielsen above) are assessing how to use IP-based video for their branding and internal corporate needs. According to a December 2008 independent industry report, 400 senior professionals were surveyed as to their IP-video needs for 2009. Approximately 67% of the executives in this survey responded that the focus of their digital media budgets in 2009 would be IP-based video. To implement IP video solutions, these 400 professionals said that they would look towards the following types of providers. We provide all of these services through our modular VX platform, professional services capabilities, and subcontracting partners:

Unlike most traditional video delivery mechanisms which are generally limited to national/regional geographical territories, Internet protocal is truly global, allowing targeted audiences to be aggregated across the globe in sufficient numbers to make directed content economically viable. We believe that the provision of IP-based video content will be a fast-growth market.

In addition, video delivery systems such as wireless/ mobile and closed-network IPTV will also provide considerable market opportunities beyond the growth of video on traditional web portals. In the United States alone, Pyramid Research, Inc., the telecom research arm of the Light Reading Communications Network, estimates that revenue from mobile video services will reach $16 billion by 2014. Much of the demand, according to Pyramid Research, will come from Europe and Asia/Pacific, which we believe aligns our global reach and international track record with the geographic growth segment of the industry.

We believe that there is an increasing use of IP-based video in internal corporate communications and digital marketing campaigns. We expect to see growth in this sector in parallel with the growth in media/publishing usage. eMarketer, an independent trade publication, reported in January 2009, that there was a 40% growth in the consumption of retail videos online from October 2007 through October 2008. The proliferation of YouTube, Hulu and other similar online video portals enhances consumers’ familiarity with the IP-video medium, and bolsters corporations’ decisions to deploy more capital towards IP-video strategies.

We also believe that a validating factor in the growing popularity and global acceptance of IP-based video is the level of advertising dollars being spent on the medium. According to eMarketer, one in every ten dollars spent online will be spent on video (a market of $4 billion up from $775 million in 2008 in the United States). With respect to mobile video, eMarketer projects even faster growth in mobile video advertising — globally reaching $4 billion by 2011 (up from $427 million in 2008 in the United States). We believe these trends are the leading indicator towards corporations using video for their branding.

Our Solution

Our comprehensive software platform, KIT VX, is designed to serve as a centralized system for acquiring, managing and distributing a company’s IP-based video assets.

Comprehensive IP-based video asset management solution.  Our VX software platform allows our customers to ingest IP-based video content from multiple origination points such as satellite capture or IP feeds. Once imported into VX, video content can be managed including transcoding, storage, metatagging, localization, editing/repurposing, search optimization, advertising and syndication. Video is then able to be distributed across the three screens: the computer Internet browser, mobile device and the IPTV-enabled television set.

Modular VX software platform.  Our VX platform is designed to offer an end-to-end solution and is comprised of eight primary modules. This design enables customers to start with one or a few modules and easily add more modules over time. Our modules, all of which leverage our VX platform capabilities of multi-point content ingestion, management and multi-point publishing/distribution (depicted graphically below), consist of:

KIT VX Modular Detail

•	Online Browser — delivers and enables video content display and associated rich metadata within single or multiple websites. We also offer multiple languages and professional services allowing for customization.
•	Mobile — transcodes, delivers and enables video content display and associated rich metadata into the multiple formats in which video is displayed on mobile devices.
•	IPTV — provides IP-middleware and content delivery, CRM and metadata services to virtually any set-top box, so that customers can offer content to their customers on the television set.
•	Content Provision — enables customers access to our library of licensed content from global content providers such as The Associated Press, Disney-ABC and Reuters.
•	Content Management System — provides database management, reporting and security.
•	Dashboards — provides real-time usage statistics and analytics of our customer’s IP video deployments.
•	Digital Junction — allows corporate customers an exchange-like capability, by which they can syndicate their video, based on permission and subscription levels, to other corporate customers.
•	Integration Services — implementation of VX-enabled digital play-out facilities, recording and editing suites, and remote content ingestion assets.
•	Creative and Marketing Services — interface design, branding, campaign management, strategic planning and agency representation.

Highly configurable on-demand application suite.  We deliver our VX software platform over the Internet as a subscription service using the SaaS model, eliminating the need for customers to buy, maintain and up-grade on-premise hardware and software. Our software solution is highly configurable, allowing customers to tailor their deployment to reflect their identity, unique business processes and existing forms and templates. Additionally, our architecture enables us to maintain high levels of availability, scale easily as we and our customers grow, and provide a safe and secure environment for our customers’ video assets.

Integration.  Our software suite was designed to work with traditional content management systems and large enterprise resource planning, or ERP, software systems, including Microsoft, Oracle and SAP.

Monetization/Implementation.  We offer our customers top-grade creative and professional services to support the successful implementation of their IP-based video strategy, including creative interface design, branding strategies, strategic planning and technical integration services.

Our Growth Strategy

Our objective is to enhance our position as the leading provider of on-demand software for IP-based video asset management. Key elements of our growth strategy include:

Pursue new customers and territories.  We are aggressively targeting potential customers, primarily through our direct sales force. Although certain markets in East Asia, Australasia and Western Europe have made quicker advances in corporate use of IP-based video, as other markets “catch up” in IPTV-capable broadband provisioning and 3G/4G mobile network, we believe that there are substantial market opportunities for our solutions in the Americas, and the emerging markets of Eastern Europe, the Middle East, South Asia and Greater China. We plan to continue to aggressively market to potential customers in with our existing sales force, while assessing whether to add to our sales force in other regions.

Enter into strategic reselling partnerships.  We currently have reselling relationships in place with Web Alive (AsiaPac), Tech Access (Middle East), CAN Communicate (UK) and Vivocom (Spain). We expect to identify and partner with companies with complementary technology and access to clients across the IP-based video ecosystem. Content delivery networks (CDNs), systems integration companies and IP-based hardware providers are primary targets for such reselling partnerships in the future.

Leverage recently signed Akamai relationship.   We are engaging in collaborative sales and marketing efforts with Akamai and the reselling of each other’s products and services. Akamai’s leadership position in IP-video streaming combined with our KIT VX content management platform will, we believe, create a unique IP-video offering for large enterprise clients globally, and we expect to generate new client opportunities and revenue from this relationship.

Complete selected, accretive acquisitions.  We intend to continue to pursue selected acquisitions in North America and internationally that consolidate market share, expand our geographical footprint and further our position as the leading provider of enterprise-grade IP-based video management solutions. Any acquisition will be pursued with a focus on accretion, through disciplined relative consideration analysis and the realization of pro forma cost synergies and revenue enhancement.

Increase revenue per customer.  We seek to increase revenue from each corporate customer by upselling additional modules of the VX platform, as well as complementary creative and technical services. In addition, by continuously enhancing the functionality of our VX software, customers find more uses for our solutions, renewing existing licenses, purchasing additional licenses or modules, and enhancing usage (and associated usage fees) on the platform.

Enhance platform offering.  We intend to further develop our VX software platform’s capabilities and features. We believe that customer requirements will continue to evolve and require different solutions in the future. Investing in our technology and improving our modular capabilities will enable us to handle increasingly demanding delivery methods, file formats and publishing needs. We plan to continue working with some of the most sophisticated IP video customers in the world to help define and drive our research and development priorities.

Gain brand awareness.  Brand reputation and recognition are key distinguishing factors among the providers in our industry. We believe that we are the largest international provider of software solutions for managing IP video content and that our brand has become synonymous with “industrial grade” quality, professionalism and customer support.

Customers

As of July 22, 2009, we had more than 470 customers. Our standard license agreement for our enterprise customers runs 24 months and our average remaining contract life is approximately 18 months. Our professional services are contracted on a project basis and in some cases on an hourly basis.

We provide services to customers in multiple vertical industry segments, including media and entertainment, telecommunications, automotive, financial services, retail, consumer/packaged goods and government. Our customer base is not concentrated in any particular industry. None of our customers accounted for more than 10% of revenues in the fiscal years ended December 31, 2007 and 2008 or for the three months ended March 31, 2009. Set forth below is a representative list of our customers, grouped by industry, and listed alphabetically:

Automotive:  General Motors, Saab, Suzuki

Classifieds/Search:  AutoTrader, Google, Sensis

Consumer/Packaged Goods:  Johnson & Johnson, Nestle, Playtex

Financial:  Fidelity Investments, GE Money, Nasdaq

Media:  The Associated Press, Czech TV, Disney-ABC Television, RCN, Z1

Publishing:  News Corporation, New York Post, RCS, The Sun

Retail/Franchising:  Kmart, Tabcorp

Telecommunications:  AT&T, Telefónica 02, Verizon, Vodafone

Sales and Marketing

We primarily sell our software solution directly through our sales force and to a lesser extent, utilize distribution relationships such as resellers and affiliate partners. We target providers and users of IP video content through our:

•	Field sales force. We have developed a field sales force and currently have approximately 30 sales personnel in various geographic markets, including 15 in Europe, Middle East and Africa, 8 in Asia-Pacific and 7 in the Americas (including both North and South America). Our direct sales force is responsible for identifying and managing individual sales opportunities in their respective regions. Certain sales representatives have cross-regional, “vertical” responsibilities as well, meaning they are responsible for identifying global sales opportunities in a specific industry vertical, such as classifieds, retail or publishing.
•	Distribution partners. We maintain relationships with certain resellers and distribution partners that we believe have complementary efforts in the IP-video marketplace, and strong existing client bases with in-region sales forces. Currently, we have deployed formal reselling relationships with five partners: Akamai (Global), Web Alive (AsiaPac), Tech Access (Middle East), CAN Communicate (UK) and Vivocom (Spain). We intend to aggressively expand our reseller network, with a particular focus on content delivery networks (CDNs) and IP-based hardware providers.

We focus our corporate marketing efforts on increasing brand awareness, communicating the VX software platform advantages, and generating qualified leads for our sales teams. Our corporate marketing plan is designed to continually elevate awareness of our brand and generate demand for our software solution. We rely on a number of vehicles in this area, including tradeshows, advertising, public relations, webinars, our website and collaborative relationships with complementary technology vendors.

Our Technology

We have built our VX software platform on a highly scalable, multi-tenant application written within Microsoft frameworks, including C++ and .NET. We use commercially available hardware and a combination of proprietary and commercially available software, including Microsoft SQL Server and Microsoft Windows, to provide our solutions. Because new customers are provisioned within this already-existing infrastructure, we believe we can efficiently scale our software delivery as both our business and our customers’ business grow. For a graphical overview of how we are set up, please see the diagram below:

KIT VX Workflow

Our customers access our solutions through multiple screens: web browsers (without installing any software or downloading Java applets, Microsoft ActiveX, or .NET controls), on their mobile handsets, and through IPTV solutions that deliver video to the consumers’ televisions.

We own all of the hardware deployed in support of our KIT VX software platform. We have multiple redundant co-location facilities including London, New York, Toronto, Prague and Brisbane, Australia, in addition to our primary location in Ashburn, Virginia. Our facilities are state-of-the-art and provide around-the-clock security personnel, video surveillance and biometric access screening, and are serviced by onsite electrical generators, fire detection and suppression systems. Our facilities afford us multiple Tier 1 interconnects to the global Internet. Our multiple co-location facilities provide increased platform uptime and application availability and redundancy, which are essential to support the business-critical needs of our customers.

We regularly monitor the performance and uptime of our VX software platform. We have a highly available, scalable infrastructure that utilizes load-balanced web server pools, redundant interconnected network switches and firewalls, intrusion detection, replicated databases, and fault-tolerant storage devices. User and performance data is backed up on a daily basis and stored in multiple locations to ensure integrity and restoration capability. Application monitoring includes automated tools that ensure our VX software platform is running and operating within performance benchmarks. Since migrating to our own delivery architecture in May 2008, our platform uptime has been 100% — though there can be no guarantee of perfect uptime in the future.

We do not have material patents, trademarks or copyrights, but we believe that the long-term commercial usage of our VX platform and its component parts (dating back to 1999 for certain key elements) provides us material defensibility around our core intellectual property. We rely upon confidentiality agreements signed by our employees, consultants and third parties, and trade secret laws of general applicability, to safeguard our software and technology.

Research and Development

Our research and development personnel are continuously undertaking efforts to enhance and improve our existing services and create new services in response to our customers’ needs and market demand for software tools to manage and deliver IP-video. Accordingly, we have invested, and intend to continue to invest, significant time and resources in our development activities to establish and maintain ourselves as a leader in the provision of optimized IP-based video solutions that address the business needs of our customers. As of July 22, 2009, we had approximately 27 employees on our research and development team. Our research and development expenses were $4.8 million and $0.6 million for the fiscal year ended December 31, 2008 and the three months ended March 31, 2009, respectively. As a practice, we generally do not capitalize research and development, and these amounts were not capitalized.

Competition

We believe that few competitors currently provide the range of functionality provided by our VX software platform, but there are a number of competitors that provide certain elements of the products and services we offer, including:

•	video content management and enablement; and
•	video-centric integration, interface design and creative services.

We believe the barriers to entry for the industry in which we operate include: (i) the intellectual property, timeframe and costs to develop commercially robust, feature-rich video content management platforms for online, mobile and IPTV networks, (ii) established enterprise-class business relationships and (iii) the time and resources involved to train and develop interface design, creative services and technical integration professional services staff with IP video expertise.

Video content management and enablement.  There are a number of companies that offer competing tools for enabling video content for consumption via the Internet and mobile networks, including Brightcove, Entriq, the FeedRoom, Multicast, Onstream Media, Ooyala, the Platform and Saffron Digital.

Video-centric interface design and creative services.  There are myriad interactive marketing agencies globally, many of which have some expertise in IP-based video-centric design.

We believe that we set ourselves apart from our competitors through:

•	the breadth and depth of the VX suite functionality;
•	our integrated online, mobile and IPTV set-top box (“3-screen”) publishing capability;
•	our global customer and sales footprint, including multicultural and multilingual customer services and support;
•	our advanced multi-point ingestion and multi-point publishing capabilities;
•	our multi-format content syndication and repurposing capabilities; and
•	our creative services and integration capabilities.

Government Regulation

We are subject to risks associated with governmental regulation and legal uncertainties. Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), caching of content by server products, and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulation.

Employees

As of July 22, 2009, we had a total of approximately 190 full-time employees. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel for whom competition is intense. Our employees are not represented by any collective bargaining unit. We believe our relations with employees and contractors are good.

Locations

We are a global company with offices in Dubai, Melbourne, Prague, Toronto, New York, London, Stockholm, Cairo, Bogotá, Buenos Aires and Singapore. Our current operational headquarters are located in Dubai. As our sales, service and technology support to customers and strategic partners expands in Europe, we may determine to relocate our global operational headquarters to that region. An index of our present office locations and types is illustrated below:

We expect total rent expense to be approximately $940,000 under office leases for 2009.

Legal Proceedings

Other than as set forth below, we are not a party to any pending legal proceeding nor is our property the subject of a pending legal proceeding that is not in the ordinary course of business or otherwise material to the financial condition of our business.

In December 2007, Rick Gell and Todd Pavlin, two former consultants of ROO Media Corporation (ROO Media) (currently KIT Media Corporation) sued that entity together with ROO Group, Inc. (currently KIT digital, Inc.) and its founder and former Vice Chairman Robert Petty and ROO Media’s former President and Chief Operating Officer Steve Quinn in New York Supreme Court, New York County, New York, alleging breach of an oral employment agreement, fraudulent inducement and other claims relating to the plaintiffs’ employment at ROO Media. Last year, defendants moved to dismiss the complaint and, in March 2009, the court dismissed all of plaintiffs’ claims except their breach of contract claim on the grounds that it is based on an alleged oral agreement, which plaintiffs may be able to prove. Defendants have answered the complaint, denying liability, and the case is now in discovery. We believe that there is no merit to this suit, and we intend to continue to defend vigorously.

In November 2007, our wholly-owned subsidiary, ROO HD, Inc. (ROO HD) (currently KIT HD, Inc.), was named as the defendant in a purported class action lawsuit entitled Julie Vittengl et al. vs. ROO HD, Inc., in New York Supreme Court, Saratoga County, New York. The suit, brought by four former employees of Wurld Media, Inc. (“Wurld”), purportedly on behalf of themselves and others similarly situated, claims that ROO HD’s acquisition of certain assets of Wurld was a fraudulent conveyance and that ROO HD is the alter-ego of Wurld. Plaintiffs seek the appointment of a receiver to take charge of our property in constructive trust for plaintiffs and payment of plaintiffs’ unpaid wages and costs of suit, both in an unspecified dollar amount. ROO HD filed its answer to the complaint in January 2008, and there have been no further developments in this action since then.

In May 2009, Christine M. Stuto filed suit against ten shareholders of Wurld, ROO HD, and ROO Group, Inc. (ROO Group), in New York Supreme Court, Albany County, New York. Plaintiff, a former employee of Wurld, seeks to hold the ten largest shareholders of Wurld liable for $99,918 in wages that Wurld allegedly failed to pay Plaintiff. She further asserts a variety of claims based on the allegation that ROO HD's acquisition of certain assets of Wurld was a fraudulent conveyance, and that ROO HD is the successor to Wurld and liable for Wurld's debts. Based on these allegations, Plaintiff seeks payment of her wages, the (unspecified) fair market value of her shares of stock in Wurld, rescission of the asset purchase agreement between Wurld and ROO HD, plus attorney's fees. To our knowledge, neither ROO HD nor ROO Group has been served with the summons and complaint in this matter. In any event, however, we believe that the suit is without merit, and if served, we intend to defend vigorously.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of our directors and executive officers, and their positions with us, as of July 22, 2009:

Name	Age	Position
Kaleil Isaza Tuzman	37	Chairman of the Board and Chief Executive Officer
Gavin Campion	37	President and Director
Jonathan Hirst	60	Chief Financial Officer
Kamal El-Tayara	38	Director
Steven G. Felsher	60	Director
Daniel W. Hart	35	Director
Lars Kroijer	37	Director
Robin Smyth	55	Director
Wayne Walker	50	Director

The principal occupations for the past five years (and, in some instances, for prior years) of each of our directors and executive officers are as follows:

Kaleil Isaza Tuzman was elected Chairman of the Board and has served as our Chief Executive Officer since January 2008. Mr. Isaza Tuzman has worked in the digital media industry since the late 1990s as a venture capitalist and entrepreneur. From 2005 to 2007, he served as the President and Chief Operating Officer of JumpTV Inc. (TSX, AIM: JTV), a leader in IP-based broadcasting of international television and sports. From 2002 to date, Mr. Isaza Tuzman has served as the Managing Partner of KIT Capital, a software and digital media-focused restructuring and merchant banking firm which merged into Dubai-based merchant bank KCP Capital in 2008. From 2001 to 2002, he served as Chairman and Chief Executive Officer of KPE, Inc., a leading digital media services company. Prior to that, Mr. Isaza Tuzman worked at Goldman Sachs, in investment banking and equities risk arbitrage. He has been a member of the Council on Foreign Relations, and has acted as a U.S. trade representative. Mr. Isaza Tuzman graduated magna cum laude and holds an A.B. from Harvard University and holds graduate certificates in International Relations from El Colegio de México and in Latin American Studies from Harvard University.

Gavin Campion has served as our President since April 2008 and elected as a Director in November 2008. From January 2005 to March 2008, he served as managing director of Sputnik Agency Pty Ltd., an Australian-based interactive marketing agency. In 1999, Mr. Campion co-founded Reality Group Pty Ltd., a subsidiary of KIT digital, which has attracted blue-chip advertising customers. From 2004 to 2008, Mr. Campion served as Chief Executive Officer of Shoppers Advantage, a leading Australian e-commerce company, and as a director of Presidential Card, Australia’s largest discount loyalty program. Mr. Campion received his B.A. with honors in marketing from the University of Huddersfield in England.

Jonathan Hirst has served as our Chief Financial Officer since April 2009. From September 2007 to February 2008, Mr. Hirst was a consultant with BT Associates, LLC, a strategic and financial consulting firm servicing the professional communication industry. From November 2004 to August 2007, he served as Chief Financial Officer of Lowe Worldwide, Inc., a global multi-unit international marketing communications division of The Interpublic Group of Companies, Inc. From January 1996 to October 2004, Mr. Hirst was the Senior Vice President of International Finance of Grey Global Group Inc., a leading marketing communications firm. Mr. Hirst is a member of the Institute of Chartered Accountants (FCA) and holds a B.A and M.A. in economics from the University of Cambridge and an M.B.A. from INSEAD.

Kamal El-Tayara has served as a Director since February 2008. Since 2004, Mr. El-Tayara has been the managing partner of MNA Partners, a Dubai-based merchant bank, which merged into KCP Capital in 2008. Prior to that, Mr. El-Tayara held senior positions with Merrill Lynch and Salomon Smith Barney in the Middle East. In early 2003, Mr. El-Tayara managed the corporate finance initiatives of MBC Group, MENA’s (Middle East and North Africa) largest media company, where he participated in the set up of Alarabiya News Channel, for which he acted as Chief Financial Officer. In 2007, Mr. El-Tayara set up the Swiss EFG Bank in

Dubai, for which he acted as the Dubai Head. Mr. El-Tayara is a board member of KIT Media Ltd. Mr. El-Tayara holds a B.S. in electrical engineering from the American University of Beirut (with distinction) and an M.B.A. from INSEAD.

Steven G. Felsher has served as a Director since November 2008 and is our lead director and Chairman of our Audit Committee. Mr. Felsher was the Vice Chairman and Chief Financial Officer-Worldwide of Grey Global Group Inc., and was responsible for its integration into WPP Group plc following WPP Group’s acquisition of Grey in March 2005. Mr. Felsher was responsible for overseeing Grey’s financial operations, investor relations, acquisitions and other corporate functions. Mr. Felsher joined Grey in 1979 as a Vice President, became Senior Vice President in 1986, and Chief Financial Officer in 1989. He headed Grey’s Legal Affairs department from 1979 to 1989. Since leaving Grey, Mr. Felsher consults for a number of intellectual property and marketing services companies. Mr. Felsher holds a B.A. in Classical Greek from Dickinson College, was a Thomas J. Watson Fellow, and holds a J.D. from Yale Law School.

Daniel W. Hart has served as a Director since March 2008. Mr. Hart is the founder and managing partner of River Road Ventures, a private equity and advisory firm, since February 2004. River Road Ventures merged into KCP Capital in 2008. Prior to founding River Road Ventures, Mr. Hart founded Fundamental Capital, an investment partnership which integrated operational management with early-stage venture capital. Mr. Hart’s entrepreneurial and investing background has focused on the digital media, wireless, semiconductor, enterprise software areas. Mr. Hart is a board member of KIT Media Ltd. Mr. Hart holds an A.B. in economics from Harvard University.

Lars Kroijer has served as a Director since February 2008 and is Chairman of our Compensation Committee. Mr. Kroijer is the founder and Chief Executive Officer of Holte Capital Ltd., a special situations hedge fund, since April 2002. From June 1999 to March 2002, Mr. Kroijer worked for HBK Investments focusing on special situations investing and event-driven arbitrage. Prior to that, Mr. Kroijer worked for SC Fundamental, a value-focused hedge fund, and for Lazard Frères, a boutique investment banking firm. Mr. Kroijer graduated magna cum laude and holds an A.B. from Harvard University and an M.B.A. from Harvard Business School.

Robin Smyth has served as a Director since December 2003 and previously served as our Chief Financial Officer, at times, from December 2003 through April 2009. From 1998 to 2001, Mr. Smyth was a partner at Infinity International, a consulting and IT recruitment operation. From 1990 to 1998, he worked for Computer Consultants International. He is also on the board of directors of a number of wholly-owned subsidiaries of KIT digital. Mr. Smyth received his undergraduate degree in economics from Monash University in Australia.

Wayne Walker has served as a Director since January 2008 and is Chairman of our Nominations and Corporate Governance Committee. Mr. Walker has served as the managing partner of Walker Nell Consultants, Inc. since 2004. He has more than 20 years of experience in corporate law and corporate restructuring. Prior to establishing Walker Nell, he served as the Principal of Parente Randolph, LLC, an accounting and consulting firm, from July 2001 to February 2004. He served as Senior Counsel of DuPont Corporation from 1984 to 1998 and as Chairman of Habitat for Humanity from 1995 to 1998. He holds a B.A. from Loyola University New Orleans and a J.D. from Catholic University of America. He also studied finance for non-financial managers at the University of Chicago’s Graduate School of Business.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board. There are no family relationships among our directors and executive officers. As of the date of this prospectus, there are no material proceedings to which any of our directors, executive officers, affiliates or stockholders is a party adverse to us.

Board of Directors and Corporate Governance

Our board of directors is responsible for establishing broad corporate policies and for overseeing our overall management. In addition to considering various matters which require board approval, the board provides advice and counsel to, and ultimately monitors the performance of, our senior management.

We established an Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee in 2008. The charters for the Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee are available at our website, www.kitd.com. We believe Kamal

El-Tayara, Steven G. Felsher, Daniel W. Hart, Lars Kroijer and Wayne Walker are independent members of our board of directors, under Nasdaq’s independence standards. Each of the board committees is composed of two or more of these independent members. Although Messrs. El-Tayara and Hart are board members of KIT Media Ltd., our largest single stockholder, they are neither controlling shareholders nor employees of KIT Media, and are not disqualified under Nasdaq’s independence standards from being considered independent directors by us.

The board, its committees and our management strive to perform and fulfill their respective duties and obligations in a responsible and ethical manner. The board and the Audit, Compensation and Nominations and Corporate Governance Committees each perform annual self evaluations. We have adopted a Code of Ethics that applies to our Chief Executive Officer and Chief Financial Officer. Upon request, we will provide to any person without charge a copy of our Code of Ethics. Any such request should be made to Jonathan Hirst, Chief Financial Officer, KIT digital, Inc., 168 Fifth Avenue, Suite 301, New York, New York 10010.

Steven G. Felsher serves as our lead director and an ex-officio member of each of our board committees.

Committees of the Board

Audit Committee.  The board has an Audit Committee comprised of three non-employee directors, Messrs. Felsher (Chairman), El-Tayara and Kroijer. Each member of the Audit Committee is independent as defined under Nasdaq’s listing standards. The board of directors has determined that each committee member qualifies as an “audit committee financial expert.” The Audit Committee functions pursuant to a written charter, under which the committee has such powers as may be assigned to it by the board from time to time. The Audit Committee was established in 2008. In 2007 and until the formation of the Audit Committee in 2008, the entire board of directors performed the functions of the Audit Committee. The Audit Committee is currently charged with, among other things:

•	recommending to the board of directors the engagement or discharge of our independent public accountants, including pre-approving all audit and non-audit related services;
•	the appointment, compensation, retention and oversight of the work of the independent auditor engaged by us for the purpose of preparing or issuing an audit report or performing other audit review or attest services for us;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
•	approving the scope of the financial audit;
•	requiring the rotation of the lead audit partner;
•	consulting regarding the completeness of our financial statements;
•	reviewing changes in accounting principles;
•	reviewing the audit plan and results of the auditing engagement with our independent auditors and with our officers;
•	reviewing with our officers, the scope and nature and adequacy of our internal accounting and other internal controls over financial reporting and disclosure controls and procedures;
•	reviewing the adequacy of the Audit Committee Charter at least annually;
•	performing an internal evaluation of the Audit Committee on an annual basis; and
•	reporting to the board of directors on the Audit Committee's activities, conclusions and recommendations.

Compensation Committee.  The board has a Compensation Committee comprised of two non-employee directors, Messrs. Kroijer (Chairman) and Walker. Each member of the Compensation Committee is independent as defined under Nasdaq’s listing standards. The Compensation Committee functions pursuant to a written charter, under which the committee has such powers as may be assigned to it by the board from time to time. The Compensation Committee was established in 2008. In 2007 and until the formation of the Compensation Committee in 2008, the entire board of directors performed the functions of the Compensation Committee. The Compensation Committee is currently charged with, among other things, assisting the board in:

•	approving and evaluating the compensation of directors and executive officers;
•	establishing strategies and compensation policies and programs for employees to provide incentives for delivery of value to our stockholders;
•	establishing policies to hire and retain senior executives, with the objective of aligning the compensation of senior management with our business and the interests of our stockholders;
•	together with management, surveying the amount and types of executive compensation paid by comparable companies, and engaging consultants as necessary to assist them;
•	periodically reviewing corporate goals and objectives relevant to executive compensation and making recommendations to the board for changes;
•	assisting management in evaluating each executive officer's performance in light of corporate goals and objectives, and recommending to the board (for approval by the independent directors) the executive officers' compensation levels based on this evaluation;
•	overseeing our stock option plan or other stock-based plans with respect to our executive officers and employee board members, who are subject to the short-swing profit restrictions of Section 16 of the Securities Exchange Act of 1934, as amended;
•	reviewing the overall performance of our employee benefit plans and making recommendations to the board regarding incentive-compensation plans and equity-based plans;
•	together with the Nominations and Corporate Governance Committee, reviewing and making recommendations to the independent directors of the board regarding the form and amount of director compensation;
•	ensuring that our compensation policies meet or exceed all legal and regulatory requirements and any other requirements imposed on us by the board; and
•	producing an annual report on executive compensation for inclusion in our information statement.

In general, the Compensation Committee formulates and recommends compensation policies for board approval, oversees and implements these board-approved policies, and keeps the board apprised of its activities on a regular basis. In addition, the Compensation Committee together with the Nominations and Corporate Governance Committee, develops criteria to assist the board's assessment of the Chief Executive Officer's leadership of our company.

Nominations and Corporate Governance Committee.  The board has a Nominations and Corporate Governance Committee comprised of three non-employee directors, Messrs. Walker (Chairman), El-Tayara and Kroijer. Each member of the Nominations and Corporate Governance Committee is independent as defined under Nasdaq’s listing standards. The Nominations and Corporate Governance Committee functions pursuant to a written charter, under which the committee has such powers as may be assigned to it by the board from time to time. The Nominations and Corporate Governance Committee was established in 2008. In 2007 and until the formation of the Nominations and Corporate Governance Committee in 2008, the entire board of directors performed the functions of the Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee is currently charged with, among other things, assisting the board in:

•	identifying individuals qualified to become board members and recommending that the board select a group of director nominees for each next annual meeting of our stockholders;
•	ensuring that the Audit, Compensation and Nominations and Corporate Governance Committees of the board have the benefit of qualified and experienced “independent” directors;

•	developing and recommending to the board a set of effective corporate governance policies and procedures applicable to us, and reviewing and reassessing the adequacy of such guidelines annually and recommending to the board any changes deemed appropriate;
•	periodically reviewing the charters of all board committees and recommending to the committees and board any changes deemed appropriate;
•	developing policies on the size and composition of the board;
•	conducting annual evaluations of the performance of the board, committees of the board and individual directors;
•	reviewing conflicts of interest and the independence status of directors;
•	together with the Compensation Committee, reviewing and making recommendations to the independent directors of the board regarding the form and amount of director compensation;
•	reviewing the structure of our senior staffing and management succession plans with the Chief Executive Officer;
•	together with the Compensation Committee, developing criteria to assist the board's assessment of the Chief Executive Officer's leadership of our company; and
•	generally advising the board (as a whole) on corporate governance matters.

Director Compensation

All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us. With the exception of Messrs. Isaza Tuzman and Campion (who instead receive compensation for their service as officers of our company), all directors receive compensation for their services. To date, we have compensated directors entirely through stock options granted under our incentive compensation plans. Directors receive the following compensation package:

•	Grant of stock options to purchase 8,143 shares of our common stock pursuant to our 2008 Incentive Stock Plan.
•	Annual compensation in the amount of $25,000, payable in arrears for the preceding calendar year on February 15 of every year beginning 2009, which may be paid in either cash or stock options (priced using the “Black-Scholes” options pricing model), or a combination of both. The form of payment (i.e., cash, stock options or a combination) will be determined by us in our sole discretion; provided that if we are operating income (or EBITDA) positive in the preceding calendar year, such determination may be made by each independent director. The lead director will receive additional annual compensation in the amount of $25,000 in consideration for broader responsibilities.
•	Fees of $2,000 per board meeting attended; $1,500 per committee meeting chaired; and $750 per committee meeting attended but not chaired. The foregoing fees will be discounted by 50% when meetings are attended or chaired telephonically. Payment will be made according to the same schedule and in the same manner as set forth in the paragraph above.
•	All dollar amounts set forth above will be increased by 50% immediately following the first fiscal quarter during which we are operating income positive.

Director Compensation

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kamal El-Tayara	2008	—	—	41,660	—	—	—	41,660
	2007	—	—	—	—	—	—	—
Steven G. Felsher	2008	—	—	42,911	—	—	—	42,911
	2007	—	—	—	—	—	—	—
Daniel W. Hart	2008	—	—	39,410	—	—	—	39,410
	2007	—	—	—	—	—	—	—
Lars Kroijer	2008	—	—	29,210	—	—	—	29,210
	2007	—	—	—	—	—	—	—
Robin Smyth(2)	2008	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—
Wayne Walker	2008	—	—	30,741	—	—	—	30,741
	2007	—	—	—	—	—	—	—

(1)	The determination of value of option awards is based upon the Black-Scholes-Merton Option pricing model, details and assumptions of which are set out in our financial statements included in this prospectus. The amounts represent annual amortization of fair value of stock options granted to the named director.
(2)	Prior to April 27, 2009, Mr. Smyth was also an executive officer and did not receive compensation for serving as a director. See “Employment and Management Agreement — Robin Smyth Agreement” below.

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer and the other named executive officers, for services as executive officers for the last two fiscal years.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award(s) ($)	Non-Equity Incentive Plan Compensation (#)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kaleil Isaza Tuzman(1) (amounts paid to KIT Capital, a company controlled by Mr. Isaza Tuzman) Chairman and Chief Executive Officer	2008	289,652	—	—	—	—	—	—	289,652
	2007	—	—	—	—	—	—	—	—

Gavin Campion(2) President and Director	2008	130,833	—	—	—	—	—	—	130,833
	2007	—	—	—	—	—	—	—	—

Jonathan Hirst(3) Chief Financial Officer	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—

Robin Smyth(4) Former Chief Financial Officer, Secretary, Treasurer and Director	2008	213,167	—	—	—	—	—	275,000	488,167
	2007	250,000	150,000	—	—	—	—	—	400,000

Robert Petty(5) Former Chief Executive Officer, President and Chairman of the Board	2008	151,619	—	—	—	—	—	675,000	826,619
	2007	344,500	—	—	—	—	—	—	344,500

(1)	Kaleil Isaza Tuzman serves as our Chairman and Chief Executive Officer and was appointed to these positions on January 9, 2008. The total amount paid to KIT Capital (the entity that provides his services) in 2008 was $573,284, of which $289,652 was paid to Mr. Isaza Tuzman, and the remainder was paid to other KIT Capital personnel dedicated full-time to KIT digital. These amounts include employer taxes, healthcare costs and other benefits. It also includes KIT Capital corporate fees, including legal, accounting, insurance, data hosting and parking related to KIT digital.
(2)	Mr. Campion serves as our President and a director. Mr. Campion was appointed President on April 1, 2008 and was appointed as a director on November 17, 2008. The compensation listed is only for Mr. Campion’s services as an executive officer, upon his appointment as President and not for his prior service.
(3)	Mr. Hirst became our Chief Financial Officer on April 27, 2009. See “Employment and Management Agreements — Jonathan Hirst Employment Agreement” below.
(4)	Mr. Smyth served as our Chief Financial Officer, Secretary and Treasurer through April 27, 2009. Included in All Other Compensation is the payment of $275,000 related to the settlement of his separation agreement on March 31, 2008.
(5)	Mr. Petty previously served as Chief Executive Officer, President and Chairman of the Board through January 8, 2008. Mr. Petty became our Chief Executive Officer, President and Chairman on December 3, 2003. Mr. Petty’s employment with us terminated on March 26, 2008, and he resigned as a director on November 17, 2008. Included in All Other Compensation is the payment of $675,000 related to the settlement of his separation agreement on March 26, 2008.

Our board has granted the right to certain of our executive officers and key personnel to elect to have a portion of their respective base cash compensation for future fiscal periods paid in the form of stock options or restricted stock rather than cash. Such stock options and stock will be valued at then current market prices.

Employment and Management Agreements

KIT Capital Management Agreement.  During 2008, the managerial services of Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, and two non-executive personnel, were provided to us through KIT Capital, which is beneficially controlled by Mr. Isaza Tuzman. For these services, we paid KIT Capital aggregate fees of $573,284 for these three individuals in 2008, of which $289,652 was paid to Mr. Isaza Tuzman and the remainder to other KIT Capital personnel dedicated full-time to KIT digital, as well as for employer taxes, healthcare costs, corporate fees and other expenses related to KIT Capital’s work with KIT digital.

Under the Executive Management Agreement, dated as of December 18, 2007, with KIT Capital, the services of Mr. Isaza Tuzman and two non-executive personnel have been provided to us and our subsidiaries at an initial monthly rate of $50,800, with an incentive bonus equal to the greater of (i) the preceding 12 months’ base compensation or (ii) the previous month’s monthly installment of base compensation multiplied by 12 if we achieve two consecutive quarters of profitability or our total monthly revenue equals or exceeds $6.0 million. The Management Agreement commenced on January 9, 2008 and expires on January 9, 2011, unless sooner terminated or extended by mutual agreement.

Under the Management Agreement, we issued to KIT Capital stock options to purchase 60,000 shares of our common stock at an exercise price of $6.11 per share, of which 20,000 options vested as of January 9, 2008, and the remainder vest in equal monthly increments over a period of three years. We also established a “phantom” stock plan, pursuant to which we granted “phantom” shares equal to 60,000 shares of common stock vesting in equal monthly increments over a three-year period.

In addition, under the Management Agreement, KIT Capital received the right to: (a) purchase up to 5,100,000 shares of series A preferred stock at a then purchase price of $0.38 per share from the holders of such shares; (b) purchase from us (i) up to $5.0 million of our common stock at a price per share of no higher than a 15% premium to the closing price of the common stock on December 18, 2007, and (ii) up to an additional $10.0 million of our common stock at a price not exceeding 90% of the five-day trailing weighted average trading price of the common stock at the time of purchase; and (c) include any such purchased shares of preferred stock and common stock in a registration statement filed by us with the SEC.

Notwithstanding these agreements, subsequent to the date of the Management Agreement, (a) we effected the automatic conversion of all then outstanding shares of series A preferred stock into 11,429 shares of common stock, thereby preventing KIT Capital from purchasing such shares, (b) we requested KIT Capital to waive its registration rights in respect of its purchase of 1,008,572 shares of common stock and warrants to purchase a like number of shares in our May 2008 financing, and (c) at the recommendation of our financial advisor, KIT Capital waived its right to purchase an additional $10.0 million in securities due to the potential negative effect on the market price with such a large controlling stockholder. For facilitating these corporate actions and waiving its rights as described above, and for KIT Capital’s investment of $5.0 million at a time when similar third-party financing transactions were unavailable and we required such funds in connection with pending acquisition transactions, we issued to KIT Capital a warrant to purchase 580,358 shares of our common stock (representing 65% warrant coverage on KIT Capital’s investment, as compared to 100% warrant coverage in the May 2008 financing transaction), for a term of five years commencing on December 31, 2008, at an exercise price of $11.90 per share, subject to the occurrence of certain events that could potentially reduce the exercise price to $5.60 per share.

The Management Agreement provides that upon termination of the agreement or after the expiration date for any reason, except cause (as defined in the Management Agreement), we are required to pay KIT Capital, in addition to any other payments due, a cash severance payment equal to the greater of (i) the total amount paid to KIT Capital during the preceding 12 months, including base compensation and all bonuses, or (ii) the previous month’s installment of base compensation multiplied by 12.

Gavin Campion Employment Agreement.  On March 16, 2008, we entered into an employment agreement with Gavin Campion to serve as our President. Pursuant to the terms of his agreement, Mr. Campion will serve as our President for an indefinite term, unless terminated by either party upon no less than 30 days written notice. If the agreement is terminated by Mr. Campion (or by us for the reasons specified below) prior to two years of consecutive service (April 1, 2010), Mr. Campion will be required to reimburse us for all expenses related to his employment. Mr. Campion’s initial base compensation under the agreement is fixed at

$200,000, payable in UAE dirham equivalent (inclusive of his transportation and housing allowance). Mr. Campion also received stock options to purchase 34,286 shares of our common stock upon entering into the agreement. We are entitled to terminate Mr. Campion without advance notice and without the payment of any benefits upon the occurrence of certain events, including if Mr. Campion engages in fraud, dishonesty or any other act of material misconduct in the performance of his duties on our behalf, or Mr. Campion violates any material provision of his employment agreement which is not cured under any applicable cure period allowable under the agreement.

Robin Smyth Agreement.  On March 30, 2008, we entered into a Separation and Re-Employment Agreement with Robin Smyth, pursuant to which he was retained as Chief Financial Officer on an “at-will” basis. The Smyth Agreement provided for the termination of the employment agreement between Mr. Smyth and us, dated as of November 1, 2004, and the payment of $475,000 in satisfaction of our obligations under the employment agreement. A final payment of $135,000 is to be made upon completion of this offering. Mr. Smyth resigned as our Chief Financial Officer effective April 27, 2009.

Jonathan Hirst Employment Agreement.  Effective March 9, 2009, Jonathan Hirst entered into an employment agreement with us to begin employment on March 23, 2009, and to serve as our Chief Financial Officer beginning on April 27, 2009. Pursuant to the employment agreement, Mr. Hirst devotes all of his professional time and attention to our business.

The employment agreement provides that Mr. Hirst receives a fixed salary at an annual rate of $200,000, inclusive of a transportation and housing allowance. Mr. Hirst is also entitled to receive an annual performance incentive bonus of up to 50% of his total compensation based on the success of our financial results as provided in an executive bonus plan still to be determined. We also agreed to issue Mr. Hirst stock options to purchase 11,429 shares of common stock at an exercise price equal to the market price on his first date of employment in accordance with the 2008 Incentive Plan.

The employment agreement provides for termination of employment by us or Mr. Hirst at any time on not less than 30 days written notice, or by us immediately upon an act of fraud, dishonesty or misconduct by Mr. Hirst or a material breach by him of his obligations to us. In the event Mr. Hirst’s contract is terminated by us without cause he will be entitled to compensation for three months. The employment agreement also contains covenants (a) restricting him from engaging in any activities competitive with our business during the term of his employment agreement and for a period of three months thereafter, and (b) prohibiting him from disclosure of our confidential information at any time.

Outstanding Equity Awards at Fiscal Year End

	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Exercise Price Option	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Kaleil Isaza Tuzman	32,223	27,777		$6.11	January 9, 2013	—	—	—	—
Kaleil Isaza Tuzman	2,500	17,500		$9.80	June 21, 2013	—	—	—	—
Gavin Campion	15,134	19,152		$2.80	March 17, 2013	—	—	—	—
Gavin Campion	2,500	17,500		$9.80	June 21, 2013	—	—	—	—
Robin Smyth	11,715	—		$2.80	March 17, 2013	—	—	—	—
Robin Smyth	893	6,250		$9.80	June 21, 2013	—	—	—	—

KIT digital 2004 Stock Option Plan

In April 2004, our board of directors adopted a stock option plan (the 2004 Option Plan). Pursuant to this plan, which expires on April 1, 2014, incentive stock options or non-qualified options to purchase an aggregate of 28,572 shares of common stock may be issued, as adjusted. The plan may be administered by our board of directors or by a committee to which administration of the plan, or part of the plan, may be delegated by our board of directors. Options granted under this plan are not generally transferable by the optionee except by will, the laws of descent and distribution or pursuant to a qualified domestic relations order, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the plan vest in such increments as is determined by our board of directors or designated committee. To the extent that options are vested, they must be exercised within a maximum of three months of the end of the optionee's status as an employee, director or consultant, or within a maximum of 12 months after such optionee's termination or by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the plan will be determined by our board of directors or designated committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date.

In November 2006, our board of directors increased the number of shares which may be issued under the 2004 Option Plan to an aggregate of 228,572 shares of common stock. The number of shares subject to the 2004 Option Plan was subsequently increased to 342,858 shares effective April 3, 2007.

To date, we have 81,429 options outstanding under the 2004 Option Plan, as amended, of which 60,000 options were issued to KIT Capital, Ltd. pursuant to the terms of the Executive Management Agreement, dated as of December 18, 2007. Our board of directors believes in order to attract and retain the services of executives and other key employees, it is necessary for us to have the ability and flexibility to provide a compensation package which compares favorably with those offered by other companies and, accordingly, voted unanimously to adopt the 2008 Incentive Stock Plan.

As of December 31, 2008, the following options have been granted under our 2004 Option Plan:

Options Issued under 2004 Option Plan

Optionee	Quantity	Exercise Price ($)	Date Granted	Vest Date	Expiration Date
KIT Capital, Ltd.	60,000	6.11	January 9, 2008	Over 36 months	January 9, 2013
KIT Capital, Ltd.	20,000	9.80	March 17, 2008	Over 48 months	March 17, 2013

KIT digital 2008 Incentive Stock Plan

In March 2008, our board of directors adopted the KIT digital, Inc. 2008 Incentive Stock Plan (the 2008 Incentive Plan). In light of recent financing activities by us which increased the total number of outstanding shares of our common stock, our board of directors believed in order to (i) bring the number of authorized shares of common stock available for future grant under the 2008 Incentive Plan into proportion with the recently increased number of outstanding shares and (ii) attract and retain the services of executives and other key employees, it was necessary for us to have the ability and flexibility to provide a compensation package which compares favorably with those offered by other companies and accordingly, voted unanimously to adopt the amendment to the 2008 Incentive Plan, providing for an additional 457,143 authorized, unissued shares of common stock available for future grants under the 2008 Incentive Plan. The holders of a majority of our outstanding shares of common stock approved the amendment to our 2008 Incentive Plan at our stockholders meeting held on November 6, 2008.

Set forth below is a summary of the 2008 Incentive Plan, but this summary is qualified in its entirety by reference to the full text of the 2008 Incentive Plan, which has been filed with the SEC, and any stockholder who wishes to obtain a copy of the 2008 Incentive Plan may do so by written request to KIT digital, Inc., 168 Fifth Avenue, Suite 301, New York, New York 10010, Attention: Jonathan Hirst, Chief Financial Officer.

Description of the 2008 Incentive Plan

The 2008 Incentive Plan initially reserved 400,000 shares of common stock for issuance and has reserved an additional 457,143, as described above, for a total of 857,143 shares of common stock for issuance. Under the 2008 Incentive Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986, or which are not intended to qualify as Incentive Stock Options. In addition, direct grants of stock or restricted stock may be awarded.

Purpose.  The primary purpose of the 2008 Incentive Plan is to attract and retain the best available personnel in order to promote the success of our business and to facilitate the ownership of our stock by employees and others who provide services to us.

Administration.  The 2008 Incentive Plan is administered by our board of directors, provided that the board may delegate such administration to the Compensation Committee.

Eligibility.  Under the 2008 Incentive Plan, options may be granted to employees, officers, directors or consultants, as provided in the 2008 Incentive Plan.

Terms of Options.  The term of each option granted under the 2008 Incentive Plan will be contained in a stock option agreement between the optionee and us and such terms will be determined by the board of directors consistent with the provisions of the 2008 Incentive Plan, including the following:

•	Purchase Price. The purchase price of the common stock subject to each incentive stock option will not be less than the fair market value (as set forth in the 2008 Incentive Plan), or in the case of the grant of an incentive stock option to a principal stockholder, not less that 110% of fair market value of such common stock at the time such option is granted.
•	Vesting. The dates on which each option (or portion thereof) will be exercisable and the conditions precedent to such exercise, if any, will be fixed by the board of directors, in its discretion, at the time such option is granted. Unless otherwise provided in the grant agreement, in the event of a change of control (as set forth in the 2008 Incentive Plan), 50% of the vesting restrictions will terminate.

•	Expiration. Any option granted to an employee will become exercisable over a period of no longer than five years. No option will in any event be exercisable after five years from, and no Incentive Stock Option granted to a ten percent stockholder will become exercisable after the expiration of five years from the date of the option.
•	Transferability. No option will be transferable, except by will or the laws of descent and distribution, and any option may be exercised during the lifetime of the optionee only by such optionee. No option granted under the 2008 Incentive Plan shall be subject to execution, attachment or other process.
•	Option Adjustments. In the event of any change in the outstanding stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the board or the committee may adjust proportionally (a) the number of shares of common stock (i) reserved under the 2008 Incentive Plan, (ii) available for Incentive Stock Options and Nonstatutory Options and (iii) covered by outstanding stock awards or restricted stock purchase offers; (b) the stock prices related to outstanding grants; and (c) the appropriate fair market value and other price determinations for such grants. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the board or the committee will be authorized to issue or assume stock options, whether or not in a transaction to which Section 424(a) of the Code applies, and other grants by means of substitution of new grant agreements for previously issued grants or an assumption of previously issued grants.
•	Termination, Modification and Amendment. The board may, insofar as permitted by law, from time to time, suspend or terminate the 2008 Incentive Plan or revise or amend it in any respect whatsoever, except that without the approval of the stockholders, no such revision or amendment may (i) increase the number of shares subject to the 2008 Incentive Plan, (ii) decrease the price at which grants may be granted, (iii) materially increase the benefits to participants, or (iv) change the class of persons eligible to receive grants under the 2008 Incentive Plan; provided no such action may alter or impair the rights and obligations under any option, or stock award, or restricted stock purchase offer outstanding as of the date thereof without the written consent of the participant.

Grants under the 2008 Incentive Plan

Through December 31, 2008, we have granted an aggregate of 420,184 options under the 2008 Incentive Plan, including the following grants to executive officers and directors:

Name and Position	Dollar Value	No. of Options
Kamal El-Tayara, Director	$58,425	12,214
Daniel W. Hart, Director	72,675	12,214
Lars Kroijer, Director	58,425	12,214
Wayne Walker, Director	58,425	12,214
Gavin Campion, President	273,000	54,286
Robin Smyth, Director and former Chief Financial Officer	96,200	18,858

The options issued to date provide for immediate vesting of 6.25% per quarter for the period start date to issue date or January 1, 2007 to issue date, whichever is the shortest period with the balance of the options vesting in equal quarterly amounts over a four-year period.

In addition, our board of directors has approved the grant of 8,143 options to new independent directors upon their appointment to the board. The board also approved annual compensation of $25,000, payable in arrears for the preceding calendar year on February 15 of every year beginning 2009, which may be paid in either cash or stock options (priced using the “Black-Scholes-Merton” options pricing model), or a combination of both.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the number of shares of our common stock beneficially owned on July 22, 2009, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

•	each of our executive officers,
•	each of our directors,
•	each of the selling stockholders,
•	all of our directors and executive officers as a group, and
•	each person who is known by us to beneficially own 5% or more of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days after the date indicated in the table are deemed beneficially owned by the optionees or warrant holders. Subject to any applicable community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

None of the selling stockholders listed below are our management, insiders or affiliates presently or within the past three years. None of the selling stockholders are broker-dealers regulated by the Financial Industry Regulatory Authority or affiliates of a broker-dealer.

Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Unless otherwise indicated, the address of the beneficial owner is c/o KIT digital, Inc., 168 Fifth Avenue, Suite 301, New York, New York 10010.

	Shares of Common Stock (Including Shares Underlying Other Securities) Beneficially Owned Before this Offering(1)				Shares of Common Stock (Including Shares Underlying Other Securities) Beneficially Owned After this Offering(1)
Name and Address of Beneficial Owner	Number		Percent	Number of Shares Offered	Number		Percent
Executive Officers, Directors and Principal Stockholders:
KIT Media Ltd. Mill Mall, Suite 6 Wickhams Cay 1 P.O. Box 3085 Road Town, Tortola British Virgin Islands	3,490,360	(2)	54.5%	—	3,968,932	(19)	43.4%
KIT Capital, Ltd. P.O. Box 112888 Dubai, United Arab Emirates	64,803	(3)	1.3%	—	64,803		*
Kaleil Isaza Tuzman, sum of above	3,555,163	(2)(3)	55.2%	—	4,033,735		43.9%
Gavin Campion	32,269	(4)	*	—	32,269		*
Jonathan Hirst	714	(5)	*		714		*
Robin Smyth	79,692	(6)	1.6%	—	79,692		1.0%
Kamal El-Tayara	21,353	(7)	*	—	21,353		*

	Shares of Common Stock (Including Shares Underlying Other Securities) Beneficially Owned Before this Offering(1)				Shares of Common Stock (Including Shares Underlying Other Securities) Beneficially Owned After this Offering(1)
Name and Address of Beneficial Owner	Number		Percent	Number of Shares Offered	Number	Percent
Steven G. Felsher	15,348	(8)	*	—	15,348	*
Daniel W. Hart	17,524	(9)	*	—	17,524	*
Lars Kroijer	16,082	(10)	*	—	16,082	*
Wayne Walker	16,493	(11)	*	—	16,493	*
Wellington Trust Company, NA 75 State Street Boston, MA 02169	167,703	(12)	3.4%	—	167,703	2.2%
Wellington Management Company, LLP 75 State Street Boston, MA 02169	597,300	(13)	12.0%	—	597,300	7.7%
All directors and executive officers as a group (9 persons)	3,754,638		59.3%	—	4,233,210	45.1%
Selling Stockholders:
Castlerigg Master Investments Ltd. 40 W. 57th Street, 26th Floor New York, NY 10019	577,143	(14)	11.3%	283,500	293,643	3.7%
Hale Capital Partners, LP 570 Lexington Avenue, 49th Floor New York, NY 10022	263,423	(15)	5.3%	143,500	119,923	1.6%
Narrowstep, Inc. P.O. Box 565 Hopewell, NJ 08525	25,000	(16)	*	25,000	—	*
The Raptor Global Portfolio Ltd. c/o Raptor Capital Management LP 50 Rowes Wharf, 6th Floor Boston, MA 02110	127,274	(17)	2.0%	97,800	29,474	*
The Altar Rock Fund LP c/o Raptor Capital Management LP 50 Rowes Wharf, 6th Floor Boston, MA 02110	263 (18)		*	200	63	*
				550,000

*	Represents less than 1% of outstanding common stock or voting power.
(1)	Applicable percentage ownership is based on 4,810,631 shares of common stock outstanding as of July 22, 2009, and 7,560,631 shares of common stock at the completion of this offering, and assumes no exercise of the underwriters’ over-allotment option.
(2)	Represents (a) 1,901,430 shares of common stock, (b) 1,008,572 warrants acquired in our May 2008 financing and (c) warrants to purchase 580,358 shares of common stock acquired upon exercise of the right vested in that certain Executive Management Agreement, dated as of December 18, 2007. Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, holds a controlling interest in KIT Media and holds the voting and dispositive power of the shares directly held by KIT Media Ltd. For purposes of voting, on an actual basis, KIT Media Limited owns 39.5% of our outstanding shares. For purposes of voting, on an actual basis, Mr. Isaza Tuzman owns 39.9% of our outstanding shares.
(3)	Represents (a) 17,858 shares of common stock and (b) 60,000 shares underlying stock options granted to KIT Capital pursuant to that certain Executive Management Agreement, dated as of December 18, 2007. 20,000 of the options vested on January 8, 2008. The remainder of the options vest and become exercisable at the rate of 1/36th per month commencing on February 9, 2008, of which 21,112 options vest within the next 60 days, with an exercise price of $6.11 per share and an expiration date of June 21, 2013. Also includes 20,000 shares of common stock issuable upon the exercise of stock options, of which 5,833 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013. Mr. Isaza Tuzman holds a controlling interest in KIT Capital and holds the voting and dispositive power of the shares directly held by KIT Capital. For purposes of voting, on an actual basis, KIT Capital owns 0.19% of our outstanding shares. For purposes of voting, on an actual basis, Mr. Isaza Tuzman owns 39.9% of our outstanding shares.
(4)	Represents (a) 9,188 shares of common stock, (b) 34,286 shares of common stock issuable upon the exercise of stock options, of which 18,081 vest within the next 60 days, with an exercise price of $2.80 per share and an expiration date of March 16, 2013, and (c) 20,000 shares of common stock issuable upon the exercise of stock options, of which 5,000 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013. For purposes of voting, on an actual basis, Mr. Campion owns 0.20% of our outstanding shares.
(5)	Represents 11,429 shares of common stock issuable upon the exercise of stock options, of which 714 vest within the next 60 days, with an exercise price of $7.00 per share and an expiration date of February 15, 2014.
(6)	Represents (a) 2,858 shares of common stock owned directly by Mr. Smyth, (b) 11,715 shares of common stock issuable upon the exercise of stock options, of which 11,715 vest within the next 60 days, with an exercise price of $2.80 per share and an expiration date of March 16, 2013, (c) 81,429 shares of common stock issuable upon exercise of warrants, of which 63,333 vest within the next 60 days, and are exercisable at an exercise price of $4.66 per share and have an expiration date of March 30, 2012, and (d) 7,143 shares of common stock issuable upon the exercise of stock options, of which 1,786 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013. For purposes of voting, on an actual basis, Mr. Smyth owns 0.06% of our outstanding shares.
(7)	Represents (a) 2,858 shares of common stock owned directly by Mr. El-Tayara, (b) 8,143 shares of common stock issuable upon the exercise of stock options, of which 2,873 vest within the next 60 days, with an exercise price of $2.80 per share and an expiration date of March 16, 2013, (c) 4,072 shares of common stock issuable upon the exercise of stock options, of which 1018 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013, and (d) 14,604 shares of common stock issuable upon the exercise of stock options, of which 14,604 vest within the next 60 days, with an exercise price of $7.00 per share and an expiration date of March 6, 2014. For purposes of voting, on an actual basis, Mr. El-Tayara owns 0.06% of our outstanding shares.
(8)	Represents (a) 10,286 shares of common stock issuable upon the exercise of stock options, of which 1,929 will be vested within the next 60 days with an exercise price of $7.00 per share and an expiration date of February 15, 2014, and (b) 13,419 shares of common stock issuable upon the exercise of stock options, of which 13,419 vest within the next 60 days, with an exercise price of $7.00 per share and an expiration date of March 6, 2014. For purposes of voting, on an actual basis, Mr. Felsher owns no outstanding shares.
(9)	Represents (a) 8,143 shares of common stock issuable upon the exercise of stock options, of which 2,545 will be vested within the next 60 days with an exercise price of $4.55 per share and an expiration date of March 30, 2013, (b) 4,072 shares of common stock issuable upon the exercise of stock options, of which 1,018 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013, and (c) 13,961 shares of common stock issuable upon the exercise of stock options, of which 13,961 vest within the next 60 days, with an exercise price of $7.00 per share and an expiration date of March 6, 2014. For purposes of voting, on an actual basis, Mr. Hart owns no outstanding shares.
(10)	Represents (a) 1,144 shares of common stock, (b) 8,143 shares of common stock issuable upon the exercise of stock options, of which 2,873 vest within the next 60 days, with an exercise price of $2.80 per share and an expiration date of March 16, 2013, (c) 4,072 shares of common stock issuable upon the exercise of stock options, of which 1,018 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013, and (d) 11,047 shares of common stock issuable upon the exercise of stock options, of which 11,047 vest within the next 60 days, with an exercise price of

$7.00 per share and an expiration date of March 6, 2014. For purposes of voting, on an actual basis, Mr. Kroijer owns 0.02% of our outstanding shares.
(11)	Represents (a) 1,118 shares of common stock, (b) 8,143 shares of common stock issuable upon the exercise of stock options, of which 2,873 vest within the next 60 days, with an exercise price of $2.80 per share and an expiration date of March 16, 2013, (c) 4,072 shares of common stock issuable upon the exercise of stock options, of which 1,018 vest within the next 60 days, with an exercise price of $9.80 per share and an expiration date of June 21, 2013, and (d) 11,484 shares of common stock issuable upon the exercise of stock options, of which 11,484 vest within the next 60 days, with an exercise price of $7.00 per share and an expiration date of March 6, 2014. For purposes of voting, on an actual basis, Mr. Walker owns 0.02% of our outstanding shares.
(12)	As reported in a Schedule 13G filed with the SEC on February 17, 2009. Represents 102,694 shares of common stock and 65,009 warrants. For purposes of voting, on an actual basis, Wellington Trust Company, NA owns 2.13% of our outstanding shares.
(13)	As reported in a Schedule 13G filed with the SEC on June 10, 2009. Represents 419,451 shares of common stock and 177,849 warrants which are owned by clients of Wellington Management. Except for Wellington Trust Company, NA, none of these clients owns more than 5% of our outstanding shares of common stock. For purposes of voting, on an actual basis, Wellington Management Company, LLP owns 8.72% of our outstanding shares.
(14)	Includes 288,571 shares of common stock issuable upon the exercise of warrants.
(15)	Includes 119,919 shares of common stock issuable upon the exercise of warrants.
(16)	Narrowstep, Inc. acquired shares of our common stock in April 2009 in connection with our acquisition of certain of its assets.
(17)	Includes 29,372 shares of common stock issuable upon the exercise of warrants.
(18)	Includes 61 shares of common stock issuable upon the exercise of warrants.
(19)	Includes 478,572 shares of common stock being purchased in this offering, assuming KIT Media purchases $3.35 million of shares of common stock at an assumed public offering price of $7.00 per share, through the conversion into common stock of an interim note payable by us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the Executive Management Agreement described under “Management — Employment and Management Agreements; KIT Capital Management Agreement” and the $3.35 million interim note payable by us to KIT Media Ltd. and the 1,008,571 units purchased by KIT Media Ltd. in our May 2008 private placement described under “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Recent Securities Offerings” above (all of which is incorporated herein by this reference), there are no transactions requiring disclosure between us and our related persons, promoters or control persons.

Each of the directors Gavin Campion, Kamal El-Tayara, Steven G. Felsher, Daniel W. Hart and Lars Kroijer is a minority investor in KIT Media Ltd., our largest single stockholder controlled by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer. Messrs. El-Tayara and Hart are also board members of KIT Media.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 30,000,000 shares of common stock. We do not have any authorized preferred stock. As of July 22, 2009, there were issued and outstanding:

•	4,810,631 shares of common stock,
•	stock options to purchase 563,417 shares of common stock at an average weighted price of $6.79 per share, and
•	warrants to purchase 3,433,866 shares of common stock (for which cash would need to be remitted to us for exercise), at an average exercise price of $18.40 per share.

On March 6, 2009, we filed a certificate of amendment of our certificate of incorporation to (i) effect a 1-for-35 reverse stock split of our outstanding common stock; (ii) decrease the total number of shares of common stock authorized to be issued from 500,000,000 shares to 30,000,000 shares; and (iii) eliminate the authorization of a class of preferred stock. The changes made by the certificate of amendment were effective on March 9, 2009.

The following summary of the material provisions of our common stock, certificate of incorporation and by-laws is qualified by reference to the provisions of our certificate of incorporation and by-laws incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of our outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Holders of common stock are entitled to receive dividends ratably when, as, and if declared by the board of directors out of funds legally available therefor and, upon our liquidation, dissolution or winding up are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of common stock are, and the shares of common stock being sold in this offering will be, when issued, validly authorized and issued, fully paid and nonassessable.

Market Information

Our common stock is presently quoted on the OTC Bulletin Board under the trading symbol KDGL. Our common stock has been approved for listing on the Nasdaq Capital Market concurrently with this offering.

Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company and its address is 17 Battery Place, New York, New York, 10004, telephone number +1 (212) 509-4000.

Anti-Takeover Law, Limitations of Liability and Indemnification

Delaware Anti-Takeover Law.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers. This section prevents many Delaware corporations from engaging in a business combination with any interested stockholder, under specified circumstances. For these purposes, a business combination includes a merger or sale of more than 10% of our assets, and an interested stockholder includes a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of these persons. Under these provisions, this type of business combination is prohibited for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained that status,

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers, or
•	on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limited Liability and Indemnification.  Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith,
•	reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests, and
•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorneys fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SHARES ELIGIBLE FOR FUTURE SALE

The sale, or availability for sale, of a substantial number of shares of common stock in the public market subsequent to this offering pursuant to Rule 144 of the Securities Act or otherwise could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities or debt financing. Upon completion of this offering, there will be approximately 7,560,631 shares of common stock issued and outstanding. Of these shares, approximately 4,523,114 shares would be freely transferable. Our executive officers and directors would beneficially own approximately 2,415,026 shares, or 31.9% of our outstanding common stock after the completion of this offering, which would be eligible for resale subject to the volume and manner of sale limitations of Rule 144 of the Securities Act. An additional 622,491 shares are “restricted securities,” as that term is defined in Rule 144, and are eligible for sale under the provisions of Rule 144.

Stock options to purchase an aggregate of 563,417 shares of common stock were outstanding under our 2004 Stock Option Plan and 2008 Incentive Stock Plan as of July 22, 2009. Warrants to purchase an aggregate of 3,433,866 shares of common stock (for which cash would need to be remitted to us for exercise) were outstanding as of July 22, 2009.

The shares of common stock outstanding that are deemed to be “restricted securities” (as that term is defined under Rule 144) or that are owned by our affiliates may only be sold pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Restricted shares and shares of common stock held by our affiliates that are not “restricted” will be eligible for sale, under Rule 144, subject to certain volume and manner of sale limitations prescribed by Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including a person who may be deemed an “affiliate” of the company, who has beneficially owned restricted securities for at least six months may sell, within any three-month period, a number of shares that does not exceed the greater of: (1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales of shares held by our affiliates that are not “restricted” are subject to such volume limitations, but are not subject to the holding period requirement. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about our company. A person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale by such person, and who has beneficially owned the restricted shares for at least six months, is entitled to sell such shares under Rule 144 without regard to any of the restrictions described above.

Following this offering, we cannot predict the effect, if any, that the availability for sale of shares held by our current stockholders will have on the market price from time to time. Nevertheless, sales by our current stockholders of a substantial number of shares of common stock in the public market could materially and adversely affect the market price for our common stock. In addition, the availability for sale of a substantial number of shares of our common stock acquired through the exercise of outstanding stock options or warrants could materially adversely affect the market price of our common stock.

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with Roth Capital Partners, LLC acting as the representative of the several underwriters including Merriman Curhan Ford & Co. and Maxim Group LLC with respect to the shares subject to this offering. Subject to certain conditions, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase 2,750,000 shares of our common stock from us and 550,000 shares of our common stock from the selling stockholders.

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days to buy up to an additional 495,000 shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker/dealer generally may not be greater than 8.0% of the gross proceeds received by us from the sale of any securities being registered pursuant to SEC Rule 415. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $     per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $     per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times. In connection with the sale of the shares of common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts.

We have also agreed to reimburse the underwriters for certain pre-approved, out-of-pocket expenses incurred by them up to an aggregate of $90,000 with respect to this offering.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us	$	$	$	$
Expenses payable by selling stockholders	$	$	$	$

We have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days, subject to an 18-day extension under certain circumstances, following the date of this prospectus, subject to certain exceptions including for acquisitions. In addition, all of our executive officers, directors and principal stockholders have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to exceptions, those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Roth Capital Partners, LLC, for a period of 180 days, subject to an 18-day extension under certain circumstances, from the date of this prospectus. This consent may be given at any time without public notice.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or such other indemnified parties may be required to make in respect of any such liabilities.

Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol KITD.

The underwriters and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees. Specifically, Merriman Curhan Ford & Co. acted as a placement agent for our private placement offerings in each of 2006, 2007 and 2008 and as an advisor on our ownership restructuring. Merriman Curhan Ford & Co. is also a market maker in our stock, and has covered us on a research basis since June 2006. Roth Capital Partners, LLC was retained as our placement agent in 2008. Other than the foregoing, Roth Capital Partners, LLC, Merriman Curhan Ford & Co. and Maxim Group LLC do not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to the contractual relationship of Roth Capital Partners, LLC, Merriman Curhan Ford & Co. and Maxim Group LLC with us entered into in connection with this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

KIT Media Ltd., our largest single stockholder, controlled by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, has indicated to us that it will be purchasing at least $3.35 million (478,572 shares at an assumed public offering price of $7.00 per share) of common stock in this offering, in part through the conversion into common stock of an interim note payable by us in the amount of $3.35 million. All shares sold to KIT Media will be at the same price and on the same terms as the other investors in this offering. Gavin Campion, our President, is also an investor in KIT Media, as are several members of our board of directors.

Granahan McCourt Capital, LLC will be participating in this offering through the conversion into common stock of a promissory note payable by us in the amount of $350,000.

No discount or commission will be paid to the underwriters for sales of common stock to KIT Media and Granahan McCourt.

LEGAL MATTERS

Greenberg Traurig, LLP, New York, New York, will pass upon the validity of the issuance of the common stock offered by this prospectus as our counsel. Winston & Strawn LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements included in this prospectus have been audited by MSPC, independent registered public accountants, to the extent and for the periods set forth in its report appearing elsewhere herein and are included in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure during our two most recent fiscal years and subsequent interim period.

KIT DIGITAL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
  KIT digital, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of KIT digital, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KIT digital, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
April 8, 2009

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Share Data)

	Year ended December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$5,878	$10,189
Accounts receivable, net	8,331	3,057
Inventory, net	2,130	—
Restricted cash	—	100
Other current assets	1,539	1,288
Total current assets	17,878	14,634
Property and equipment, net	2,928	1,307
Deferred tax assets	64	263
Software, net	2,265	505
Customer list, net	2,988	253
Domain names, net	19	30
Goodwill	15,167	1,123
Total assets	$41,309	$18,115
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$1,456	$190
Capital lease and other obligations	395	—
Secured notes payable	966	—
Senior secured notes payable, net of debt discount of $550	950	—
Accounts payable	5,775	3,121
Accrued expenses	2,240	1,616
Income tax payable	160	139
Acquisition liability – Kamera	3,000	—
Acquisition liability – Visual	2,218	—
Other current liabilities	3,818	1,478
Total current liabilities	20,978	6,544
Capital lease and other obligations, net of current	949	292
Secured notes payable, net of current	236	—
Acquisition liability – Visual, net of current	1,075	—
Total liabilities	23,238	6,836
Minority interest	(237)	(76)
Stockholders’ Equity:
Series A preferred shares, $0.0001 par value: authorized 10,000,000 shares; issued and outstanding 10,000,000	—	1
Common stock, $0.0001 par value: authorized 30,000,000 shares; issued and outstanding 4,183,280 and 1,112,459, respectively	—	—
Additional paid-in capital	101,057	74,824
Accumulated deficit	(82,499)	(63,524)
Accumulated other comprehensive (loss) income	(250)	54
Total stockholders’ equity	18,308	11,355
Total liabilities and stockholders’ equity	$41,309	$18,115

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in Thousands, Except Share and Per Share Data)

	Year ended December 31,
	2008	2007
Revenue	$23,401	$13,929
Variable and direct third party costs:
Cost of goods and services	2,845	—
Hosting, delivery and reporting	2,024	2,341
Content costs	2,419	1,304
Direct third party creative production costs	3,109	3,242
Total variable and direct third party costs	10,397	6,887
Gross profit	13,004	7,042
General and administrative expenses:
Compensation, travel and associated costs (including non-cash stock-based compensation of $4,869 and $4,748, respectively)	20,366	28,587
Legal, accounting, audit and other professional service fees	1,227	1,807
Office, marketing and other corporate costs	3,511	3,988
Merger and acquisition and investor relations expenses	427	—
Depreciation and amortization	1,771	2,236
Restructuring charges	3,068	—
Other non-recurring charges	1,111	—
Settlement of MyVideoDaily agreement	—	500
Impairment of property and equipment	229	788
Impairment of intangible assets	—	3,124
Impairment of goodwill	—	250
Total general and administrative expenses	31,710	41,280
Loss from operations	(18,706)	(34,238)
Interest income	164	725
Interest expense	(228)	(70)
Amortization of deferred financing costs and debt discount	(110)	—
Other income (expense)	31	(51)
Registration rights liquidated damages	(117)	(792)
Net loss before income taxes	(18,966)	(34,426)
Income tax expense	(116)	(125)
Net loss before minority interest	(19,082)	(34,551)
Minority interest	107	(13)
Net loss available to common shareholders	$(18,975)	$(34,564)
Basic and diluted net loss per common share	$(7.55)	$(34.69)
Basic and diluted weighted average common shares outstanding	2,512,415	996,267
Comprehensive loss:
Net loss	$(18,975)	$(34,564)
Foreign currency translation	(304)	46
Comprehensive loss	$(19,279)	$(34,518)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Amounts in Thousands, Except Share Data)

	Series A Preferred Shares	Series A Preferred Shares Par Value	Common Stock	Common Stock Par Value
Balance – January 1, 2007	10,000,000	$1	744,995	$—
Issuance of stock in private placements	—	—	285,714	—
Stock-based compensation	—	—	—	—
Issuance of stock for News Corp.	—	—	57,143	—
Issuance of stock for MyVideoDaily acquisition	—	—	2,639	—
Return and cancellation of stock for MyVideoDaily acquisition	—	—	(2,639)	—
Issuance of stock upon conversion of warrants	—	—	286	—
Issuance of stock upon cashless conversion of warrants	—	—	5,592	—
Issuance of stock into escrow related to Wurld Media	—	—	18,729	—
Foreign currency translation adjustment	—	—	—	—
Net loss	—	—	—	—
Balance – December 31, 2007	10,000,000	$1	1,112,459	$—
Issue of stock in private placement	—	—	2,142,857	—
Issue of stock in placement to KIT Media	—	—	892,857	—
Conversion of preferred stock to common stock	(10,000,000)	(1)	11,429	—
Issue of warrants for private placement	—	—	—	—
Issue of stock for exercise of stock options	—	—	7,821	—
Issue of stock in Asset Acquisition	—	—	13,714	—
Issue of warrants with short term debt	—	—	—	—
Issue of stock for services	—	—	2,143	—
Stock-based compensation	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Net loss	—	—	—	—
Balance – December 31, 2008	—	$—	4,183,280	$—

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Amounts in Thousands, Except Share Data)

	Additional Paid-in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance – January 1, 2007	$44,741	$(28,960)	$8	$15,790
Issuance of stock in private placements	23,875	—	—	23,875
Stock-based compensation	4,748	—	—	4,748
Issuance of stock for News Corp	340	—	—	340
Issuance of stock for MyVideoDaily acquisition	250	—	—	250
Return and cancellation of stock for MyVideoDaily acquisition	(250)	—	—	(250)
Issuance of stock upon conversion of warrants	12	—	—	12
Issuance of stock upon cashless conversion of warrants	—	—	—	—
Issuance of stock into escrow related to Wurld Media	1,108	—	—	1,108
Foreign currency translation adjustment	—	—	46	46
Net loss	—	(34,564)	—	(34,564)
Balance – December 31, 2007	$74,824	$(63,524)	$54	$11,355
Issue of stock in private placement	14,680	—	—	14,680
Issue of stock in placement to KIT Media	5,000			5,000
Conversion of preferred stock to common stock	1	—	—	—
Issue of warrants for private placement	1,038	—	—	1,038
Issue of stock for exercise of stock options	22	—	—	22
Issue of stock in Asset Acquisition	106	—	—	106
Issue of warrants with short term debt	642	—	—	642
Issue of stock for services	11	—	—	11
Stock-based compensation	4,733	—	—	4,733
Foreign currency translation adjustment	—	—	(304)	(304)
Net loss	—	(18,975)	—	(18,975)
Balance – December 31, 2008	$101,057	$(82,499)	$(250)	$18,308

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Years ended December 31,
	2008	2007
Operating Activities:
Net loss	$(18,975)	$(34,564)
Adjustments to reconcile net loss to net cash used by operating activities:
Provision for doubtful accounts	143	120
Depreciation	729	902
Amortization of intangible assets	1,042	1,334
Amortization of deferred financing costs	18
Amortization of debt discount	92
Impairment of property and equipment	229	788
Impairment of goodwill and intangible assets	—	3,374
Non-cash stock-based compensation	4,733	4,748
Issuance of warrants for settlement of separation agreements	1,038	—
Non-cash stock for services	11	—
Non-cash issuance of shares for News Corporation agreement	—	340
Minority interest in subsidiaries	(107)	13
Changes in assets and liabilities:
Accounts receivable	(2,133)	231
Inventories	(738)	—
Other assets	585	(137)
Accounts payable	(512)	1,348
Accrued expenses	310	613
Income tax payable	171	(34)
Other liabilities	548	139
Total adjustments	6,159	13,779
Net Cash Used By Operating Activities – Forward	(12,816)	(20,785)
Investing Activities:
Investment in restricted cash	100	(100)
Cash paid in acquisition of Visual	(1,311)	—
Cash received in acquisition of Visual	110	—
Cash paid in acquisition of Kamera	(4,634)	—
Cash received in acquisition of Kamera	271	—
Cash paid for completion of acquisition of Sputnik	(4,656)	—
Cash paid in acquisition of Morpheum	(790)	—
Cash received in acquisition of Morpheum	141	—
Cash paid for assets acquired from Juzou	(19)	—
Cash paid in MyVideoDaily acquisition	—	(250)
Cash paid for assets acquired from Wurld Media	—	(3,174)
Proceeds from sale of equipment	33	—
Capitalization of content	—	(89)
Purchase of equipment	(960)	(729)
Net Cash Used By Investing Activities – Forward	$(11,715)	$(4,342)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Years ended December 31,
	2008	2007
Net Cash Used By Operating Activities – Forwarded	$(12,816)	$(20,785)
Net Cash Used By Investing Activities – Forwarded	(11,715)	(4,342)
Financing Activities:
Proceeds from private placements, net	14,680	23,875
Proceeds from private placement to KIT Media	5,000	—
Bank overdraft and other obligations	(89)	(372)
Proceeds from exercise of stock options	22	—
Proceeds from issuance of Secured Notes	(322)	—
Proceeds from issuance of Senior Secured Note	1,500	—
Proceeds from exercise of warrants	—	12
Payments on capital leases	(259)	(170)
Net Cash Provided By Financing Activities	20,352	23,345
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(312)	34
Net Decrease in Cash and Cash Equivalents	(4,311)	(1,748)
Cash and Cash Equivalents – Beginning of Year	10,189	11,937
Cash and Cash Equivalents – End of Year	$5,878	$10,189
Supplemental Disclosures of Cash Flow Information:
Cash paid during the years for:
Income taxes	$—	$—
Interest	$251	$50

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the years ended December 31, 2007 and 2008, the Company acquired equipment under capital lease obligations of $184 and $0, respectively.

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(1) Basis of Presentation

KIT digital, Inc. (“we,” “us,” “our,” the “Company” or “KIT digital”), through our operating subsidiaries, provide enterprise customers and end-to-end technology platform for managing IP-based video assets for consumption across the computer Internet browser, mobile device and television set via IPTV. We offer creative interface design, branding, strategic planning and technical integration professional services to complement our platform. Our business is divided into two segments: Digital Media Solutions and Agency Services. Digital Media Solutions includes the delivery of solutions that include software, hardware, services and components. Digital Media Solutions also provide services including content delivery, online and mobile property development and management, and advertising-based monetization. Agency Services include direct marketing, incentive programs, internal communications, customer relationship management, sales promotion, creative production, sponsorships, online marketing, media planning, media buying and packaging.

(2) Summary of Significant Accounting Policies

Principles of Consolidation — Our consolidated financial statements include the accounts of KIT digital, Inc., its wholly-owned subsidiary KIT Media Corporation, (“KIT Media Corp”) its wholly-owned subsidiary Bickhams Media, Inc. (“Bickhams”), its 51% subsidiary Reality Group Pty. Ltd (“Reality Group”), its wholly-owned subsidiary Kamera Content AB (“Kamera”) (included as of the acquisition date of May 19, 2008), its wholly-owned subsidiary KIT digital FZ LLC and its wholly-owned subsidiary KIT HD, Inc. Included in the consolidation with KIT Media Corp are KIT Media Corp’s wholly-owned subsidiary KIT digital Pty. Ltd. (formerly ROO Media (Australia) Pty Ltd.) and KIT digital Pty Ltd.’s wholly-owned subsidiary Undercover Media Pty. Ltd., its wholly-owned subsidiary KIT digital Limited (formerly ROO Media Europe Limited), its wholly-owned subsidiary KIT Broadcasting Limited (formerly ROO Broadcasting Limited), its wholly-owned subsidiary Sputnik Agency Pty. Ltd. (formerly Factory212 Pty. Ltd.), its wholly-owned subsidiary KIT TV Pty Ltd. (formerly ROO TV Pty Ltd.) and its wholly owned subsidiary Morpheum Internet Services Pty Ltd (included as of the date of acquisition of September 2, 2008). Included in the consolidation with Bickhams is Bickhams’ wholly-owned subsidiary VideoDome.com Networks, Inc. Included in the consolidation with Kamera are Kamera’s 95%-owned subsidiary Kamera (S) PTE Ltd and its 55%-owned subsidiary Swegypt Company for Telecommunications (S.A.E.). Included in the consolidation with KIT digital FZ LLC is its wholly-owned subsidiary Visual Connection, a.s. and Visual’s wholly owned subsidiaries Visual Media Services a.s. and Visual Connection, spol. s.r.o. (included as of the acquisition date of October 5, 2008).

Management Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.

Foreign Currency Translation — Assets and liabilities of KIT digital’s foreign subsidiaries are translated at current exchange rates and related revenues and expenses are translated at average exchange rates in effect during the periods. Resulting translation adjustments are recorded as a component of accumulated comprehensive income (loss) in stockholders' equity.

Fair value of Financial Instruments — On the first day of fiscal 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. SFAS 157 defines fair value as the amount that would be received upon sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(2) Summary of Significant Accounting Policies  – (continued)

transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which prioritizes the types of inputs to valuation techniques that companies may use to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). The next highest priority is given to inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2). The lowest priority is given to unobservable inputs in which there is little or no market data available and which require the reporting entity to develop its own assumptions (Level 3). No Level 2 or Level 3 inputs were used to record assets or liabilities at fair value.

Risk Concentrations — Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We endeavor to place our cash and cash equivalents with high credit quality institutions to limit credit exposure, and from time to time, obtain collateral for our accounts where we deem prudent and is feasible. We have obtained callable cash collateral wherever we have identified credit risk exists with respect to these investments. The amount of cash beyond insured amounts as of December 31, 2008 and 2007, was $5,634 and $10,084, respectively.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the nature of our customers who are dispersed across many industries and geographic regions. The allowance for doubtful accounts as of December 31, 2008 and 2007 was $571 and $282, respectively. As of December 31, 2008, no customers made up more than 10% of our trade accounts receivable. As of December 31, 2007, one customer accounted for approximately 12% of our trade accounts receivable. We routinely assess the financial strength of customers and, based upon factors concerning credit risk, we establish an allowance for doubtful accounts. Management believes that accounts receivable credit risk exposure beyond such allowance is limited.

Impairment of Long-Lived Assets — We review our long-lived assets and identifiable intangibles for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying amounts. Impairment, if any, is measured as the excess of the carrying amount over the fair value based on market value (when available) or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made.

Cash and Cash Equivalents — We consider all highly liquid investments with original maturities of 90 days or less when purchased, or fully cash-collateralized investments with immediate callability of collateral, to be cash or cash equivalents. As of December 31, 2008, we had $3,001 of cash equivalents in an account that pays interest at LIBOR plus 150 basis points. This account is guaranteed and backed by liquid collateral instruments, and can be redeemed with 14 days written notice.

Restricted Cash — As of December 31, 2007, we pledged approximately $100 as collateral for a standby letter of credit that guaranteed our obligation related to a real estate lease agreement. In 2008, we were released from our real estate lease agreement and our $100 was returned to us.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using the straight-line and declining balance methods of accounting over the estimated useful lives of the assets [See Note 6].

Routine maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reported in the statement of operations.

Income Taxes — Pursuant to SFAS No. 109, “Accounting for Income Taxes,” income tax expense [or benefit] for the year is the sum of deferred tax expense [or benefit] and income taxes currently payable [or

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(2) Summary of Significant Accounting Policies  – (continued)

refundable]. Deferred tax expense [or benefit] is the change during the year in a company's deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Intangible Assets — Amortizable intangible assets of the Company are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets, with periods of up to five years. Goodwill is reviewed for impairment at least annually and all other intangible assets are reviewed for impairment if events or circumstances indicate that carrying amounts may not be recoverable [See Note 7].

Inventory — Inventories are valued at the lower of cost (first-in, first-out method) or market and are comprised of finished goods. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product age in inventory and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of December 31, 2008 our reserve for excess and obsolete inventory was $157.

Research and Development — Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product’s technological feasibility has been established through the date the product is available for general release to customers. The Company does not capitalize any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Revenue Recognition — We recognize revenue in accordance with the following authoritative literature: AICPA Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue, net of sales taxes assessed by any governmental authority. Revenues are derived principally from professional services, digital media management, advertising and delivery of digital media solutions. Revenue is recognized when the product and/or service has been provided to the customer. We may enter into agreements whereby we guarantee a minimum number of advertising impressions, click-throughs or other criteria on our websites or products for a specified period. To the extent these guarantees are not met, we may defer recognition of the corresponding revenue until guaranteed delivery levels are achieved.

Stock-Based Compensation — On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment.” Among other items, SFAS 123R requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service periods. The Company’s share-based awards include stock options, warrants and restricted stock awards.

The Company adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard to all share-based awards issued on or after January 1, 2006 and any outstanding share-based awards that were issued but not vested as of January 1, 2006. For the years ended December 31, 2008 and 2007, the Company recognized $4,869 and $4,748, respectively, of stock-based

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(2) Summary of Significant Accounting Policies  – (continued)

compensation expense in the consolidated statements of operations. Included in the 2008 amount of $4,869, is $136 for director’s fees for 2008 in which options have been issued in 2009 and is included in accrued expenses as of December 31, 2008.

The estimated fair value underlying the Company’s calculation of compensation expense for stock options is based on the Black-Scholes-Merton pricing model. SFAS 123R requires forfeitures of share-based awards to be estimated at the time of grant and revised, if necessary, in subsequent periods if estimates change based on the actual amount of forfeitures experienced.

On March 17, 2008, the Board of Directors adopted an incentive compensation plan (the “2008 Incentive Stock Plan”). The 2008 Incentive Stock Plan has reserved 400,000 shares of common stock for issuance. Under the 2008 Incentive Stock Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 or which are not intended to qualify as Incentive Stock Options thereunder. In addition, direct grants of stock or restricted stock may be awarded. Also, on March 17, 2008, the Board of Directors resolved that, subject to the agreement of the individuals, a surrender of options under the 2004 Stock Option Plan were exchanged for options under the 2008 Incentive Stock Plan. A total of 101,158 stock options in the 2004 Stock Option Plan were surrendered, of which a total of 49,023 stock options were cancelled or expired and a total of 52,134 stock options were forfeited. These were exchanged for a total of 38,158 stock options under the 2008 Incentive Stock Plan.

Under the 2004 Stock Option Plan, the Company granted options with an exercise price of $6.11 to $9.80 to purchase 80,000 shares of its common stock during the year ended December 31, 2008. During the year ended December 31, 2008, a total of 45,331 stock options vested, a total of 100,813 stock options were cancelled or expired, a total of 82,918 stock options were forfeited, and 45,278 stock options were unvested as of December 31, 2008. A total of 81,429 stock options were outstanding under this plan on December 31, 2008.

Under the 2008 Incentive Stock Plan, the Company granted options with exercise prices ranging from $2.80 to $10.50 to purchase 509,036 shares of its common stock during the year ended December 31, 2008. During the year ended December 31, 2008, a total of 143,038 stock options vested, 7,612 stock options were exercised, 81,240 stock options were cancelled, expired or forfeited with 325,174 stock options unvested as of December 31, 2008. A total of 420,184 stock options were outstanding under this plan on December 31, 2008.

Also included in non-cash compensation are warrants to purchase 34,286 shares of common stock with an exercise price of $4.655 issued to Robin Smyth, the Company’s Chief Financial Officer, on March 30, 2008 that vest over 36 months from the issue date. During the year ended December 31, 2008, a total of 8,571 warrants vested with 25,715 warrants unvested as of December 31, 2008.

On August 11, 2008, the Company’s Board of Directors approved an amendment to the Company’s 2008 Incentive Stock Plan increasing the number of shares of common stock reserved for issuance under the plan by 457,143 shares, to a new total of 857,143 shares. The amendment to the 2008 Incentive Stock Plan was subsequently approved by holders of a majority of the Company’s common stock.

Net Loss Per Share — We compute net loss income per common share under the provisions of SFAS No. 128, “Earnings per Share,” which establishes standards for computing and presenting earnings per share. SFAS No. 128 requires us to report both basic net (loss) income per share, which is based on the weighted average number of common shares outstanding during the period, and diluted net (loss) income per share, which is based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding. All equivalent shares underlying options, warrants, and convertible Series A Preferred Stock were excluded from the calculation of diluted loss per share because we had net losses for all years presented and therefore equivalent shares would have an anti-dilutive effect.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(2) Summary of Significant Accounting Policies  – (continued)

Reclassification — Certain prior period amounts have been reclassified to conform to the current presentation.

Recent Accounting Pronouncements — In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combinations”, and SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB 51”, which will change the accounting for and reporting of business combination transactions and non-controlling interests in consolidated financial statements. The provisions of SFAS 141R and SFAS 160 were effective for the Company on January 1, 2009. SFAS 141R had no impact on previously recorded acquisitions. SFAS 160 requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of operations and stockholders’ equity.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157, “Fair Value Measurements” for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of FSP FAS 157-2 is not expected to have a material impact on the Company’s consolidated financial position, cash flows, or results of operations

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R. The provisions of FSP FAS 142-3 were effective for the Company on January 1, 2009 and are not expected to have a material impact on the Company’s consolidated financial position, cash flows, or results of operations.

In May 2008, the FASB issued FSP Accounting Principles Board Opinion (“APB”) No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, which requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. FSP APB 14-1 became effective for the Company on January 1, 2009 and requires retroactive application. The Company is currently evaluating the impact of adopting FSP 14-1 on the Company’s consolidated financial position, cash flows and results of operations.

In November 2008, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue EITF No. 08-6, “Equity Method Investment Accounting Considerations,” which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The prospective provisions of EITF 08-6 were effective for the Company on January 1, 2009. The adoption of EITF 08-6 is not expected to have a material impact on the Company’s consolidated financial position, cash flows, or results of operations.

The Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” as of January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of SFAS 159 had no impact on the Company’s consolidated financial statements.

(3) Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(3) Going Concern  – (continued)

the normal course of business. Since its inception, the Company has incurred losses, had an accumulated deficit, and has experienced negative cash flows from operations. This raises doubt about the Company’s ability to continue as a going concern. Management expects cash flows from operating activities to improve, primarily as a result of an increase in revenue and a decrease in costs, although there can be no assurance thereof. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

(4) Acquisitions

On January 22, 2007, we entered into an Asset Purchase Agreement (the “APA”) with RJM Price & Company, Inc. (“RJM”) and Robertson Price. Pursuant to the APA, we acquired all of the properties, rights and assets constituting the business of RJM, which operates under the name MyVideoDaily (“MVD”). The APA provided for consideration of up to an aggregate of $1,350, of which $250 was paid upon the execution of the APA. The APA included milestone payments, which provided certain defined targets and conditions to be met. Pursuant to the terms of the APA, we also entered into an employment agreement with Mr. Price. On May 17, 2007, RJM was issued 2,639 shares of our common stock valued at $250, for achieving the first quarter milestone.

On October 18, 2007, we entered into a settlement agreement with RJM and Robertson Price, resolving all payment and other obligations among the parties arising out of the APA dated as of January 22, 2007. Pursuant to the agreement, KIT digital paid RJM $500 on October 23, 2007, and RJM delivered to KIT digital 2,639 shares of KIT digital common stock, which had been previously issued by KIT digital. These shares have been canceled and the value recorded on May 17, 2007 has been reversed. This agreement is the full and final settlement of any outstanding items or amounts related to the APA. The $250 paid upon execution of the APA was recorded as goodwill. The $500 paid upon the execution of the settlement agreement was recorded as settlement of MVD agreement in the Statement of Operations. As of December 31, 2007, the goodwill of $250 was impaired and recorded as impairment of goodwill expense in the Statement of Operations (See Note 8).

On February 16, 2007, Wurld Media, Inc. (“Wurld Media”) issued a promissory note to the Company in the principal amount of $1,500. Pursuant to the promissory note the Company advanced to Wurld Media the sum of $800, and in its sole discretion may make additional advances of up to, but not exceeding $1,500. The promissory note accrues interest at the annual rate of 8% and in the event of a default will accrue interest at the annual rate of 10%. The promissory note is secured by all of the assets of Wurld Media. The promissory note is due and payable upon the earlier of (i) the closing of the acquisition of the assets of Wurld Media, in which event, the loan amount will be credited against the purchase price of the assets or (ii) November 26, 2007. This promissory note has been paid in full and is included in the assets of Wurld Media acquired. The loan made to Wurld Media was recorded as a component of “Investment in assets acquired from Wurld Media” on the Statement of Cash Flows.

On June 15, 2007, Gregory Kerber issued a promissory note to the Company in the principal amount of $400. Pursuant to the promissory note, the Company advanced to Mr. Kerber the sum of $394. The promissory note accrues interest at the rate of 8% and in the event of a default will accrue interest at the rate of 10%. The promissory note is secured by certain of his shares in Wurld Media. The promissory note is due and payable upon demand by the Company. This promissory note has been paid in full and is included in the assets of Wurld Media acquired. The loan made to Mr. Kerber was recorded as a component of “Investment in assets acquired from Wurld Media” on the Statement of Cash Flows.

(4) Acquisitions

On July 12, 2007, KIT HD, Inc. (“KIT HD”), a wholly-owned subsidiary of KIT digital, entered into an asset purchase agreement with Wurld Media, Gregory Kerber and Kirk Feathers. Wurld Media specializes in

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(4) Acquisitions  – (continued)

the peer-to-peer distribution of music, movies, games, TV shows and other audio, video, and audio/video content. The acquisition was completed and closed on July 17, 2007. The assets acquired by KIT HD, pursuant to the agreement, included: (i) certain fixed assets, equipment, fixtures, and leasehold improvements located at Wurld Media’s office in Saratoga Springs, New York; (ii) certain intellectual property of Wurld Media; (iii) the customer logs, location files and records of Wurld Media, and (iv) all claims, entitlements, rebates, refunds, settlements, awards or other rights related to the assets acquired by KIT HD. The consideration for the assets acquired by KIT HD was an aggregate of $4,320, consisting of $3,174 in cash, $38 in accrued liabilities related to the purchase and the issuance of 18,729 shares of our common stock valued on July 17, 2007 at $59.15 per share or $1,108. The total purchase consideration was allocated to the assets acquired at their estimated fair values as of the date of acquisition, as determined by management, as $3,180 of software and $1,140 of fixed assets.

At the end of December 2007, we decided to abandon the development and assets of the peer-to-peer business that we acquired in the asset purchase agreement with Wurld Media (See Note 8).

Sputnik Acquisition

On May 14, 2008, the Company finalized its purchase of the original 51% ownership in Sputnik Agency Pty. Ltd. (“Sputnik”) and acquired the remaining 49% of that entity, for consideration paid of $4,563. A total of $3,530 was paid in cash to the sellers, $751 was applied against outstanding loans by the Company’s 51%-owned subsidiary Reality Group to Sputnik’s selling shareholders, and $282 was deposited in escrow against certain potential liabilities. In November 2008, the escrow was released to Sputnik’s selling shareholders. Therefore, the aggregate cost of the acquisition was $4,656, which includes $93 in legal costs related to the acquisition.

Sputnik’s sellers and certain of its employees entered into employment agreements providing, among other things, for their continued employment with Sputnik and/or Reality Group and certain restrictive covenants.

Kamera Acquisition

On May 19 2008, we acquired 100% of Kamera, a Stockholm, Sweden-based company in the business of managing, developing and syndicating video content for mobile and online distribution. Through its proprietary software, transcoding and content distribution protocols, Kamera enabled corporate clients such as Associated Press, ABC News, Vodafone, MSN, Orange, Telefonica, O2, Hutchinson and China Mobile to deliver IP video channels to their customers over mobile and online networks.

On closing, we paid $4,500 less certain amounts previously owing to us by Kamera, to the shareholders of Kamera. Pursuant to the terms of the transaction, we paid an additional $1,500 in consideration in March 2009, and the Kamera shareholders may be entitled to up to an additional $4,500 of consideration payable in 2009 and 2010, subject to the achievement of certain performance tests. The contingent consideration is payable in our publicly traded shares, valued at current market prices or cash, as we determine. The performance criteria relate to retention of staff and customers, and the maintenance and growth of customer revenue and our mobile revenue over the two years ending March 31, 2010.

The aggregate cost of the acquisition of Kamera was $7,634. This is comprised of the $4,500 paid at closing, $1,500 accrued for the consideration payable six months from the Completion Date and paid in March 2009 and $1,500 accrued for the consideration payable 13 months from Completion Date and are included in the Balance Sheet in “Acquisition liability — Kamera,” and $134 in legal costs related to the acquisition. The Company has not recorded the contingent liability of $3,000 in consideration that is payable 21 months from Completion Date as it is not certain that the performance criteria will be met. The Company has allocated the aggregate cost of the acquisition to Kamera’s net tangible and identifiable intangible assets based on their estimated fair values. The excess of the aggregate cost of the acquisition over the net estimated fair value of the tangible and identifiable intangible assets and liabilities assumed was recorded to goodwill.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(4) Acquisitions  – (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (May 19, 2008).

Current assets	$1,214
Property and equipment	156
Intangible assets – developed software	1,000
Intangible assets – customer list	1,500
Goodwill	5,111
Total assets acquired	8,981
Current liabilities	1,347
Total liabilities assumed	1,347
Net assets acquired	$7,634

The results of operations of Kamera for the period from May 19, 2008 to December 31, 2008 have been included in the Consolidated Statements of Operations.

Morpheum Acquisition

On August 31, 2008, we acquired 100% of Morpheum Internet Services Pty Ltd. (“Morpheum”), a Melbourne, Australia-based company, for consideration paid at closing of $734, plus $56 in legal and consulting costs related to the acquisition for an aggregate cost of $790. Morpheum was one of Asia’s leading providers of web-based content management systems (“CMS”). Morpheum’s software, LanternCMS, has become integrated into the Company’s VX software platform. The Company has allocated the aggregate cost of the acquisition to Morpheum’s net tangible and identifiable intangible assets based on their estimated fair values.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (August 31, 2008).

Current assets	$416
Property and equipment	116
Intangible assets – developed software	1,122
Total assets acquired	1,654
Current liabilities	864
Total liabilities assumed	864
Net assets acquired	$790

The results of operations of Morpheum for the period from September 1, 2008 to December 31, 2008 have been included in the Consolidated Statements of Operations.

Visual Connection Acquisition

On October 5, 2008, through our wholly-owned subsidiary, KIT digital FZ-LLC ( “KIT”), we acquired 100% of Visual Connection, a.s., a Prague, Czech Republic-based company (“Visual”) specializing in the supply and delivery of comprehensive IPTV solutions which link software expertise with hardware configuration, integration capabilities and 24/7 customer service. Visual’s 200+ customers included television and radio stations, graphics publishers, audiovisual production and post production houses, state and federal government administration, education companies, telcos and healthcare providers.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(4) Acquisitions  – (continued)

Taking into account certain adjustments made to the original Visual Share Purchase Agreement mutually agreed to on March 31, 2009, the purchase price of Visual consisted of:

(a)	$1,180 in cash, after certain adjustments were made for negative working capital;
(b)	$1,500 in shares of our common stock for a total of 163,043 shares, issued by April 15, 2009, restricted for sale for 12 months thereafter;
(c)	an earn-out of $3,225 in a combination of shares of our common stock (determined based on the higher of (i) the 20-day trailing weighted average closing price per share prior to the respective payment date, or (ii) a price “floor” of $7.70 per share), payable in three equal installments of $1,075, (i) 12 months after closing, (iii) 18 months after closing, and (iii) 24 months after closing, subject in each case to targeted levels of the Company’s net revenues and EBITDA. and the retention of key personnel; and
(d)	additional earn-out of $2,100 of shares of our common stock (determined based on the higher of (i) the 20-day trailing weighted average closing price per share prior to the respective payment date, or (ii) a price “floor” of $7.70 per share), for achieving certain other net revenues and EBITDA targets over the period of 24 months from closing.

KIT retains the right to substitute payments in cash for all potential issuances of common stock described above, irrespective of the trading price of our common stock.

The aggregate cost of the acquisition of Visual was $4,286. This is comprised of the $1,000 paid in November 2008 of the initial purchase price of $2,500 less negative working capital of $1,320 or $1,180. The remaining $180 of the initial purchase price is included in the Balance Sheet in “Acquisition liability —  Visual.” Additionally, the cost includes $1,500 for the payable six months after closing, $538 (50% of the amount) for the minimum payable for 12 months after closing, $1,075 (50% of the amount) total for the minimum payable for 18 and 24 months after closing, and $311 in legal and consulting costs related to the acquisition. From the above, $2,218 is included in the Balance Sheet in “Acquisition liability — Visual” and $1,075 is in the Balance Sheet in “Acquisition liability — Visual, net of current.” The Company has not recorded the contingent liability of $1,613 in consideration that is payable 12, 18 and 24 months from closing as it is not certain that the performance criteria will be met. The Company has allocated the aggregate cost of the acquisition to Visual’s net tangible and identifiable intangible assets based on their estimated fair values. The excess of the aggregate cost of the acquisition over the net estimated fair value of the tangible and identifiable intangible assets and liabilities assumed was recorded to goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (August 31, 2008).

Current assets	$4,287
Property and equipment	1,609
Intangible assets – customer list	1,000
Goodwill	5,131
Total assets acquired	12,027
Current liabilities	4,317
Capital leases and notes payable	3,106
Total liabilities assumed	7,423
Net assets acquired	$4,604

The results of operations of Visual for the period from October 1, 2008 to December 31, 2008 have been included in the Consolidated Statements of Operations.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(4) Acquisitions  – (continued)

Juzou Acquisition

In November 2008, we purchased specified assets of Extreme Mobile Services Limited (also known as Juzou), a company formed under the laws of the United Kingdom. Juzou’s business involves content management and web services with live streaming capabilities. Under an Asset Purchase Agreement, dated November 15, 2008, we acquired the Juzou trademark and system and ongoing customers and other operating contracts. The total purchase price of the assets was $800, payable in shares of our common stock based on meeting specified financial and operating targets over the ensuing two-year period. At closing, we issued 13,715 shares of our common stock to Juzou valued at $120 against the total purchase price.

(5) Related Party Transactions

On March 6, 2007, Reality Group Pty. Ltd. issued a promissory note to the Company in the principal amount of $380. Pursuant to the promissory note, the Company advanced to Reality Group the sum of $190 on March 6, 2007 and $190 on March 13, 2007. Interest on the promissory note accrued at the rate of 8% per annum. The promissory note was due on June 30, 2008 and was secured by all the assets of Reality Group. In addition, two shareholders of Reality Group agreed to pledge 20% of the ordinary shares of Reality Group which they own as security for Reality Group’s obligations under the promissory note. These notes eliminated in consolidation. As part of the Sputnik acquisition, these notes were extinguished as of May 12, 2008.

On May 11, 2007, Reality Group Pty. Ltd. issued a promissory note to the Company in the principal amount of $400. Pursuant to the promissory note, the Company advanced to Reality Group the sum of $400 on May 11, 2007. Interest on the promissory note accrued at the rate of 8% per annum. The promissory note was due on May 11, 2008. These notes eliminated in consolidation. As part of the Sputnik acquisition, these notes were extinguished as of May 12, 2008.

In December 2007, we entered into an agreement with KIT Capital, a company beneficially controlled and led by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, under which KIT Capital has provided us managerial services through several senior personnel. The total amount paid to KIT Capital and included in our results of operations in the years ended December 31, 2008 and 2007 were $573 and $69, respectively.

In May 2008, KIT Media, Ltd., an affiliate of KIT Capital, bought 1,008,572 shares of our common stock for $7,060 in the May 2008 Financing which included 1,008,572 warrants to purchase one share of common stock. The Company’s Chief Executive Officer, Kaleil Isaza Tuzman, holds a controlling interest in KIT Media.

On December 31, 2008, the Company completed the investment for $5,000 with KIT Capital as defined under the Executive Management Agreement for the issue of 892,858 shares of common stock at $5.60 per share. In addition we issued to KIT Capital a warrant to purchase 580,358 shares of our common stock (representing 65% warrant coverage on KIT Capital’s investment, as compared to 100% warrant coverage in the May 2008 financing transaction), for a term of five years commencing on December 31, 2008, at an exercise price of $11.90 per share, subject to the occurrence of certain events that could potentially reduce the exercise price to $5.60 per share.

During 2008, 60,000 stock options were granted to KIT Capital pursuant to the Executive Management Agreement, dated as of December 18, 2007, with an exercise price of $6.11 per share and an expiration date of January 9, 2013. An additional 20,000 stock options were granted to KIT Capital with an exercise price of $9.80 share and an expiration date of June 21, 2013.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(6) Property and Equipment

Property and equipment at December 31, 2008 consists of the following:

	Office Equipment Capital Lease	Motor Vehicles Capital Lease	Computer Software	Leasehold Improvements	Furniture and Fixtures	Office Equipment	Total
Cost	$611	$544	$249	$553	$311	$2,009	$4,277
Accumulated Depreciation	(82)	(54)	(123)	(255)	(183)	(652)	(1,349)
Net	$529	$490	$126	$298	$128	$1,357	$2,928
Estimated useful life	2 – 10 years	3 – 5 years	2 – 4 years	1 – 20 years	3 – 10 years	2 – 10 years

Depreciation expense amounted to $729 and $902 for the years ended December 31, 2008 and 2007, respectively.

(7) Goodwill and Intangible Assets

As of December 31, 2008, goodwill is $15,167 and is comprised of the following; $1,033 from the acquisition of Reality Group,

•	$90 related to the acquisition of 24% of KIT digital Limited, which was owned by a third party,
•	$3,802 from the acquisition of Sputnik,
•	$5,111 from the acquisition of Kamera, and
•	$5,131 from the acquisition of Visual.

At December 31, 2008 intangible assets include the following:

	Customer List	Software	Domain Name
Cost	$4,231	$3,546	$54
Less Amortization	(1,243)	(1,281)	(35)
Totals	$2,988	$2,265	$19

Estimated future annual amortization expense as of December 31, 2008 is as follows:

	Customer List	Software	Domain Name
2009	$894	$672	$11
2010	874	459	8
2011	825	445	—
2012	395	445	—
2013	—	244	—
Thereafter	—	—	—
Totals	$2,988	$2,265	$19

The values attributed to customer lists come from the following acquisitions: $650 from Reality Group, $1,081 from Sputnik, $1,500 from Kamera and $1,000 from Visual, and are being amortized over four year periods on a straight line basis. The values attributed to software come from the following acquisitions: $1,320 from VideoDome, $1,000 from Kamera, $1,122 from Morpheum and $104 from Juzou, and is being amortized over 5 year periods on a straight line basis. The Company purchased the domain name roo.com in November 2005 and it is being amortized over a five year period on a straight line basis.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(8) Senior Secured Notes Payable

In November 2008, we received $1,500 in gross proceeds from the issuance of a non-convertible note to Genesis Merchant Partners, LP. Interest is payable monthly in arrears at 14.5% and matures on December 31, 2009. The principal is repayable in monthly installments of $75 beginning in May 2009, with the remainder of the principal due at maturity. The note is secured by the company’s property, including accounts receivable and inventory, but excludes any security interests in Visual and Reality Group or assets of these subsidiaries. In conjunction with the borrowing, we issued to Genesis Merchant Partners, LP a warrant entitling it to purchase, for $11.90 per share, 139,286 shares of our common stock through October 31, 2013. A debt discount of $642 was recorded related to this debt and is being amortized over fourteen months which is the life of the note.

(9) Income Taxes

The Company’s expected global income tax benefit computed at the statutory rate for each taxing authority on the pre-tax loss amounted to approximately $99,128 in 2008 and $84,178 in 2007. Such benefits were not recognized in the accompanying financial statements due to KIT digital’s history of past operating losses, and consequently valuation allowances were recorded for all of KIT digital’s deferred tax assets at December 31, 2008 and 2007.

Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Current Assets
Non-Cash Compensation	$5,922	$4,748
Subtotal	5,922	4,748
Valuation allowance	(5,922)	(4,748)
Current deferred tax asset	$—	$—
Non-current assets
Net operating loss carryforward	$99,128	$84,178
Valuation allowance	(99,128)	(84,178)
Non-current deferred tax asset	$—	$—

The valuation allowance increased by $14,950 and $23,569 for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, KIT digital has federal net operating loss carryforwards of approximately $99,128 that will be available to offset future taxable income, if any, through December 2028. The utilization of KIT digital’s net operating losses may be subject to substantial limitations due to various tax law provisions in different jurisdictions. Such limitation may result in the expiration of the net operating loss carry forwards before their utilization. KIT digital has established a 100% valuation allowance for all of its deferred tax assets due to uncertainty as to their future realization.

As a matter of course, the Company can be audited by federal and state authorities. At this time, there are no audits identified or in process from any taxing authority. In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in a company’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attributes for financial disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(10) Commitments and Contingencies

Leases — The Company is a party to a number of non-cancelable lease agreements primarily involving office premises, motor vehicles and computer equipment. Included in capital leases are equipment and motor vehicle leases which are generally for three to five year periods. Included in operating leases are office premises in Dubai, Prague, Melbourne, Toronto, New York, London, and Stockholm and equipment which are generally for two to five year periods.

The following is a schedule of future minimum payments under capital leases and operating leases as of December 31, 2008.

Year	Capital Leases	Operating Leases	Total
2009	$559	$1,292	$1,851
2010	459	847	1,306
2011	332	505	837
2012	171	86	257
2013	42	43	85
Thereafter	—	—	—
Total Minimum Lease Payments	1,563	$2,773	$4,336
Less Amount Representing Interest	(219)
Total Obligations Under Capital Leases	$1,344

Rent expense amounted to $1,156 and $1,170 for the years ended December 31, 2008 and 2007, respectively.

Employment Agreements — On December 18, 2007, the Company entered into the Management Agreement with KIT Capital for a term commencing on January 9, 2008 and terminating on January 9, 2011, unless sooner terminated or mutually extended. As a result of this Management Agreement, KIT Capital designated Kaleil Isaza Tuzman as Chief Executive Officer, and two other KIT Capital employees as Head of Communications and as Corporate Development Manager of the Company, respectively. The Management Agreement provided for an aggregate compensation for KIT Capital as follows: (i) $51 monthly (which has been subsequently adjusted downwards to $42 monthly effective November 1, 2008), which includes the cost of at least three employees inclusive of benefits and taxes, (ii) signing incentive payment of $69, (iii) an incentive bonus equal to the greater of (x) the preceding twelve months’ base compensation or (y) the previous month’s monthly installment of base compensation multiplied by twelve if the Company shall achieve 2 consecutive quarters of profitability or the Company’s total monthly revenue equals or exceeds $6,000, and (iv) a “phantom stock plan” for 2,100,000 shares that vest over a 36-month period. Specific terms of this plan are subject to finalization. The Management Agreement provides that upon termination of the Management Agreement or after the Management Agreement’s expiration date for any reason except cause (as defined in the Management Agreement), the Company shall pay KIT Capital, in addition to any other payments due hereunder, a cash severance payment equal to the greater of (i) the total amount paid to KIT Capital during the preceding twelve months, including base compensation and all bonuses, and (ii) the previous month’s monthly installment of base compensation multiplied by twelve.

Litigation — In November 2007, our wholly-owned subsidiary, KIT HD, Inc. (“KIT HD”), was named as the defendant in a purported class action lawsuit entitled Julie Vittengl et al. vs. KIT HD, in New York Supreme Court, Saratoga County, New York. The suit, brought by four former employees of Wurld Media, Inc. (“Wurld”), purportedly on behalf of themselves and “others similarly situated,” claims that KIT HD’s acquisition of certain assets of Wurld was a fraudulent conveyance and that KIT HD is the alter-ego of Wurld. Plaintiffs seek the appointment of a receiver to take charge of our property in constructive trust for plaintiffs and payment of plaintiffs’ unpaid wages and costs of suit, both in an unspecified dollar amount. KIT HD filed

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(10) Commitments and Contingencies  – (continued)

its answer to the complaint in January 2008, and there have been no further developments in this action since then. We believe that the suit is without merit and we intend to defend this action vigorously should the case become active.

In December 2007, Rick Gell and Todd Pavlin, two former consultants of KIT Media Corporation (“KIT Media Corp”) sued that entity together with KIT digital, Inc. and its former Vice-Chairman Robert Petty and KIT Media Corp’s former President and Chief Operating Officer Steve Quinn in New York Supreme Court, New York County, New York, alleging breach of an oral employment agreement, fraudulent inducement and other claims relating to the plaintiffs’ employment at KIT Media Corp. Last year, defendants moved to dismiss the complaint, and in March 2009 the court dismissed all of plaintiffs’ claims save their breach of contract claim on the grounds that it is based on an alleged oral agreement, which plaintiffs may be able to prove. We believe that there is no merit to this suit, and we intend to continue to defend this action vigorously.

(11) Preferred Shares

On March 30, 2008, the Board of Directors and stockholders holding a majority of the Company’s voting stock approved the filing of an amendment to the Company’s Certificate of Incorporation to reduce its authorized preferred stock from 20,000,000 to 10,000,000 shares. Also, on March 30, 2008, the stockholders holding a majority of the Company’s voting stock approved the filing of an amendment to its Certificate of Designation of the Series A Preferred Stock to provide for automatic conversion of the outstanding Series A Preferred stock into 11,429 shares of common stock. The conversion of the Series A Preferred Stock into common stock was conditional upon the effectuation of the amendment to the Certificate of Incorporation to reduce the authorized preferred stock from 20,000,000 to 10,000,000 shares. On May 19, 2008, the Company filed the amendment to its Certificate of Incorporation to reduce the authorized preferred stock from 20,000,000 to 10,000,000 shares. On May 22, 2008, the Company filed the amendment to the Certificate of Designation of the Series A Preferred to provide for the automatic conversion of the outstanding Series A Preferred Stock into 11,429 shares of common stock.

(12) Stock Issuances

On January 25, 2007, we entered into an agreement with News Corporation (“News Corp”). The Agreement provides for the issuance of 57,143 shares of our common stock upon execution of the Agreement, which were to be held in escrow and released to News Corp on January 1, 2008, if the average monthly revenues from News Corp and its affiliates for the three month period ended December 31, 2007 is not less than the revenue from News Corp and its affiliates for the one month period ending December 31, 2006 (the “Revenue Target”). On February 7, 2008, we released the 57,143 shares of our common stock to News Corp for meeting the Revenue Target. The shares were valued at $5.95 per share or $340, and that amount was recorded as sales and marketing expense for the year ended December 31, 2007.

We also agreed to issue an additional 57,143 shares of our common stock to News Corp if within three years of the date of the Agreement the average monthly revenue from News Corp and its affiliates for any consecutive three month period equals at least six times the Revenue Target. Further, we agreed that if the foregoing is not timely achieved, we shall issue to News Corp warrants to purchase 57,143 shares of our common stock which shall be exercisable for a term of two years from the date of issuance at a price of $94.50. The exercise price of the warrants will be subject to customary anti-dilution protection for stock splits, recapitalizations, stock dividends and the like.

We have granted News Corp piggy-back registration rights in connection with the shares issuable pursuant to the Agreement.

On May 4, 2007, we entered into a securities purchase agreement pursuant to which the Company sold an aggregate of 285,715 shares of our common stock and warrants to purchase an additional 85,714 shares of

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(12) Stock Issuances  – (continued)

our common stock to accredited investors resulting in gross proceeds of $25,000. The offering closed on May 10, 2007. The unit price of the common stock and corresponding warrant was $87.50. The warrants have an exercise price of $157.50 per share and a term of five years. The warrants were valued under the Black-Scholes method as $5,117. At any time at which the market price of our Common Stock exceeds 210.00 for 10 trading days during any 20 consecutive trading days, we may elect to call the warrants, provided that, the shares underlying such warrants are registered pursuant to a registration statement. We agreed to prepare and file a registration statement with the Securities and Exchange Commission registering the resale of the shares of common stock sold in the private placement on or prior to 30 days following the closing date. If the registration statement is not filed within such time, the Company must pay liquidated damages to the investors equal to 1% of the dollar amount of their investment for each calendar month or portion thereof that the registration statement is not filed, up to a maximum of 10%. The registration statement was filed on June 11, 2007. Also, if the registration statement is not declared effective within 120 days following the closing date, the Company must pay liquidated damages to the investors equal to 1% of the dollar amount of their investment for each calendar month or portion thereof that the registration statement is declared effective, up to a maximum of 10%, which increases to 18% if the registration statement is not declared effective within two years following the closing date. The registration statement was declared effective on August 14, 2007. Merriman Curhan Ford & Co. and Brimberg & Co., registered broker-dealers, acted as placement agents for the sale of the Company’s common stock. In connection with the May 2007 Financing, we received net proceeds of $23,875 after payment of placement agent fees of $1,000, legal fees and expenses of $120, and escrow agent fees of $5.

In 2007, the Company failed to fulfill its obligations to keep the registration statements effective related to the August 23, 2005, October 20, 2005, December 28, 2005, August 18, 2006, and November 14, 2006 private placements and owes approximately $863 in liquidated damages to these investors. This amount has been accrued and is included in accrued expenses and registration rights liquidated damages.

On May 8, 2008, the Company entered into a Securities Purchase Agreement pursuant to which it sold 2,142,858 units to 35 accredited investors, each unit comprising of one share of common stock plus one warrant to purchase one share of common stock. The offering closed on May 8, 2008. The units were sold at a price of $7.00 per unit for aggregate gross proceeds of $15,000. The warrants have an exercise price of $11.90 per share and a term of five years. These warrants were valued under the Black-Scholes-Merton method as $20,250. The warrants provide the investors with full ratchet anti-dilution protection with relation to the exercise price of each warrant. KIT Media Ltd. (“KIT Media”), an affiliate of KIT Capital, was the largest investor in the May 2008 Financing, investing $7,060 for a total of 1,008,572 units. The Company’s Chief Executive Officer, Kaleil Isaza Tuzman, holds a controlling interest in KIT Media.

Pursuant to the terms of the Securities Purchase Agreement entered into with each of the accredited investors, the Company agreed to prepare and file a registration statement with the SEC registering the resale of the shares of common stock and the shares underlying the warrants on or prior to 30 days following the closing date. If the registration statement or any subsequent registration statement required to be filed by the Company was not filed within such time, the Company was required to pay liquidated damages to the investors equal to 1% of the dollar amount of their investment per month (pro rata on a 30-day basis), up to a maximum of 10% until the registration statement is filed. Further, if the registration statement was not declared effective within (i) 90 days of the closing (or in the event of a review by the SEC, within 120 days following the closing date), or (ii) 5 trading days after being notified that the registration will not be reviewed or will not be subject to further review, the Company was required to pay liquidated damages to the investors equal to 1% of the dollar amount of their investment per month (pro rata on a 30-day basis), up to a maximum of 10% until the registration statement is declared effective; provided that if one or more registration statements shall not be effective two years after the closing, the Company shall be required to pay an additional 8% in liquidated damages. In the event one or more registration statements are filed and declared

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(12) Stock Issuances  – (continued)

effective, but shall thereafter cease to be effective and such lapse is not cured within 10 business days, the Company shall be required to pay liquidated damages to the investors equal to 1% of the dollar amount of their investment per month (pro rata on a 30-day basis), up to a maximum of 10% until the earlier of (i) the date the lapse is cured or (ii) the earlier of the expiration of the date on which all of the securities purchased by the investors can be sold either under the registration statement or pursuant to Rule 144. Upon the Company’s request, KIT Media has allowed that the 1,008,572 shares of common stock and the 1,008,572 shares underlying warrants purchased by KIT Media in the May 2008 Financing be left unregistered to date. The Company failed to fulfill its obligations to file and have the registration statement made effective in the required time periods and owes approximately $117 in liquidated damages to the investors. This amount has been accrued and is included in accrued expenses and registration rights liquidated damages on the balance sheet and statement of operations, respectively.

Merriman Curhan Ford & Co. and Brimberg & Co., registered broker-dealers, acted as placement agents for the May 2008 Financing. In connection with the May 2008 Financing, the Company paid the placement agents a cash fee of an aggregate $155. In addition, the Company issued to the placement agents 23,536 and 12,071 warrants to purchase shares of common stock with an exercise price of $0.35 and $11.90 per share exercisable for a period of five years and were valued under the Black-Scholes-Merton method as $222 and $118, respectively. In connection with the May 2008 Financing, the Company received net proceeds of $14,680 after payment of placement agents’ fees of $155, legal fees and expenses of $160 and escrow agent fees of $5.

On December 31, 2008, the Company completed the investment for $5,000 with KIT Capital as defined under the Executive Management Agreement for the issue of 892,858 shares of common stock at $5.60 per share. In addition we issued to KIT Capital a warrant to purchase 580,358 shares of our common stock (representing 65% warrant coverage on KIT Capital’s investment, as compared to 100% warrant coverage in the May 2008 financing transaction), for a term of five years commencing on December 31, 2008, at an exercise price of $11.90 per share, subject to the occurrence of certain events that could potentially reduce the exercise price to $5.60 per share.

(13) Stock Option Plans

Under SFAS No. 123(R) the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Expected life (in years)	5.00	4.78
Risk-free interest rate	2.84%	4.54%
Volatility	155.51%	89%
Dividend yield	0	0

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(13) Stock Option Plans  – (continued)

A summary of the status of stock option awards and changes during the years ended December 31, 2007 and December 31, 2008 are presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value
Outstanding at January 1, 2007	161,367	$78.75
Granted	117,429	131.95
Exercised	—	—
Cancelled, expired, or forfeited	(93,636)	79.80
Outstanding at December 31, 2007	185,160	112.00
Granted	589,036	6.30
Exercised	(7,612)	2.80
Cancelled, expired, or forfeited	(264,971)	2.80
Outstanding at December 31, 2008	501,613	5.25	7.00	$0
Exercisable at December 31, 2008	129,732	4.90	4.90	0

The weighted-average grant-date fair value of option awards granted during the years ended December 31, 2008 and 2007 was $6.30 and $78.75, respectively. There were 266,408 options exercised from January 1, 2008 through December 31, 2008.

(14) Restructuring Charges

The Company recorded restructuring charges of $3,068 in the year ended December 31, 2008. This amount is comprised of employee termination costs related to the reorganization of the Company of $2,794, contract settlement and facility closing costs of $274 related to the closing of the Clifton Park, New York office and the closing of one of the Melbourne, Australia offices, and vendor settlements related to the reorganization. Included in the employee termination costs of $2,794 are $2,397 related to the settlement of separation agreements as described below. On March 26, 2008 and March 30, 2008, the Company reached negotiated settlements with Robert Petty and Robin Smyth, respectively, restructuring their respective employment agreements, each of which involved one-time cash severance payments. In exchange for entering into new, “at will” employment agreements, Messrs. Petty and Smyth received cash settlements of $675 and $275, respectively, as well as fully-vested warrants to purchase an aggregate of 200,000 and 47,143 shares, respectively, of the Company’s common stock, at a strike price equal to the three-day trailing weighted average closing price per share of $4.655 as of March 31, 2008. These warrants have been valued under the Black-Scholes-Merton method at $1,038. These warrants will become exercisable in  1/12 increments on a monthly basis starting six months from the effective date. Also, Mr. Smyth will receive a lump-sum payment of $100, within nine months, and another lump-sum payment of $100, less applicable tax withholding and deductions, within 13 months. Mr. Smyth’s restructured employment agreement involves certain warrant-based incentives which can be earned over a period of three years based on ongoing service to the Company. As part of their respective settlements, Messrs. Petty and Smyth agreed to vote their shares of Series A Preferred Stock according to the Company’s designation, involving the elimination of these shares. Included in the $2,397 are cash payments of $1,150 and $1,088 related to the valuation of the warrants and $209 in legal fees paid on behalf of Mr. Petty, which is part of Mr. Petty’s separation agreement.

(15) Other Non-Recurring Charges

The Company has recorded other non-recurring charges of $1,111 in the year ended December 31, 2008. This amount is comprised of $480 related to the redundancy in staff and consultants during reorganization for

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(15) Other Non-Recurring Charges  – (continued)

the transition of technology infrastructure due to the centralizing of resources in Toronto and Prague and recruiting costs of $295 related to the reorganization of the Company including the centralizing of resources in Toronto and relocation of the corporate headquarters. Also included is $100 in relocation costs related to the reorganization including the move of the corporate headquarters, $82 for the corporate rebranding related to the reorganization, $117 in other prior year non-recurring charges and $37 in non-recurring advisory fees.

(16) Impairment of Assets

At the end of December 2007, we decided to abandon the development and assets of the peer-to-peer business that we acquired in the Asset Purchase Agreement with Wurld Media, which was comprised of software and property and equipment. Accordingly, we evaluated the ongoing value of these assets. Based on this evaluation, we determined that software with a carrying amount of $2,783 was impaired; this is recorded as loss on impairment of intangible assets in the Statement of Operations. Based on this evaluation, we also determined that property and equipment with a carrying amount of $855 was impaired and we wrote it down by $788; this amount was recorded as loss on impairment of property and equipment in the Statement of Operations. Subsequent to December 31, 2007, $33 of this property and equipment was sold to a third party for book value, and no gain or loss was recorded on the sale.

At the end of 2007, we determined that goodwill recorded when we acquired the properties, rights and assets pursuant to the Asset Purchase Agreement with MVD was impaired. We evaluated the goodwill for impairment by comparing the estimated fair value, which was based on the present value of estimated future cash flows to be generated to the carrying amount of $250. The estimated future cash flows were determined to be negligible based on actual results in 2007. Based on this evaluation, we determined that goodwill was impaired and we recorded $250 as a loss on impairment of goodwill in the Statement of Operations.

At the end of November 2007, we decided to stop the production of content and terminate the content production department. We have and will continue to license content from outside sources. Accordingly, we evaluated the ongoing value of the content recorded as an asset. Based on this evaluation, we determined that content with a carrying amount of $255 was impaired; this amount was recorded as impairment of intangible assets in the Statement of Operations.

In November 2007, it was mutually agreed to terminate the agreement between Reality Group and Coeee Melbourne Pty Ltd. (“Cooee”) and settle the remaining payments in the agreement due to the loss of the customers acquired from Cooee. Accordingly, we evaluated the ongoing value of these assets. Based on this evaluation, we determined that customer lists with a gross carrying amount of $220 and a net carrying amount of $86 was impaired; this is recorded as impairment of intangible assets in the Statement of Operations.

In March 2008, the Company decided to downsize the office in London and move to another location to reduce costs. This includes removing and abandoning the leasehold improvements and furniture and fixtures in the former London office. Due to its office relocation, the Company recorded an impairment charge for certain property and equipment which totaled $229 during the year ended December 31, 2008. This amount was recorded as a loss on impairment of property and equipment in the Statement of Operations.

(17) Segment Reporting

We derive our revenue from two operating segments. These operating segments are presented on a worldwide basis and include: Digital Media Solutions and Agency Services.

Digital Media Solutions includes comprehensive delivery of solutions that include software, hardware, services and components. Within Digital Media Solutions, we design, deliver and integrate systems for professional production, processing, distribution and archiving of audiovisual materials. Digital Media Solutions also provides services including content delivery, online and mobile property development and management, and advertising-based monetization.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(17) Segment Reporting  – (continued)

Agency Services operations include direct marketing, incentive programs, internal communications, customer relationship management, sales promotion, creative production, sponsorships, online marketing, media planning, media buying and packaging. Although the Agency Services segment includes online media, its activities are broader than the video-centric activities of the Company’s Digital Media Solutions segment. As its operations continue to evolve, the Company will continue to regularly review the business to determine if there is a need to make changes to these reported segments.

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” all prior period information has been reported to conform to the new segment presentation. The following table provides revenue and segment income (loss) from operations for each of the segments. Segment income (loss) from operations, as shown below, is the performance measure used by management to assess segment performance and excludes the effects of: stock-based compensation, amortization of intangible assets and corporate expenses. Corporate expenses consist of those costs not directly attributable to a segment, and include: salaries and benefits for the Company’s corporate executives, corporate governance costs, fees for professional service providers including audit, legal, tax, insurance, and, other corporate expenses.

	Twelve months ended December 31,
	2008	2007
Revenue:
Digital Media Solutions	$18,107	$9,525
Agency Services	5,294	4,404
Total revenue	$23,401	$13,929
Operating (loss) income:
Digital Media Solutions	$(7,150)	$(21,920)
Agency Services	219	(57)
Corporate	(11,775)	(12,261)
Total operating loss	$(18,706)	$(34,238)

	December 31, 2008	December 31, 2007
Assets:
Digital Media Solutions	$15,901	$5,049
Agency Services	836	1,887
Corporate	24,572	11,179
Total assets	$41,309	$18,115

(18) Subsequent Events

On March 6, 2009, we filed a certificate of amendment of our certificate of incorporation to (i) effect a 1-for-35 reverse stock split of our common stock; (ii) decrease the total number of shares of common stock authorized to be issued from 500,000,000 shares to 30,000,000 shares; and (iii) eliminate the authorization of a class of preferred stock. The changes made by the certificate of amendment were effective on March 9, 2009 and per share amounts in the accompanying financial statements have been adjusted for the split. As a result of the reverse stock split, we have 4,586,700 outstanding shares of common stock as of April 10, 2009, including recent issuances related to our purchase of the remaining minority interest in Reality Group Pty Ltd. and the scheduled earn-out from our June 2008 acquisition of Kamera Content AB. Effective March 9, 2009, our ticker symbol on the OTC Bulletin Board was changed to “KDGL” from “KITD.”

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)

(18) Subsequent Events  – (continued)

On March 6, 2009, we acquired the remaining 49% outstanding share capital that we did not previously own in Reality Group Pty Ltd., a Australian company, in consideration of issuing the sellers 90,073 shares of our common stock for a purchase price of $631. Reality Group is an advertising agency offering customers a full range of traditional advertising services including media buying and planning, creative development, and packaging.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Share Data)

	March 31, 2009	December 31, 2008(A)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,525	$5,878
Investments	200	—
Accounts receivable, net	9,073	8,331
Inventory, net	1,088	2,130
Other current assets	2,943	1,539
Total current assets	15,829	17,878
Property and equipment, net	4,128	2,928
Deferred tax assets	64	64
Software, net	2,087	2,265
Customer list, net	2,765	2,988
Domain names, net	16	19
Goodwill	16,150	15,167
Total assets	$41,039	$41,309
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank overdraft	$1,454	$1,456
Capital lease and other obligations	356	395
Secured notes payable	934	966
Senior secured notes payable, net of debt discount of $412 and $550	1,088	950
Accounts payable	6,649	5,775
Accrued expenses	3,447	2,240
Income tax payable	152	160
Acquisition liability – Kamera	1,500	3,000
Acquisition liability – Visual	1,075	2,218
Derivative liability	3,720	—
Other current liabilities	2,233	3,818
Total current liabilities	22,608	20,978
Capital lease and other obligations, net of current	862	949
Secured notes payable, net of current	202	236
Acquisition liability – Visual, net of current	538	1,075
Total liabilities	24,210	23,238
Equity:
Stockholders’ equity:
Common stock, $0.0001 par value: authorized 30,000,000 shares; issued and outstanding 4,745,756 and 4,183,280, respectively	—	—
Additional paid-in capital	84,868	101,057
Accumulated deficit	(67,751)	(82,499)
Accumulated other comprehensive loss	(288)	(250)
Total stockholders' equity	16,829	18,308
Non-controlling interest	—	(237)
Total equity	16,829	18,071
Total liabilities and equity	$41,039	$41,309

(A)	Reference is made to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on April 15, 2009.

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

	Three months ended March 31,
	2009	2008
Revenue	$9,624	$3,502
Variable and direct third party costs:
Cost of goods and services	3,478	—
Hosting, delivery and reporting	282	515
Content costs	461	184
Direct third party creative production costs	805	753
Total variable and direct third party costs	5,026	1,452
Gross profit	4,598	2,050
General and administrative expenses:
Compensation, travel and associated costs (including non-cash stock-based compensation of $280 and $4,001, respectively)	3,693	8,324
Legal, accounting, audit and other professional service fees	270	345
Office, marketing and other corporate costs	717	838
Merger and acquisition and investor relations expenses	378	—
Depreciation and amortization	683	245
Restructuring charges	119	2,745
Other non-recurring charges	244	135
Impairment of property and equipment	—	229
Total general and administrative expenses	6,104	12,861
Income (Loss) from operations	(1,506)	(10,811)
Interest income	1	61
Interest expense	(139)	(14)
Amortization of deferred financing costs and debt discount	(164)	—
Derivative income	1,950	—
Other income	29	22
Net income (loss) before income taxes	171	(10,742)
Income tax expense	(3)	(1)
Net income (loss)	168	(10,743)
Plus: Net loss attributable to the non-controlling interest	—	96
Net income (loss) available to common shareholders	$168	$(10,647)
Basic net income (loss) per common share	$0.04	$(9.57)
Diluted net income (loss) per common share	$0.04	$(9.57)
Basic weighted average common shares outstanding	4,289,630	1,112,459
Diluted weighted average common shares outstanding	4,473,679	1,112,459
Comprehensive income (loss):
Net loss	$168	$(10,647
Foreign currency translation gain (loss)	(37)	64
Comprehensive income (loss)	$131	$(10,583)

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
(Unaudited)

	Three months ended March 31,
	2009	2008
Operating Activities:
Net income (loss)	$168	$(10,647)
Adjustments to reconcile net loss to net cash used by operating activities:
Provision for doubtful accounts	57	94
Depreciation	279	108
Amortization of intangible assets	404	137
Amortization of deferred financing costs	26	—
Amortization of debt discount	138	—
Derivative income	(1,950)	—
Loss on impairment of property and equipment	—	229
Loss on impairment of goodwill	—	1,038
Non-cash stock based compensation	407	4,001
Non-controlling interest	—	(96)
Changes in assets and liabilities:
Accounts receivable	(799)	(774)
Inventories	1,042
Other assets	(1,430)	55
Accounts payable	874	(534)
Accrued expenses	1,207	1,464
Income tax payable	—	(12)
Other liabilities	(1,585)	119
Total adjustments	(1,330)	5,829
Net cash used by operating activities – forward	(1,162)	(4,818)
Investing Activities:
Release of restricted cash	—	100
Cash paid into investments	(200)	—
Cash paid in acquisition of Visual	(180)	—
Proceeds from sale of equipment	—	33
Purchase of equipment	(1,512)	(26)
Net cash (used) provided by investing activities – forward	$(1,892)	$107
Net cash used by operating activities – forwarded	$(1,162)	$(4,818)
Net cash (used) provided by investing activities – forward	(1,892)	107
Financing Activities:
Proceeds from exercise of stock options	25	—
Bank overdraft	(2)	89
Payment of Secured notes	(67)
Payment on capital leases	(126)	(28)
Net cash (used) provided by financing activities	(170)	61
Effect of exchange rate changes on cash	(129)	41
Net decrease in cash and cash equivalents	(3,353)	(4,609)
Cash and cash equivalents – beginning of period	5,878	10,189
Cash and cash equivalents – end of period	$2,525	$5,580
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Income taxes	$—	$—
Interest	$139	13

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(1) Basis of Presentation

KIT digital, Inc. (“we,”“us,” “our,” the “Company” or “KIT digital”), through our operating subsidiaries, provides enterprise customers an end-to-end technology platform for managing Internet Protocol (“IP”)-based video assets across the browser, mobile device and IPTV set-top box-enabled television set. We offer creative interface design, branding, strategic planning and technical integration services to complement our “VX”-branded software platform. Our business is divided into two segments: Digital Media Solutions and Professional Services (formerly “Agency Services”). Digital Media Solutions includes the delivery of IP video software solutions, including software-as-a-service (“SaaS”) fees, enterprise license fees, software usage fees, set-up/support services, storage, hardware components, content delivery, content syndication, and advertising-based monetization. Professional Services include technical integration services, interface design, branding, strategic planning, creative production, online marketing, media planning and analytics.

On March 6, 2009, we filed a certificate of amendment of our certificate of incorporation to (i) effect a 1-for-35 reverse stock split of our common stock; (ii) decrease the total number of shares of common stock authorized to be issued from 500,000,000 shares to 30,000,000 shares; and (iii) eliminate the authorization of a class of preferred stock. The changes made by the certificate of amendment were effective on March 9, 2009, and per share amounts in the accompanying financial statements have been adjusted for the reverse stock split. As a result of the reverse stock split, we had 4,805,489 outstanding shares of common stock as of May 15, 2009. Effective March 9, 2009, our ticker symbol on the OTC Bulletin Board was changed to “KDGL” from “KITD.”

The accompanying unaudited consolidated financial statements of KIT digital, Inc. and subsidiaries have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all information and footnotes required by general accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to make the interim financial statements not misleading have been included. The consolidated results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto of the Company and management’s discussion and analysis of financial condition and results of operations included in the our annual report on Form 10-K for the year ended December 31, 2008.

Principles of Consolidation — Our consolidated financial statements include the accounts of KIT digital, Inc., and all its wholly-owned subsidiaries. Included in the consolidation with wholly-owned subsidiary Kamera Content AB (“Kamera”) are Kamera’s 95%-owned subsidiary Kamera (S) PTE Ltd and its 55%-owned subsidiary Swegypt Company for Telecommunications (S.A.E).

Management Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.

Foreign Currency Translation — Assets and liabilities of KIT digital’s foreign subsidiaries are translated at current exchange rates and related revenues and expenses are translated at average exchange rates in effect during the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(1) Basis of Presentation  – (continued)

Fair Value of Financial Instruments — On the first day of fiscal 2008, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. SFAS 157 defines fair value as the amount that would be received upon sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which prioritizes the types of inputs to valuation techniques that companies may use to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). The next highest priority is given to inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2). The lowest priority is given to unobservable inputs in which there is little or no market data available and which require the reporting entity to develop its own assumptions (Level 3). No Level 2 or Level 3 inputs were used to record assets or liabilities at fair value.

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. See Note 6 for fair value hierarchy on the Derivative Liabilities.

		Fair Value Measurements at Reporting Date Using
Description	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 2)
Investments	$200	$200	—	—

Risk Concentrations — Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. From time to time, we obtain collateral for our cash and cash equivalent accounts where we deem prudent and is feasible. We have obtained callable cash collateral wherever we have identified credit risk exists with respect to these investments. The amount of cash beyond insured amounts as of March 31, 2009 was $2,506.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the nature of our customers who are dispersed across many industries and geographic regions. The allowance for doubtful accounts as of March 31, 2009 was $514. As of March 31, 2008, no customers made up more than 10% of our trade accounts receivable. As of March 31, 2009, two customers accounted for approximately 29.1% of our trade accounts receivable. We routinely assess the financial strength of customers and, based upon factors concerning credit risk, we establish an allowance for doubtful accounts. Management believes that accounts receivable credit risk exposure beyond such allowance is limited, and customer payments have been made subsequent to March 31, 2009 which have had the effect of lowering the concentration of trade accounts receivable.

Impairment of Long-Lived Assets — We review our long-lived assets and identifiable intangibles for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors and circumstances exist, we compare the projected undiscounted future cash flows associated with the future use and disposal of the related asset or group of assets to their respective carrying amounts. Impairment, if any, is measured as the excess of the carrying amount over the fair value based on market value (when available) or discounted expected cash flows of those assets, and is recorded in the period in which the determination is made.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(1) Basis of Presentation  – (continued)

Cash and Cash Equivalents — We consider all highly liquid investments with original maturities of 90 days or less when purchased, or fully cash-collateralized investments with immediate callability of collateral, to be cash or cash equivalents. As of March 31, 2009, we had $2,001 of cash equivalents in an account that pays interest at LIBOR, plus 150 basis points. This account is guaranteed and backed by liquid collateral instruments, and can be redeemed with 14 days written notice.

Investments — Investments include an investment in a limited partnership fund which invests, on a hedged basis, primarily in the U.S. equity markets. This investment was made in March 2008 and is recorded at a fair value of $200.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using the straight-line and declining balance methods of accounting over the estimated useful lives of the assets which range from one year to twenty years.

Routine maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reported in the statement of operations.

Income Taxes — Pursuant to SFAS No. 109, “Accounting for Income Taxes,” income tax expense (or benefit) for the year is the sum of deferred tax expense (or benefit) and income taxes currently payable (or refundable). Deferred tax expense (or benefit) is the change during the year in a company's deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Intangible Assets — Amortizable intangible assets of the Company are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets, with periods of up to five years. Goodwill is reviewed for impairment at least annually and all other intangible assets are reviewed for impairment if events or circumstances indicate that carrying amounts may not be recoverable (See Note 6).

Inventory — Inventories are valued at the lower of cost (first-in, first-out method) or market and are comprised of finished goods. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product age in inventory and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of March 31, 2009 and December 31, 2008, our reserves for excess and obsolete inventory were $120 and $157, respectively.

Derivative Financial Instruments — Upon the adoption of EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock” on January 1, 2009, certain of our financial instruments with “down-round” protection features are no longer considered indexed to our Company’s stock for purposes of determining whether they meet the first part of the scope exception in paragraph 11(a) of Statement 133. As such, these instruments no longer meet the conditions to obtain equity classification and are required to be carried as derivative liabilities, at fair value with changes in fair value reflected in our income (loss). The fair value of the investor warrants issued in the May 2008 private placement was $5,670 and $3,720 on January 1, 2009 and March 31, 2009, respectively.

Research and Development — Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product’s technological feasibility has been

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(1) Basis of Presentation  – (continued)

established through the date the product is available for general release to customers. We do not capitalize any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Revenue Recognition — We recognize revenue in accordance with the following authoritative literature: AICPA Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements,” which requires that four basic criteria be met before revenue can be recognized:
(i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue, net of sales taxes assessed by any governmental authority. Revenues are derived principally from the delivery of digital media solutions and professional services. Our revenues include fees charged for software-as-a-service (“SaaS”), enterprise licenses, software usage, storage, software set-up/support services, hardware components, content delivery, content syndication fees, advertising-based monetization and professional services. Revenue is recognized when the product and/or service has been provided to the customer. We may enter into agreements whereby we guarantee a minimum service level, or a minimum number of impressions, click-throughs or other criteria on our software platform’s points of distribution for a specified period. To the extent these guarantees are not met, we may defer recognition of the corresponding revenue until guaranteed delivery levels are achieved.

Stock-Based Compensation — On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment.” Among other items, SFAS 123R requires companies to record compensation expense for share-based awards issued to employees and directors in exchange for services provided. The amount of the compensation expense is based on the estimated fair value of the awards on their grant dates and is recognized over the required service periods. Our share-based awards include stock options, warrants and restricted stock awards.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard to all share-based awards issued on or after January 1, 2006 and any outstanding share-based awards that were issued but not vested as of January 1, 2006. For the three months ended March 31, 2009 and 2008, we recognized $280 and $4,001, respectively, of stock-based compensation expense in the consolidated statements of operations.

The estimated fair value underlying our calculation of compensation expense for stock options is based on the Black-Scholes-Merton pricing model. SFAS 123R requires forfeitures of share-based awards to be estimated at the time of grant and revised, if necessary, in subsequent periods if estimates change based on the actual amount of forfeitures experienced.

On March 17, 2008, the Board of Directors adopted an incentive compensation plan (the “2008 Incentive Stock Plan”). The 2008 Incentive Stock Plan currently has reserved 857,143 shares of common stock for issuance. Under the 2008 Incentive Stock Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 or which are not intended to qualify as Incentive Stock Options thereunder. In addition, direct grants of stock or restricted stock may be awarded.

Under the 2004 Stock Option Plan, we did not grant options to purchase shares of our common stock during the three months ended March 31, 2009. During the three months ended March 31, 2009, a total of 4,583 stock options vested, no stock options were cancelled or expired, no stock options were forfeited, and 40,694 stock options were unvested as of March 31, 2009. A total of 81,429 stock options were outstanding under this plan on March 31, 2009.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(1) Basis of Presentation  – (continued)

Under the 2008 Incentive Stock Plan, we granted options with exercise prices of $7.00 to purchase 93,374 shares of its common stock during the three months ended March 31, 2009. During the three months ended March 31, 2009, a total of 79,211 stock options vested, 8,820 stock options were exercised, and 22,750 stock options were cancelled, expired or forfeited with 321,298 stock options unvested as of March 31, 2009. A total of 481,988 stock options were outstanding under this plan on March 31, 2009.

Also included in non-cash compensation are warrants to purchase 34,286 shares of common stock with an exercise price of $4.655 issued to Robin Smyth, our former Chief Financial Officer on March 30, 2008, that vest over 36 months from the issue date. During the year ended March 31, 2009, a total of 2,858 warrants vested with 22,857 warrants unvested as of March 31, 2009.

Net Income (Loss) Per Share — We compute net income (loss) per common share under the provisions of SFAS No. 128, “Earnings per Share,” which establishes standards for computing and presenting earnings per share. SFAS No. 128 requires us to report both basic net (loss) income per share, which is based on the weighted average number of common shares outstanding during the period, and diluted net (loss) income per share, which is based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding. All equivalent shares underlying options and warrants were excluded from the calculation of diluted loss per share because we had net losses for all periods presented and therefore equivalent shares would have an anti-dilutive effect.

Reclassification — Certain prior period amounts have been reclassified to conform to the current presentation.

Recent Accounting Pronouncements — In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB 51,” which will change the accounting for and reporting of business combination transactions and non-controlling interests in consolidated financial statements. The provisions of SFAS 141R and SFAS 160 were effective for us on January 1, 2009. SFAS 141R had no impact on previously recorded acquisitions. SFAS 160 requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of operations and stockholders’ equity. We implemented these changes, which led to changes in the presentation of prior period results.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FSP amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP shall be effective for interim reporting periods ending after June 15, 2009. We are currently evaluating the impact that this standard may have on our financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009. We are currently evaluating the impact that this standard may have on our financial statements.

In April 2009, the SEC released Staff Accounting Bulletin No. 111 (“SAB 111”), which amends SAB Topic 5-M. SAB 111 notes that FSP No. 115-2 and FAS 124-2 were scoped to debt securities only, and the

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(1) Basis of Presentation  – (continued)

FSP referred readers to SEC SAB Topic 5-M for factors to consider with respect to other-than-temporary impairments for equity securities. With the amendments in SAB 111, debt securities are excluded from the scope of Topic 5-M, but the SEC staff’s views on equity securities are still included within the topic. We are currently evaluating the impact that this standard may have on our financial statements.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, to address some of the application issues under SFAS 141(R). The FSP deals with the initial recognition and measurement of an asset acquired or a liability assumed in a business combination that arises from a contingency provided the asset or liability’s fair value on the date of acquisition can be determined. When the fair value can’t be determined, the FSP requires using the guidance under SFAS No. 5, Accounting for Contingencies, and FASB Interpretation (FIN) No. 14, Reasonable Estimation of the Amount of a Loss. This FSP was effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. SFAS 141(R) may have a material impact on our consolidated financial statements if or when it enters into another business transaction.

(3) Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since its inception, we have incurred losses, have an accumulated deficit, and have experienced negative cash flows. Our cash flows have improved sequentially over the last five operating quarters, and management expects cash flows from operating activities to continue to improve, primarily as a result of the ongoing increase in revenue and maintenance of reduced costs on a relative basis. Furthermore, in the event the Company has required working capital in the past, we have historically received advances from KIT Media, Ltd. (“KIT Media”), an entity controlled by our chairman and chief executive officer Kaleil Isaza Tuzman, at pricing in line with prevailing market availability. However, there can be no assurance thereof, and this raises doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should we are unable to continue as a going concern.

(4) Acquisitions

On March 6, 2009, we acquired the remaining 49% outstanding share capital that we did not previously own in subsidiary Reality Group Pty. Ltd., in consideration of issuing the sellers 90,073 shares of our common stock for a total purchase price of $631. Reality Group’s activities are part of the Professional Services segment of our business.

(5) Acquisition Liabilities

On March 9, 2009, we issued 300,539 shares of our common stock in satisfaction of a $1,500 acquisition liability incurred in connection with the acquisition of Kamera Content AB in 2008. This reduced the remaining total liability included in the Balance Sheet in “Acquisition liability — Kamera” to $1,500 as of March 31, 2009.

On March 31, 2009, we issued 163,044 shares of our common stock to the former shareholders of Visual Connection a.s., pursuant to the Visual Share Purchase Agreement dated October 5, 2008, in satisfaction of a $1,500 acquisition liability. This reduced the liability included in the Balance Sheet in “Acquisition liability  — Visual” to $1,075 and “Acquisition liability — Visual, net of current” to $538 as of March 31, 2009.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(6) Derivative Liabilities

In June 2008, the Emerging Issues Task Force issued EITF Consensus No. 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock”. Under EITF 07-05, instruments which contain full ratchet anti-dilution provisions will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in paragraph 11(a) of Statement 133. The adoption of this EITF required us to (1) evaluate our instrument’s contingent exercise provisions and (2) evaluate the instrument’s settlement provisions. Based upon applying this approach to instruments within the scope of the consensus, we have determined that certain of our warrants which were classified in stockholders’ equity on December 31, 2008, no longer meet the definition of Indexed to a Company’s Own Stock provided in the Consensus. Accordingly, effective on January 1, 2009, we were required to reclassify those Warrants, at their fair value to liabilities. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) requires that the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations. The difference between the amount at which the warrants were originally recorded in the financials and the fair value of the instruments on January 1, 2009 was considered a cumulative effect of a change in the accounting principle, and required an adjustment to the opening balance of retained earnings in the amount of $14,580. The common shares indexed to the derivative financial instruments recorded as liabilities at January 1, 2009 and March 31, 2009 were 2,142,858.

We estimate fair values of derivative financial instruments using various techniques (and combinations thereof) that are considered to be consistent with the objective measuring fair values. In selecting the appropriate technique, we consider, among other factors, the nature of the instrument, the market risks that it embodies and the expected means of settlement. For less complex derivative instruments, such as free-standing warrants, we generally use the Black-Scholes-Merton (“BSM”) option valuation technique, adjusted for the effect of dilution, because it embodies all of the requisite assumptions (including trading volatility, estimated terms, dilution and risk free rates) necessary to fair value these instruments. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques (such as BSM) are highly volatile and sensitive to small changes in trading volatility and the trading market price of our common stock, and BSM does not effectively capture the cash-exercise nature of our warrants (and lack of liquidity in the underlying instrument). Since derivative financial instruments are initially and subsequently carried at fair values, our income (loss) will reflect the variability of the BSM method, the volatility in these estimates, and any changes made in the assumptions upon which these estimates are predicated.

The following tables summarize the components of derivative liabilities as of March 31, 2009 and the re-measurement date, January 1, 2009:

	March 31, 2009	Re-measurement date January 1, 2009
Investor warrants issued in May 2008 private placement	$(3,720)	$(5,670)
Significant assumptions (or ranges):
Trading market values(1)	$9.20	$5.25
Term (years)	4.11	4.35
Volatility(1)	59.34%	101.98%
Risk-free rate(2)	1.67%	1.55%
Effective Exercise price	$11.17	$5.92

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(6) Derivative Liabilities  – (continued)

Fair value hierarchy:

(1)	Level 1 inputs are quoted prices in active markets for identical assets and liabilities, or derived there from. Our trading market values and the volatilities that are calculated thereupon are level 1 inputs.
(2)	Level 2 inputs are inputs other than quoted prices that are observable. We use the current published yields for zero-coupon US Treasury Securities, with terms nearest the remaining term of the warrants for our risk free rate.
(3)	Level 3 inputs are unobservable inputs. Inputs for which any parts are level 3 inputs are classified as level 3 in their entirety. The remaining term used equals the remaining contractual term as our best estimate of the expected term and the effective exercise price which is based on the stated exercise price adjusted for anti-dilution provisions.

The effects on our income (loss) associated with changes in the fair values of our derivative financial instruments for the quarter ended March 31, 2009 was $1,950.

(7) Stock Issuances

On May 8, 2008, we entered into a Securities Purchase Agreement pursuant to which it sold 2,142,858 units to 35 accredited investors, each unit comprising of one share of common stock plus one warrant to purchase one share of common stock. The offering closed on May 8, 2008. The units were sold at a price of $7.00 per unit for aggregate gross proceeds of $15,000. The warrants have an exercise price of $11.90 per share and a term of five years. These warrants were valued under the BSM method as $20,250. The warrants provide the investors with full ratchet anti-dilution protection with relation to the exercise price of each warrant. KIT Media was the largest investor in the May 2008 Financing, investing $7,060 for a total of 1,008,572 units. Our Chief Executive Officer, Kaleil Isaza Tuzman, holds a controlling interest in KIT Media.

Pursuant to the terms of the Securities Purchase Agreement entered into with each of the accredited investors, we may be required to pay liquidated damages to the investors based on certain criteria. Upon the our request, KIT Media has allowed that the 1,008,572 shares of common stock and the 1,008,572 shares underlying warrants purchased by KIT Media in the May 2008 Financing be left unregistered to date. We failed to fulfill our obligations to file and have the registration statement made effective in the required time periods and owe approximately $117 in liquidated damages to the investors. This amount has been accrued and is included in accrued expenses and registration rights liquidated damages on the balance sheet and statement of operations, respectively.

In connection with the May 2008 Financing, we paid the placement agents a cash fee of an aggregate $155. In addition, we issued to the placement agents 23,536 and 12,071 warrants to purchase shares of common stock with an exercise price of $0.35 and $11.90 per share exercisable for a period of five years and were valued under the BSM method as $222 and $118, respectively. In connection with the May 2008 Financing, we received net proceeds of $14,680 after payment of placement agents’ fees of $155, legal fees and expenses of $160 and escrow agent fees of $5.

On December 31, 2008, we completed the investment for $5,000 with KIT Capital as called for under the Management Agreement for the issue of 892,858 shares of common stock at $5.60 per share. In addition we issued to KIT Capital a warrant to purchase 580,358 shares of our common stock (representing 65% warrant coverage on KIT Capital’s investment, as compared to 100% warrant coverage in the May 2008 financing transaction), for a term of five years commencing on December 31, 2008, at an exercise price of $11.90 per share, subject to the occurrence of certain events that could potentially reduce the exercise price to $5.60 per share.

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(8) Restructuring Charges

In the quarter ended March 31, 2009, we recorded restructuring charges of $119 in the three months ended March 31, 2009. This amount is comprised of employee termination costs related to the reorganization of the Company of $47, facility closing costs of $72 related to the closing of one of the Melbourne, Australia offices.

In the quarter ended March 31, 2008, we recorded restructuring charges of $2,745 in the three month period ended March 31, 2008. This amount is comprised of employee termination costs related to the reorganization of the Company of $2,598 and contract settlement and facility closing costs of $147 related to the closing of the Clifton Park, New York office and vendor settlements related to the reorganization. Included in the employee termination costs are $2,397 related to the settlement of separation agreements as described below. On March 26, 2008 and March 30, 2008, the Company reached negotiated settlements with Robert Petty and Robin Smyth, respectively, restructuring their respective employment agreements, each of which involved one-time cash severance payments. In exchange for entering into new, “at will” employment agreements, Messrs. Petty and Smyth received upfront cash settlements of $675 and $275 respectively, as well as an aggregate of 7 million and 1.65 million fully vested warrants respectively to purchase the Company's common stock, at a strike price equal to the 3-day weighted average of closing price of the Company's common stock prior to the effective date. These warrants have been valued under the BSM method at $1,038. These warrants will become exercisable in  1/12 increments on a monthly basis starting six months from the effective date. Also, Mr. Smyth is to receive additional lump-sum payments of $200, less applicable tax withholding and deductions. Mr. Smyth's restructured employment agreement involved certain warrant-based incentives. Included in the $2,397 are cash payments of $1,150, $1,088 related to the valuation of the warrants and $209 in legal fees paid on behalf of Mr. Petty, which was part of Mr. Petty’s separation agreement.

(9) Other Non-Recurring Charges

In the quarter ended March 31, 2009, we have recorded other non-recurring charges of $244 in the three months ended March 31, 2009. This amount is related to the redundancy in staff and consultants during reorganization for the transition of technology infrastructure due to the centralizing of resources in our Toronto and Prague offices.

In the quarter ended March 31, 2008, we have recorded other non-recurring charges of $135 related to (a) the redundancy in staff and consultants during reorganization due to the centralizing of resources in Toronto and (b) corporate rebranding related to the reorganization.

(10) Impairment of Property and Equipment

In March 2008, we decided to downsize our office in London and move to another location to reduce costs. This included removing and abandoning the leasehold improvements and furniture and fixtures in the former London office. Due to this office relocation, we recorded an impairment charge for certain property and equipment, which totaled $229 during the year ended December 31, 2008. This amount was recorded as a loss on impairment of property and equipment in the Statement of Operations.

(11) Segment Reporting

We derive our revenue from two operating segments. These operating segments are presented on a worldwide basis and include: Digital Media Solutions and Professional Services.

Digital Media Solutions includes the comprehensive delivery of IP video software solutions, including SaaS fees, enterprise license fees, software usage fees, storage, set-up/support services, hardware components, content delivery, content syndication, and advertising-based monetization. Our IP digital asset management platform, branded as “VX,” allows for management of IP video assets for consumption on the computer browser, mobile devices and the IPTV set-top box enabled television set. Our software is generally hosted in

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(11) Segment Reporting  – (continued)

our facilities, and delivered as a service, but we occasionally sell upfront enterprise licenses which allow for hosting and deployment of our VX software suite at the customer site.

Professional Services is designed to support and complement the Digital Media Solutions segment of our business, and includes technical integration services, interface design, branding, strategic planning, creative production, sponsorships, online marketing, media planning, data management and analytics.

The emphasis of our business is the Digital Media Solutions segment. As our operations continue to evolve, the Company will continue to regularly review the business to determine if there is a need to make changes to these reported segments.

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the following table provides revenue and segment income (loss) from operations for each of the segments. Segment income (loss) from operations, as shown below, is the performance measure used by management to assess segment performance and excludes the effects of: stock-based compensation, amortization of intangible assets and corporate expenses. Corporate expenses consist of those costs not directly attributable to a segment, and include: salaries and benefits for our corporate executives, corporate governance costs, fees for professional service providers including audit, legal, tax, insurance, and other corporate expenses.

	Three Months ended March 31,
	2009	2008
	(unaudited)	(unaudited)
Revenue:
Digital Media Solutions	$8,828	$2,373
Professional Services	796	1,129
Total revenue	$9,624	$3,502
Operating income (loss):
Digital Media Solutions	$572	$(3,379)
Professional Services	(117)	13
Corporate	(1,961)	(7,445)
Total operating loss	$(1,506)	$(10,811)

	March 31, 2009	December 31, 2008
	(unaudited)	(unaudited)
Assets:
Digital Media Solutions	$15,985	$15,901
Professional Services	872	836
Corporate	24,182	24,572
Total assets	$41,039	$41,309

KIT DIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Except Share and Per Share Data)
(Unaudited)

(12) Subsequent Events

On April 8, 2009, we acquired 100% of the operating assets and assumed current liabilities of Narrowstep, Inc. (“Narrowstep”) in exchange for 25,000 shares of restricted common stock, 5,000 of which have been escrowed against indemnities entered into in connection with the Narrowstep asset purchase. Concurrently with the closing of the Narrowstep asset purchase, Granahan McCourt Capital, LLC, a shareholder of Narrowstep, lent $350 to us in the form of an interest-free convertible note, which has been used to cover technical and operational restructuring charges incurred in the asset purchase, and is convertible at our election into a future equity financing (“Convertible Note”). The Narrowstep assets did not have a material impact on our operations; the revenues from former Narrowstep customers represented less than 3% of our average monthly revenue as of May 13, 2009. In May and June 2009, in order to support our strategic initiative, KIT Media made available to us advances of $2,500 convertible into future common stock offering, at terms identical to those of outside investors.

Each trademark, trade name or service mark appearing above belongs to its respective holder.

3,300,000 Shares

Common Stock

PROSPECTUS

Roth Capital Partners

Merriman Curhan Ford & Co.

Maxim Group LLC

         , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Except as set forth below, the following fees and expenses will be paid by KIT digital, Inc. in connection with the issuance and distribution of the shares of common stock covered by this registration statement and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, FINRA filing and Nasdaq listing fees, are estimated.

SEC registration fees	$1,604
FINRA filing fees	3,375
Nasdaq Capital Market listing fee	45,000
Underwriters’ expense allowance	90,000
Legal fees and expenses	80,000
Printing and engraving expenses	9,000
Blue sky legal and filing fees	1,500
Accounting fees and expenses	15,000
Transfer agent fees	2,000
Miscellaneous	2,521
Total	$250,000

Item 14. Indemnification of Directors and Officers.

Under the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director directly or indirectly derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We are not, however, required to indemnify any director or officer in connection with any (a) willful misconduct, (b) willful neglect, or (c) gross negligence toward or on behalf of us in the performance of his or her duties as a director or officer. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or officer in connection with that proceeding on receipt of any undertaking by or on behalf of that director or officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

We have been advised that, in the opinion of the SEC, any indemnification for liabilities arising under the Securities Act of 1933 is against public policy, as expressed in the Securities Act, and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

KIT digital, Inc. sold the following securities within the past three years without registering the securities under the Securities Act of 1933, as amended (the “Securities Act”).

On August 18, 2006, we sold 126,286 shares of common stock and 63,143 warrants to purchase shares of common stock to accredited investors. The shares of common stock were sold at a price of $43.75 per share, resulting in $5,525,000 of gross proceeds. Each investor was issued warrants to purchase a number of shares of common stock equal to 50% of the number of shares of common stock purchased. The warrants have an exercise price of $70.00 per share and a term of five years. We also issued an aggregate of 22,896 warrants to the placement agents in connection with the sale of the Company’s common stock. The warrants issued to the placement agents have an exercise price of $43.75 per share and a term of five years. These securities were sold pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On November 16, 2006, we sold 239,382 shares of common stock and 71,815 warrants to purchase shares of common stock to accredited investors. The shares of common stock were sold at a price of $64.75 per share, resulting in $15,500,000 of gross proceeds. Each investor was issued warrants to purchase a number of shares of common stock equal to 30% of the number of shares of common stock purchased. The warrants have an exercise price of $105.00 per share and a term of five years. We also issued an aggregate of 9,336 warrants to the placement agents in connection with the sale of the Company’s common stock. The warrants issued to the placement agents have an exercise price of $105.00 per share and a term of five years. These securities were sold pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On January 25, 2007, we issued 57,143 shares of common stock to News Corp. pursuant to an agreement with News Corp. The shares are currently held in escrow and will be released to News Corp. pursuant to the terms of the Agreement.

On May 4, 2007, we sold an aggregate of 285,714 shares of common stock and 85,714 warrants to purchase shares of our common stock to accredited investors. The shares of common stock were sold at a price of $87.50 per share. Each investor will be issued warrants to purchase a number of shares of common stock equal to 30% of the number of shares of common stock purchased. The warrants have an exercise price of $157.50 per share and a term of five years.

On July 12, 2007, we issued 17,143 shares of common stock to Wurld Media, Inc. pursuant to the terms of the Asset Purchase Agreement, dated July 12, 2007.

On May 8, 2008, we sold an aggregate of 2,142,857 shares of common stock and 2,142,857 warrants to purchase shares of our common stock to accredited investors. The shares of our common stock were sold at a price of $7.00 per share. Each investor was issued warrants to purchase a number of shares equal to 100% of the number of shares of common stock purchased. The warrants have an exercise price of $11.90 per share and a term of five years.

In November 2008, we received a $1.5 million senior secured term loan from Genesis Merchant Partners, LP, pursuant to the terms of a note purchase agreement. The senior secured term loan bears cash interest payable monthly in arrears, and matures on December 31, 2009. The principal is repayable in monthly installments of $75,000 beginning in May 2009, with the remainder of the principal due at maturity. The note is secured by a substantial amount of our property, including accounts receivable and inventory, but excludes any security interests in our Visual Connection, a.s. and Reality Group Pty Ltd. subsidiaries. In conjunction with the borrowing, we issued to Genesis Merchant Partners, LP a warrant entitling it to purchase, for $11.90 per share, 139,286 shares of our common stock through October 31, 2013.

In the last 60 days, KIT Media Ltd., an entity controlled by Kaleil Isaza Tuzman, our Chairman and Chief Executive Officer, made $3.35 million available to us in an interim convertible promissory note bearing an 8% interest rate per annum and convertible into the current common stock offering under terms identical to other investors in this offering. In connection with our acquisition of Narrowstep Inc. in April 2009, Granahan McCourt Capital, LLC, a stockholder of Narrowstep, loaned us $350,000, pursuant to a convertible promissory note on substantially the same terms as the KIT Media note described above.

For each of the above transactions exempt from registration requirements under Rule 506, the individuals and entities to whom we issued securities are unaffiliated with us. For each of such sales, no advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of ours or our executive officers, and transfer was restricted by us in accordance with the requirements of the Securities Act. Each of such persons represented to us that they were accredited or sophisticated investors, that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons had access to our SEC filings.

Item 16. Exhibits and Financial Statement Schedules.

(a) The exhibits listed in the following Exhibit Index are filed as part of this registration statement.

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
2.1	Agreement and Plan of Merger dated as of December 2, 2003 by and among Virilitec Industries, Inc., ROO Media Corporation, VRLT Acquisition Corp., and Jacob Roth and Bella Roth.(1)
2.2	Stock Purchase Agreement dated as of March 11, 2004 by and among the Company and the shareholders of Reality Group Pty Ltd.(2)
2.3	Asset Purchase Agreement dated as of May 26, 2004 by and among the Company, Undercover Holdings Pty Ltd. and Undercover Media Pty Ltd.(3)
2.4	Stock Purchase Agreement dated as of September 10, 2004 by and among the Company and Avenue Group, Inc. in connection with the purchase of common stock of Bickhams Media, Inc.(4)
2.5	Stock Purchase Agreement dated as of November 1, 2004 by and between Bickhams Media, Inc., ROO Group, Inc., and Daniel and Vardit Aharonoff.(5)
2.6	Amendment No. 1 dated October 28, 2005 to Stock Purchase Agreement among ROO Group, Inc. and the shareholders of Reality Group Pty Ltd.(6)
2.7	Share Purchase Agreement dated October 28, 2005 by and among ROO Broadcasting Limited and the Sellers thereto.(6)
2.8	Share Purchase Agreement for the Acquisition of all Issued Shares of Visual Connection, a.s., dated October 5, 2008, between KIT digital, Inc. and KIT digital FZ-LLC (on the one hand), and Tomas Petru and Jakub Vanek (on the other hand).(7)
3.1	Certificate of Incorporation of Virilitec Industries, Inc.(8)
3.2	Certificate of Amendment of Certificate of Incorporation of Virilitec Industries, Inc. filed with the State of Delaware on October 31, 2003.(9)
3.3	Certificate of Amendment to the Amended Certificate of Incorporation of Virilitec Industries, Inc. filed with the State of Delaware on February 18, 2004.(9)
3.4	Certificate of Designation, Powers, Preferences and Rights of Series A Preferred Stock, filed with the State of Delaware on March 9, 2005.(10)
3.5	Certificate of Designation, Powers, Preferences and Rights of Series A Preferred Stock, filed with the State of Delaware on March 9, 2005.(10)
3.6	Amendment to the Certificate of Designation, Powers, Preferences and Rights of Series A Preferred Stock, filed with the State of Delaware on September 30, 2005.(11)
3.7	Certificate of Amendment to Amended Certificate of Incorporation, effective as of October 3, 2005.(11)
3.8	Certificate of Amendment to the Certificate of Incorporation filed with the Delaware Secretary of State on May 19, 2008.(12)
3.9	By-laws(8)
3.10	Amendment to By-laws.(13)
4.1	Stock Purchase Warrant issued to AJW Offshore, Ltd., dated September 10, 2004.(14)
4.2	Stock Purchase Warrant issued to AJW Qualified Partners, LLC, dated September 10, 2004.(14)
4.3	Stock Purchase Warrant issued to AJW Partners, LLC, dated September 10, 2004.(14)
4.4	Stock Purchase Warrant issued to New Millennium Capital Partners II, LLC, dated September 10, 2004.(14)

Exhibit Number	Description
4.5	Stock Purchase Warrant issued to AJW Offshore, Ltd., dated November 23, 2004.(15)
**4.6	Form of Underwriters’ Purchase Option.
*5.1	Opinion of Greenberg Traurig, LLP.
10.1	Employment Agreement with Robert Petty dated April 1, 2004.(16)
10.2	Employment Agreement with Robin Smyth, dated April 1, 2004.(16)
10.3	Employment Agreement with Robert Petty, dated November 1, 2004.(9)
10.4	Employment Agreement with Robin Smyth dated November 1, 2004.(9)
10.5	Sublease dated April 1, 2005.(17)
10.6	AT&T Intelligent Content Distribution Service Agreement, dated August 16, 2001.(9)
10.7	Network Services Agreement with Speedera Networks, Inc. dated June 1, 2004.(9)
10.8	Securities Purchase Agreement, dated September 10, 2004, by and among ROO Group, Inc. and AJW Offshore, Ltd., AJW Qualified Partners, LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC.(14)
10.9	Letter agreement dated May 12, 2005 between the Company, AJW Offshore, Ltd., AJW Qualified Partners, LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC.(18)
10.10	Note Purchase Agreement, made as of May 18, 2005, by and between ROO Group, Inc. and Robert Petty.(19)
10.11	Registration Rights Agreement, made as of May 18, 2005, by and among Robert Petty, ROO Group, Inc. and the purchasers listed on Schedule I thereto.(20)
10.12	Securities Purchase Agreement, dated July 18, 2005, by and among ROO Group, Inc. and AJW Offshore, Ltd., AJW Qualified Partners, LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC.(21)
10.13	Registration Rights Agreement, dated as of July 18, 2005, by and among ROO Group, Inc. and AJW Offshore, Ltd., AJW Qualified Partners, LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC.(21)
10.14	Omnibus Consent and Waiver dated August 18, 2005 between ROO Group, Inc., AJW Offshore, Ltd., AJW Qualified Partners, LLC, AJW Partners, LLC and New Millennium Capital Partners II, LLC.(22)
10.15	Common Stock Purchase Agreement dated August 19, 2005 among ROO Group, Inc. and the purchasers listed on Exhibit A thereto.(23)
10.16	Registration Rights Agreement dated August 19, 2005 among ROO Group, Inc. and the purchasers listed on Schedule 1 thereto.(23)
10.17	Escrow Agreement dated August 19, 2005 among ROO Group, Inc., the purchasers signatory thereto and the escrow agent.(23)
10.18	Common Stock Purchase Agreement dated October 20, 2005 among ROO Group, Inc. and the purchasers listed on Exhibit A thereto.(24)
10.19	Registration Rights Agreement dated October 20, 2005 among ROO Group, Inc. and the purchasers listed on Schedule 1 thereto.(24)
10.20	Escrow Agreement dated October 20, 2005 among ROO Group, Inc., the purchasers signatory thereto and the escrow agent.(24)
10.21	Common Stock Purchase Agreement dated December 28, 2005 among ROO Group, Inc. and the purchasers listed on Exhibit A thereto.(25)
10.22	Escrow Agreement dated December 28, 2005 among ROO Group, Inc., the purchasers signatory thereto and the escrow agent.(25)

Exhibit Number	Description
10.23	Registration Rights Agreement dated December 28, 2005 among ROO Group, Inc. and the purchasers listed on Schedule 1 thereto.(25)
10.24	Securities Purchase Agreement dated August 18, 2006 among ROO Group, Inc. and the purchasers listed on Exhibit A thereto.(26)
10.25	Escrow Agreement dated August 18, 2006 among ROO Group, Inc., the purchasers signatory thereto and the escrow agent.(26)
10.26	Securities Purchase Agreement dated November 14, 2006 among ROO Group, Inc. and the Purchasers listed on Exhibit A thereto.(27)
10.27	Escrow Agreement dated November 14, 2006 among ROO Group, Inc., the purchasers signatory thereto.(27)
10.28	Securities Purchase Agreement, dated May 4, 2007, among ROO Group, Inc., the purchasers signatory thereto.(28)
10.29	Escrow Agreement, dated May 4, 2007, among ROO Group, Inc., the purchasers signatory.(28)
10.30	Asset Purchase Agreement, dated July 12, 2007, by and among ROO HD, Inc., Wurld Media, Inc., Gregory Kerber, and Kirk Feathers.(29)
10.31	Agreement, dated January 25, 2007, by and among ROO Group, Inc. and News Corporation.(30)
10.32	Securities Purchase Agreement dated May 8, 2008 among ROO Group, Inc., the purchasers signatory thereto.(31)
21.1	Subsidiaries of the Company.(32)
*23.1	Consent of MSPC.
23.3	Consent of Greenberg Traurig, LLP (included in the opinion filed as Exhibit 5.1).
25.1	Power of Attorney (set forth on signature page of the Registration Statement).

Unless otherwise indicated, exhibits were previously filed.

*	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference to Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2003.
(2)	Incorporated by reference to Form 8-K, filed with the SEC on May 17, 2004.
(3)	Incorporated by reference to Form 8-K, filed with the SEC on June 16, 2004.
(4)	Incorporated by reference to Form 8-K, filed with the SEC on September 22, 2004.
(5)	Incorporated by reference to Form 8-K/A, filed with the SEC on November 5, 2004.
(6)	Incorporated by reference to Form 8-K/A, filed with the SEC on November 2, 2005.
(7)	Incorporated by reference to Form 8-K, filed with the SEC on October 9, 2008.
(8)	Incorporated by reference to Form 10-SB (File No. 000-25659), filed with the SEC on March 29, 1999.
(9)	Incorporated by reference to Form SB-2 (File No. 333,120605), filed with the SEC on November 18, 2004.
(10)	Incorporated by reference to Form 8-K, filed with the SEC on March 14, 2005.
(11)	Incorporated by reference to Form 8-K, filed with the SEC on October 4, 2005.
(12)	Incorporated by reference to Form 8-K, filed with the SEC on June 2, 2008.
(13)	Incorporated by reference to Form 8-K, filed with the SEC on June 1, 2009.
(14)	Incorporated by reference to Form 8-K, filed with the SEC on September 16, 2004.
(15)	Incorporated by reference to Form 8-K, filed with the SEC on November 30, 2004.
(16)	Incorporated by reference to Form 10-QSB, filed with the SEC on August 16, 2004.

(17)	Incorporated by reference to Form 8-K, filed with the SEC on June 13, 2005.
(18)	Incorporated by reference to Form 8-K, filed with the SEC on May 12, 2005.
(19)	Incorporated by reference to Form 8-K, filed with the SEC on May 24, 2005.
(20)	Incorporated by reference to Form 8-K, filed with the SEC on July 22, 2005.
(21)	Incorporated by reference to Form 8-K, filed with the SEC on July 23, 2005.
(22)	Incorporated by reference to Form 8-K, filed with the SEC on August 24, 2005.
(23)	Incorporated by reference to Form 8-K, filed with the SEC on August 25, 2005.
(24)	Incorporated by reference to Form 8-K, filed with the SEC on October 26, 2005.
(25)	Incorporated by reference to Form 8-K, filed with the SEC on December 30, 2005.
(26)	Incorporated by reference to Form 8-K, filed with the SEC on August 24, 2006.
(27)	Incorporated by reference to Form 8-K, filed with the SEC on November 20, 2006.
(28)	Incorporated by reference to Form 8-K, filed with the SEC on May 10, 2007.
(29)	Incorporated by reference to Form 8-K, filed with the SEC on July 18, 2007.
(30)	Incorporated by reference to Form 8-K/A, filed with the SEC on March 14, 2005.
(31)	Incorporated by reference to Form 8-K, filed with the SEC on May 8, 2008.
(32)	Incorporated by reference to 2008 Form 10-K, filed with the SEC on April 15, 2009.

(b) The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17. Undertakings.

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Intentionally omitted.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Intentionally omitted.

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on July 23, 2009.

KIT DIGITAL, INC.

By:	/s/ Kaleil Isaza Tuzman Kaleil Isaza Tuzman Chairman and Chief Executive Officer (principal executive officer)
By:	/s/ Jonathan Hirst Jonathan Hirst Chief Financial Officer (principal financial and accounting officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kaleil Isaza Tuzman Kaleil Isaza Tuzman	Chairman and Chief Executive Officer (principal executive officer)	July 23, 2009
/s/ Gavin Campion* Gavin Campion	President and Director	July 23, 2009
/s/ Jonathan Hirst Jonathan Hirst	Chief Financial Officer (principal financial and accounting officer)	July 23, 2009
/s/ Kamal El-Tayara* Kamal El-Tayara	Director	July23 , 2009
/s/ Steven G. Felsher* Steven G. Felsher	Director	July 23, 2009
/s/ Daniel W. Hart* Daniel W. Hart	Director	July 23, 2009
/s/ Lars Kroijer* Lars Kroijer	Director	July 23, 2009
/s/ Robin Smyth* Robin Smyth	Director	July 23, 2009
/s/ Wayne Walker* Wayne Walker	Director	July 23, 2009
* By: /s/ Kaleil Isaza Tuzman Kaleil Isaza Tuzman Attorney-in-Fact